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PROS Holdings, Inc. Index to consolidated financial statements

Filed Pursuant to Rule 424(B)(1)
Registration No. 333-141884

Prospectus

6,825,000 shares

Common stock

This is an initial public offering of 5,118,750 shares of common stock by PROS Holdings, Inc. The selling stockholders included in this prospectus are selling an additional 1,706,250 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The initial offering price is $11.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on the New York Stock Exchange under the symbol PRO.

	Per share	Total

Initial public offering price	$11.00	$75,075,000
Underwriting discount	$0.77	$5,255,250
Proceeds to us before expenses	$10.23	$52,364,813
Proceeds to selling stockholders before expenses	$10.23	$17,454,938

The selling stockholders identified in this prospectus have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to 1,023,750 additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Deutsche Bank Securities

Jefferies & Company	Thomas Weisel Partners LLC

The underwriters expect to deliver the shares of common stock to purchasers on July 3, 2007.

June 27, 2007

Table of contents

Prospectus summary
Risk factors
Special note regarding forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Executive compensation
Certain relationships and related party transactions
Principal and selling stockholders
Description of capital stock
Material U.S. federal tax consequences to non-U.S. holders
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find additional information
Index to consolidated financial statements

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: neither we, the selling stockholders nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Prospectus summary

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk factors" beginning on page 6 before deciding to invest in our common stock.

Overview

We are a leading provider of pricing and revenue optimization software, an emerging category of enterprise applications designed to allow companies to improve financial performance by enabling better pricing. By using our software products, customers gain insight into their pricing strategies, identify detrimental pricing practices, optimize their pricing decision-making and improve their business processes and financial performance. Our software products incorporate advanced pricing science, which includes operations research, forecasting and statistics. Our innovative science-based software products analyze, execute and optimize pricing strategies using data from traditional enterprise applications, often augmenting it with real-time and historical data. We also provide a range of services that include analyzing a company's current pricing processes and implementing our software products to improve pricing performance. We provide our software products to enterprises across a range of industries, including manufacturing, distribution, services, hotel and cruise, and airline. As of March 31, 2007, we had 90 customers across five industries in 42 countries with over 200 implementations of our software products. We recorded revenue of $35.1 million and $46.0 million in 2005 and 2006, respectively, and have achieved eight consecutive years of profitability. Approximately 60%, 63% and 67% of our total revenue came from customers outside the United States in 2005, 2006 and the three months ended March 31, 2007, respectively. This international growth began with our efforts initially to market our products to the global airline industry.

Industry background

Pricing is an important component of an enterprise's business processes and financial performance. Companies can face a variety of pricing problems such as unnecessary discounting and quoting prices below breakeven. We believe that improving pricing is one of the most strategic and powerful ways for companies to improve their business and financial performance. According to a 2006 Gartner Research report, on average, a 1% improvement in price translated to an 11% increase in profitability. In contrast, according to the same report, a 1% improvement in fixed costs or variable costs only increases profitability by 3% and 7%, respectively.

A variety of trends are accelerating the need for better pricing. They include increasingly complex markets and business models, greater sophistication of purchasers, proliferation of pricing entities and competitive alternatives, growing quantities of enterprise data and diminishing returns from traditional enterprise applications.

One element contributing to pricing problems is the limited visibility into effective prices and margins after accounting for discounts, promotions, rebates and allowances. In addition, a lack of uniform pricing and goals, an unscientific, ad-hoc approach to pricing and a lack of complete, relevant and timely data further add to the pricing problems that we believe most companies face.

We believe most companies have yet to develop or systematically implement pricing technology solutions that can best meet business goals and generate optimal prices.

We believe the market for pricing and revenue optimization software is a large and rapidly growing opportunity that spans most major industries. An August 2006 AMR Research report estimated that the price management applications market will be $348 million in 2007 and will grow to approximately $1.1 billion in 2010, a compound annual growth rate of 46%. We believe that the overall pricing and revenue optimization software market includes additional elements not considered in the AMR Research report.

Our solution

The PROS Pricing Solution Suite is our set of integrated software products that enables enterprises to apply pricing science to determine, analyze and execute optimal pricing strategies. Our software products support pricing decisions through the aggregation and analysis of extensive enterprise application data, transactional data and market information. Our PROS Pricing Solution Suite addresses three areas necessary to implement and execute an effective pricing solution: pricing analytics, pricing execution and pricing optimization. Our science-based approach to pricing increases business insight, enhances planning and decision making as well as improves business and financial performance for our customers.

Key strengths that differentiate us from our competitors include our extensive experience in pricing and revenue optimization, our thought leadership in pricing and revenue optimization science, our high-performance software architecture with proven scalability, our broad pricing and revenue optimization capabilities and our global diversified customer base. In addition, we are able to configure our PROS Pricing Solution Suite to meet the needs of our customers across industries.

Our strategy

Our objective is to be the leading global provider of pricing and revenue optimization software products. We plan to:

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continue to expand across vertical markets;

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continue to focus on customer satisfaction and retention;

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extend our pricing thought leadership;

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extend our technology leadership; and

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leverage third-party consultants and systems integrators.

Company information

We were incorporated in Texas in 1985, reincorporated as a Delaware corporation in 1998 and reorganized as a Delaware holding company in 2002. Our principal executive offices are located at 3100 Main Street, Suite 900, Houston, Texas 77002. Our telephone number is (713) 335-5151. Our website address is www.prospricing.com. The information on, or that can be accessed through, our website is not part of this prospectus.

PROS Revenue Management®, PROS and PROS Pricing Solution Suite are our trademarks in the United States. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

The offering

Common stock offered by PROS Holdings, Inc.:	5,118,750 shares
Common stock offered by the selling stockholders:	1,706,250 shares
Common stock to be outstanding after this offering:	25,787,884 shares
Over-allotment option:	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,023,750 shares of common stock.
Use of proceeds:
Approximately $20.0 million will be used to repay outstanding indebtedness. We intend to use the remainder of the proceeds of the offering for working capital and other general corporate purposes, including capital expenditures and research and development. See "Use of proceeds."
Proposed New York Stock Exchange symbol:	PRO

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 15, 2007. This information excludes:

•
200,000 shares of common stock issuable upon the exercise of warrants to acquire our common stock with an exercise price of $2.05 per share;

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1,502,260 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $4.85 per share; and

•
710,000 shares reserved for future issuance under our 2007 equity incentive plan.

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option.

Summary consolidated financial data

The summary consolidated financial data set forth below should be read in conjunction with "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Year ended December 31			Three months ended March 31
(In thousands, except per share amounts)
	2004	2005	2006	2006	2007

Statement of income data:
Revenue
License and implementation	$20,015	$20,190	$29,604	$5,707	$9,023
Maintenance and support	12,431	14,940	16,423	3,911	4,429

Total revenue	32,446	35,130	46,027	9,618	13,452
Cost of revenue
License and implementation	10,639	10,071	12,079	2,406	3,189
Maintenance and support	2,750	3,310	3,526	866	989

Total cost of revenue	13,389	13,381	15,605	3,272	4,178

Gross profit	19,057	21,749	30,422	6,346	9,274
Gross margin	58.7%	61.9%	66.1%	66.0%	68.9%
Operating expenses
Selling, general and administrative	8,969	12,010	13,261	3,362	3,148
Research and development	6,262	6,399	10,332	2,147	3,741

Total operating expenses	15,231	18,409	23,593	5,509	6,889
Income from operations	3,826	3,340	6,829	837	2,385
Interest income, net	366	1,074	1,921	430	516

Income before income taxes	4,192	4,414	8,750	1,267	2,901
Income tax provision	(536)	(975)	(1,725)	(250)	(606)

Net income	3,656	3,439	7,025	1,017	2,295

Accretion of preferred stock	(1,256)	(852)	(460)	(131)	(82)

Net earnings attributable to common stockholders	$2,400	$2,587	$6,565	$886	2,213

Net earnings attributable to common stockholders per share:
Basic	$0.24	$0.19	$0.33	$0.05	$0.11
Diluted	$0.19	$0.16	$0.32	$0.04	$0.11

Weighted average number of shares
Basic	9,822	13,891	19,649	19,584	19,765
Diluted	19,618	20,012	20,604	20,462	20,224

The "As adjusted" column in the table below reflects the application of the net proceeds from the sale by us of the shares of common stock in this offering after the deduction of the underwriting discount and estimated offering expenses.

	March 31, 2007
(Dollars in thousands)	Actual	As adjusted

Balance sheet data:
Cash and cash equivalents	$5,569	$35,934
Working capital	(9,341)	21,224
Total assets	25,702	56,067
Long-term indebtedness, including current portion	20,000	—
Total stockholders' equity (deficit)	$(27,674)	$22,691

The above information excludes:

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200,000 shares of common stock issuable upon the exercise of warrants to acquire our common stock with an exercise price of $2.05 per share;

•
1,502,260 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $4.85 per share; and

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710,000 shares of common stock reserved for future issuance under our 2007 equity incentive plan.

Risk factors

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks materializes, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks relating to our business and industry

We focus exclusively on the pricing and revenue optimization software market, and if this market develops more slowly than we expect, our business will be harmed.

We derive, and expect to continue to derive, all of our revenue from providing pricing and revenue optimization software products, implementation services and ongoing customer support. The pricing and revenue optimization software market is relatively new and still evolving, and it is uncertain whether this software will achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of businesses to implement pricing and revenue optimization software.

Some businesses may be reluctant or unwilling to implement pricing and revenue optimization software for a number of reasons, including failure to understand the potential returns of improving their pricing processes and lack of knowledge about the potential benefits that such software may provide. Even if businesses recognize the need for improved pricing processes, they may not select our pricing and revenue optimization software products because they previously have made investments in internally developed pricing and revenue optimization solutions. Some businesses may elect to improve their pricing processes through solutions obtained from their existing enterprise software providers, whose solutions are designed principally to address one or more functional areas other than pricing. These enterprise solutions may appeal to customers that wish to limit the number of software vendors on which they rely and the number of different types of solutions used to run their businesses.

If businesses do not perceive the benefits of pricing and revenue optimization software, the pricing and revenue optimization software market may not continue to develop or may develop more slowly than we expect, either of which would significantly and adversely affect our revenue and operating results. Because the pricing and revenue optimization software market is developing and the manner of its development is difficult to predict, we may make errors in predicting and reacting to relevant business trends, which could harm our operating results.

Any downturn in our sales to airlines or any failure to increase sales to other industries would adversely affect our operating results.

Historically, we have derived a significant portion of our revenue from the sale of our solutions to customers in the airline industry. Revenue from customers in the airline industry accounted for 52%, 44% and 43% of our total revenue in 2005, 2006, and the three months ended March 31, 2007, respectively. In 2005, 2006 and the three months ended March 31, 2007, airlines contributed 44%, 34% and 34%, respectively, of our license and implementation revenue. We classify revenue from all cargo customers, including air cargo customers, as part of our services industry revenue. We do not expect the revenue from the sale of our software products and services to customers in the airline industry to grow as rapidly as our revenue from sales to customers in other industries. As such, our success is highly dependent upon our ability to sell our software products to customers in industries other than the airline industry. If we are unable to market and sell our software products effectively to customers in other industries, we may not be able to grow our business. In industries other than the airline industry, it is uncertain whether our software products will achieve and sustain the levels of demand and market acceptance that we anticipate. Such uncertainty is attributable to, among other factors, the following:

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the possibility that it may be more difficult than we currently anticipate to implement our software products in certain industries;

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the possibility that it may be more difficult than we currently anticipate to establish a customer base in certain industries;

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the possibility that it may take more time to train our personnel in the implementation of our software products in new industries; and

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our limited experience implementing our software products in many industries.

Although we expect the percentage of our revenue attributable to customers in the airline industry to continue to decline, a large portion of our revenue will continue to be derived from airline customers. Thus, our revenue is subject in part to the success of our customers in the airline industry. The airline industry is highly dependent on general economic conditions. Weak and uncertain economic conditions in the airline industry, airline industry consolidation and the reported weak performance of certain airline companies, including those commercial airline companies who have recently filed for bankruptcy could adversely affect our sales to the airline industry.

Deterioration of general economic conditions could adversely affect our sales and operating results.

We believe the implementation of our software products, which is often accompanied by hardware purchases and other capital commitments, involves significant capital expenditure by our customers. As a result, customers are likely to reduce or defer their spending on technology in the event of economic instability or downturn. In addition, weak and uncertain economic conditions could impair our customers' ability to pay for our products or services. Any of these factors could adversely impact our business, quarterly or annual operating results and financial condition.

Our software products require implementation projects that are subject to significant risks, the materialization of which could negatively impact the effectiveness of our solutions, resulting in harm to our reputation, business and financial performance.

The implementation of our software products can involve complex, large-scale projects that require substantial support operations, significant resources and reliance on certain factors that may not be under our control. For example, the success of our implementation projects is heavily dependent upon the quality of data used by our software products and the stability, functionality and scalability of the customer's information technology infrastructure. If weaknesses or problems in infrastructure or data exist, we may not be able to correct or compensate for such weaknesses. In addition, implementation of our software products can be highly complex and require substantial efforts and cooperation on the part of our customers and us. If we are unable to successfully manage the implementation of our software products such that those products do not meet customer needs or expectations, our business, reputation and financial performance may be significantly harmed.

In 2006, approximately 51% of our license and implementation revenue was earned from 10 customers. If an implementation project for a large customer is substantially delayed or cancelled, our ability to recognize the associated revenue and our operating results would be adversely affected.

Our revenue recognition is primarily based upon our ability to estimate the efforts required to complete our implementation projects, which may be difficult to estimate.

We generally recognize revenue from our software licenses and implementation services over the period during which such services are performed using the percentage-of-completion method. The length of this period depends on the number of licensed software products and the scope and complexity of the customer's deployment requirements. Under the percentage-of-completion method, the revenue we recognize during a reporting period is based on the percentage of man-days incurred during the reporting period as compared to the estimated total man-days required to implement our software products. If we are unable to accurately estimate the overall total man-days required to implement our software products, such inaccuracies could have a material effect on the timing of our revenue. Any change in the timing of revenue recognition as a result of inaccurate estimates could adversely impact our quarterly or annual operating results.

If our cost estimates for fixed-fee arrangements do not accurately anticipate the cost and complexity of implementing our software products, our profitability could be reduced and we could experience losses on these arrangements.

Substantially all of our license and implementation arrangements are priced on a fixed-fee basis. If we underestimate the amount of effort required to implement our software products, our profitability could be reduced. Moreover, if the actual costs of completing the implementation exceed the agreed upon fixed price, we would incur a loss on the arrangement.

We might not generate increased business from our current customers, which could limit our revenue in the future.

We sell our software products to both new customers and existing customers. Many of our existing customers initially purchase our software products for a specific business segment within their organization and later purchase additional software products for the same or other business segments of their organization. These customers might not choose to make additional purchases of our software products or to expand their existing software products to other business segments. In addition, as we deploy new applications and features for our software products or introduce new software products, our current customers could choose not to purchase these new offerings. If we fail to generate additional business from our existing customers, our revenue could grow at a slower rate or even decrease.

If we fail to develop or acquire new pricing and revenue optimization functionality to enhance our existing software products, we will not be able to achieve our anticipated level of growth.

The pricing and revenue optimization software market is characterized by:

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rapid technological developments;

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newly emerging and changing customer requirements; and

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frequent new product introductions and enhancements.

We must introduce new pricing and revenue optimization functionality that enhances our existing software products in order to meet our business plan, maintain or improve our competitive position,

keep pace with technological developments, satisfy increasing customer requirements and increase awareness of pricing and revenue optimization software generally and of our software products in particular. Any new functionality we develop may not be introduced in a timely manner and may not achieve market acceptance sufficient to generate material revenue. Furthermore, we believe our competitors are heavily investing in research and development, and they may develop and market new solutions that will compete with, and may reduce the demand for, our software products. We cannot assure you that we will be successful in developing or otherwise acquiring, marketing and licensing new functionality, or delivering updates and upgrades that meet changing industry standards and customer demands. In addition, we may experience difficulties that could delay or prevent the successful development, marketing and licensing of such functionality. If we are unable to develop or acquire new functionality, enhance our existing software products or adapt to changing industry requirements to meet market demand, we may not be able to achieve our anticipated level of growth and our revenue and operating results would be adversely affected.

In addition, because our software products are intended to operate on a variety of technology platforms, we must continue to modify and enhance our software products to keep pace with changes in these platforms. Any inability of our software products to operate effectively with existing or future platforms could reduce the demand for our software products, result in customer dissatisfaction and limit our revenue.

Competition from vendors of pricing solutions and enterprise applications as well as from companies internally developing their own solutions could adversely affect our ability to sell our software products and could result in pressure to price our software products in a manner that reduces our margins and harms our operating results.

The pricing and revenue optimization software market is competitive, fragmented and rapidly evolving. Our software products compete with solutions developed internally by businesses as well as solutions offered by competitors. Our principal competition consists of:

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pricing and revenue optimization software vendors, including a number of vendors that provide pricing and revenue optimization software for specific industries; and

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large enterprise application providers that have developed offerings that include pricing and revenue optimization functionality.

We expect additional competition from other established and emerging companies to the extent the pricing and revenue optimization software market continues to develop and expand. We also expect competition to increase as a result of the entrance of new competitors in the market and industry consolidation, including through a merger or partnership of two or more of our competitors or the acquisition of a competitor by a larger company. Many of our current and potential competitors have larger installed bases of users, longer operating histories and greater name recognition than we have. In addition, many of these companies have significantly greater financial, technical, marketing, service and other resources than we have. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can.

Competition could seriously impede our ability to sell additional software products and related services on terms favorable to us. Businesses may continue to enhance their internally developed solutions, rather than investing in commercially-available solutions such as ours. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our products, or if they offer products with similar functionality at a substantially lower price than our products, we may need to decrease the prices for our products in order to remain competitive. If we are unable to maintain our current product, services and maintenance pricing due to competitive pressures, our margins will be reduced and our operating results will be adversely affected. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not materially and adversely affect our business, financial condition and operating results.

We are subject to a lengthy sales cycle and delays or failures to complete sales may harm our business and cause our revenue and operating income to decline in the future.

Our sales cycle may take several months to over a year. During this sales cycle, we may expend substantial resources with no assurance that a sale will ultimately result. The length of a customer's sales cycle depends on a number of factors, many of which we may not be able to control. These factors include the customer's product and technical requirements and the level of competition we face for that customer's business. Any lengthening of the sales cycle could delay our recognition of revenue and could cause us to expend more resources than anticipated. If we are unsuccessful in closing sales or if we experience delays, it could have an adverse effect on our operating results.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we will not be able to achieve our anticipated level of growth and our operating results could be adversely affected.

Our future success depends upon the continued service of our executive officers and other key sales, development, science and professional services staff. The loss of the services of our executive officers and other key personnel would harm our operations. In addition, our future success will depend in large part on our ability to attract a sufficient number of highly qualified personnel, and there can be no assurance that we will be able to do so. In particular, given the highly sophisticated pricing science included in our products, the pool of scientists and software developers qualified to work on our products is limited. In addition, the implementation of our software products requires highly-qualified personnel, and hiring and retaining such personnel to support our growth may be challenging. Competition for such qualified personnel is intense, and we compete for these individuals with other companies that have greater financial, technical, marketing, service and other resources than we do. If we fail to retain our key personnel and attract new personnel, we will not be able to achieve our anticipated level of growth and our operating results could be adversely affected.

Our revenue recognition policy may cause any decreases in sales not to be reflected in our revenue immediately.

The period over which we recognize license and implementation revenue for an implementation depends on the number of licensed software products and the scope and complexity of the customer's deployment requirements and ranges from six months to several years. As a result, a substantial majority of our revenue is recognized on arrangements that were executed in previous periods. Any shortfall in new sales of our software products may not be reflected in our revenue for several quarters, and as such the adverse impact on our business may not be readily apparent.

Our license and implementation revenue produces lower gross margins than our maintenance and support revenue, and an increase in license and implementation revenue relative to maintenance and support revenue may harm our overall gross margins.

Our license and implementation revenue was approximately 57%, 64% and 67% of our total revenue in 2005, 2006 and the three months ended March 31, 2007, respectively. Continued increases in the percentage of total revenue represented by license and implementation revenue could adversely affect our overall gross margins even though gross profit may be increasing.

Our international sales subject us to risks that may adversely affect our operating results.

Over the last several years, we derived a significant portion of our revenue from customers outside the United States. In 2005, 2006, and the three months ended March 31, 2007, approximately 60%, 63% and 67% of out total revenue, respectively, was derived from outside the United States. We may not be able to maintain or increase international market demand for our products. Managing overseas growth could require significant resources and management attention and may subject us to new or larger levels of regulatory, economic, tax and political risks. Among the risks we believe are most likely to affect us with respect to our international sales and operations are:

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economic conditions in various parts of the world;

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unexpected changes in regulatory requirements;

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less protection for intellectual property rights in some countries;

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new and different sources of competition;

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multiple, conflicting and changing tax laws and regulations that may affect both our international and domestic tax liabilities and result in increased complexity and costs;

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if we were to establish international offices, the difficulty of managing and staffing such international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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difficulties in enforcing contracts and collecting accounts receivable, especially in developing countries;

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if contracts become denominated in local currency, fluctuations in exchange rates; and

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tariffs and trade barriers, import/export controls and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Our inability to sustain our historical maintenance and support renewal rates and pricing would adversely affect our operating result.

Maintenance and support agreements are typically for a term of one to two years. Over the past three years, customers have renewed an average of 96% of the maintenance and support revenue that was up for renewal. Historically, maintenance and support revenue has represented a significant portion of our total revenue, including approximately 36% and 34% of our total revenue in 2006 and the three months ended March 31, 2007, respectively. In addition, our maintenance and support revenue has a higher gross margins than our license and implementation revenue. If our customers choose not to renew their maintenance and support agreements with us on favorable terms or at all, our business, operating results and financial condition could be harmed.

We might not be able to manage our future growth efficiently or profitably.

We experienced significant growth in 2006 and the three months ended March 31, 2007 and are planning for this growth trend to continue. In response to such growth, we will likely need to expand the size of our sales and marketing, research and development and general and administrative staffs, grow our related operations and strengthen our financial and accounting controls. There is no assurance that our infrastructure will be sufficiently scalable to manage our growth. For example, our anticipated growth may result in a significant increase in demand for our implementation personnel to implement our solutions. If we are unable to address these additional demands on our resources, our operating results and growth might suffer. Even if we are able to hire additional personnel, there is no guarantee such personnel will be as highly qualified as our existing personnel. As a result, certain implementations of our solution may not meet our customers' expectations and our reputation could be harmed and our business and operating results adversely affected. Also, if we continue to expand our operations, management might not be effective in expanding our physical facilities and our systems, procedures or controls might not be adequate to support such expansion. Further, to the extent we invest in additional resources to support further growth and growth in our revenue does not ensue, our operating results would be adversely affected. Our inability to manage our growth could harm our business.

Defects or errors in our software products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

Our pricing and revenue optimization software products are complex and may contain undetected defects or errors. Several of our products have recently been developed and may therefore be more likely to contain undetected defects or errors. In addition, we frequently develop enhancements to our software products that may contain defects. We have not suffered significant harm from any defects or errors to date, but we have found defects in our software products from time to time. We may discover additional defects in the future, and such defects could be material. We may not be able to detect and correct defects or errors before the final implementation of our software products. Consequently, we or our customers may discover defects or errors after our software products have been implemented. We have in the past issued, and may in the future need to issue, corrective releases of our products to correct defects or errors. The occurrence of any defects or errors could result in:

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lost or delayed market acceptance and sales of our software products;

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delays in payment to us by customers;

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injury to our reputation;

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diversion of our resources;

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legal claims, including product liability claims, against us;

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increased maintenance and support expenses; and

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increased insurance costs.

Our license agreements with our customers typically contain provisions designed to limit our liability for defects and errors in our software products and damages relating to such defects and errors, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms. In addition, the insurer may deny coverage on any future claim. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we prevail in any litigation, we are likely to incur substantial costs and our management's attention will be diverted from our operations.

New accounting standards or interpretations of existing accounting standards, including those related to revenue recognition, could adversely affect our operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in principles or interpretations, in particular those related to revenue recognition, could have an adverse effect on our reported financial results.

If we fail to protect our proprietary rights and intellectual property adequately, our business and prospects may be harmed.

Our success will depend in part on our ability to protect our proprietary methodologies and intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. We cannot, however, be sure that steps we take to protect our proprietary rights will prevent misappropriation of our intellectual property, or the development and marketing of similar and competing products and services by third parties.

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. In addition, our trade secrets may otherwise become known or be independently discovered by competitors, and in such cases, we could not assert such trade secret rights against such parties. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, customers, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

As of the date of this filing, we have four pending U.S. patent applications. We have not pursued patent protection in any foreign countries. Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the United States Patent and Trademark Office uses to grant patents are not always applied predictably or uniformly and can change. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents that may be issued to us or to others. If any of our patent applications issue, they may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. As a result, we may not be able to obtain adequate patent protection.

In addition, despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable. As such, even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have a right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing or practicing our potentially patented products. As a result, we may be required to obtain licenses under these third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to make and sell our software products and competitors would be more easily able to compete with us.

Intellectual property litigation and infringement claims may cause us to incur significant expense or prevent us from selling our software products.

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. A third party may assert that our technology violates its intellectual property rights, or we may become the subject of a material intellectual property dispute. Pricing and revenue optimization solutions may become increasingly subject to infringement claims as the number of commercially available pricing and revenue optimization solutions increases and the functionality of these solutions overlaps. Future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own potential patents may therefore provide little or no deterrence. Regardless of the merit of any particular claim that our technology violates the intellectual property rights of others, responding to such claims may require us to:

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incur substantial expenses and expend significant management efforts to defend such claims;

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pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights;

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cease making, licensing or using products that are alleged to incorporate the intellectual property of others;

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distract management and other key personnel from performing their duties for us;

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enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies; and

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expend additional development resources to redesign our products.

Any license required as a result of litigation under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively develop or market our products, which could limit our ability to generate revenue or maintain profitability.

We may also be required to indemnify our customers for their use of the intellectual property associated with our current product suite or for other third-party products that are incorporated into our solutions and that infringe the intellectual property rights of others. If we are unable to resolve our legal obligations by settling or paying an infringement claim or a related indemnification claim as described above, we may be required to compensate our customers under the contractual arrangement with the customers. Some of our intellectual property indemnification obligations are contractually capped at a very high amount or not capped at all.

We use open source software in our products that may subject our software products to general release or require us to re-engineer our products, which may cause harm to our business.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our products, to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

We utilize third-party software that we incorporate into our software products, and impaired relations with these third parties, defects in third-party software or a third party's inability or failure to enhance their software over time could adversely affect our operating performance and financial condition.

We incorporate and include third-party software into our software products. If our relations with any of these third parties are impaired, or if we are unable to obtain or develop a replacement for the software, our business could be harmed. The operation of our products could be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

The elimination or significant reduction in the general business tax credit could adversely affect our results of operations.

Our results of operations benefit from the tax credit incentives under the U.S. research and experimentation tax credit extended to taxpayers engaged in qualified research and experimental activities while carrying on a trade or business. This tax credit is designed to stimulate qualifying company research and development over time by reducing after-tax costs. By qualifying for the tax credit, we have been able to use general business tax credits and may use related general business tax credit carryforwards in future periods to reduce our federal income tax liability. Our operating activities may disqualify us in the future from the benefits of the tax credit. In addition, the tax credit may not be renewed prior to its expiration on December 31, 2007, or if renewed, it may be renewed on terms significantly less favorable than current tax incentives or on terms resulting in our disqualification from the benefits of the tax credit. The elimination or significant reduction in the tax credit would increase our effective tax rate and would adversely affect our results of operations.

If we do not develop relationships with third-party consultants and systems integrators to implement our solutions, our growth may suffer.

Our strategy is to develop relationships with third-party consultants and systems integrators to assist with implementation of our solutions. If third-party consultants and systems integrators are reluctant to assist on terms acceptable to us, if at all, or if we otherwise fail to establish and maintain these relationships, our growth may suffer and our operating results could be harmed. In addition, if we establish such relationships with third-party consultants and systems integrators, we may only have limited control over the level and quality of service provided by such parties.

We may enter into acquisitions that may be difficult to integrate, fail to achieve our strategic objectives, disrupt our business, dilute stockholder value or divert management attention.

We currently do not have any agreements with respect to any acquisitions, but in the future we may pursue acquisitions of businesses, technologies and products that we intend to complement our existing business, products and technologies. We cannot assure you that any acquisition we make in the future will provide us with the benefits we anticipated in entering into the transaction. Acquisitions are typically accompanied by a number of risks, including:

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difficulties in integrating the operations and personnel of the acquired companies;

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difficulties in maintaining acceptable standards, controls, procedures and policies;

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potential disruption of ongoing business and distraction of management;

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inability to maintain relationships with customers of the acquired business;

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impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

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difficulties in incorporating acquired technology and rights into our products and services;

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unexpected expenses resulting from the acquisition; and

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potential unknown liabilities associated with acquired businesses.

In addition, acquisitions may result in the incurrence of debt, restructuring charges and write-offs, such as write-offs of acquired in-process research and development. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted and earnings per share may decrease. To the extent we finance future acquisitions with debt, such debt could include financial or operational covenants that restrict our business operations.

We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, we may not be able to achieve our anticipated level of growth and our business and operating results could be adversely affected.

Our operations might be affected by the occurrence of a natural disaster or other catastrophic event in Houston, Texas.

Our headquarters are located in Houston, Texas, from which we base our operations. Although we have contingency plans in effect for natural disasters or other catastrophic events, these events, including terrorist attacks and natural disasters such as hurricanes, could disrupt our operations. Even though we carry business interruption insurance and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, even a temporary disruption to our business operations may create a negative perception in the marketplace. Any natural disaster or catastrophic event affecting us could have a significant negative impact on our operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. SEC and the New York Stock Exchange rules and regulations impose heightened requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. We may also need to hire additional finance and administrative personnel to support our compliance requirements. Moreover, these rules and regulations will increase our legal and financial costs and will make some activities more time-consuming.

In addition, we are required to maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to report on, the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies or material weaknesses in our internal controls over financial reporting. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies or material weaknesses in our internal controls over financial reporting, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and our cash flow from future operating activities, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including the other risk factors described in this prospectus. In addition, we may require additional financing to fund the purchase price of future acquisitions. Additional financing may not be available on terms favorable to us, or at all. Any additional capital raised through the sale of equity or convertible debt securities may dilute your percentage ownership of our common stock. Furthermore, any new debt or equity securities we issue could have rights, preferences and privileges superior to our common stock. Capital raised through debt financings could require us to make periodic interest payments and could impose potentially restrictive covenants on the conduct of our business.

Risks relating to this offering and ownership of our common stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial offering price.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which an active trading market for our common stock will develop or whether the market price of our common stock will be volatile following this offering. The market for technology stocks has been volatile. The following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

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variations in our quarterly or annual operating results;

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decreases in market valuations of comparable companies;

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fluctuations in stock market prices and volumes;

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decreases in financial estimates by equity research analysts;

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announcements by our competitors of significant contracts, new products or product enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

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departure of key personnel;

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changes in governmental regulations and standards affecting the software industry and our products;

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sales of common stock or other securities by us in the future;

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damages, settlements, legal fees and other costs related to litigation, claims and other contingencies; and

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other risks described elsewhere in this section.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company's securities. If class action litigation is initiated against us, we will incur substantial costs and our management's attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

If equity research analysts do not publish research or reports about us or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about our business.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

After this offering, we will have 25,787,884 shares of common stock outstanding. The 6,825,000 shares sold in this offering, or 7,848,750 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining 18,962,884 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of shares	Date of availability for sale

18,962,884	180 days after the date of this prospectus
164,856	180 days after the date of this prospectus, upon the exercise of vested options

The above table assumes the effectiveness of the lock-up agreements under which holders of substantially all of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. may, at their discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock may decline. In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act of 1933, as amended, or the Securities Act, covering 2,212,260 shares of common stock consisting of shares subject to options outstanding and reserved for issuance under our stock option plans. Accordingly, shares registered under that registration statement will be available for sale in the open market, subject to the contractual lock-up agreements described above that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus.

We have broad discretion in the use of the proceeds of this offering.

Approximately $20.0 million of the net proceeds to us from this offering will be used to repay certain indebtedness incurred in connection with the payment of a one-time cash dividend to our stockholders in March 2007. The remainder of the net proceeds will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. We have not, however, determined the allocation of those remaining net proceeds among such uses. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will need to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management's specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit the ability of stockholders to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own 65% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock.

Anti-takeover provisions in our Certificate of Incorporation and Bylaws, which will be effective on the closing of this offering, and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our Certificate of Incorporation and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions include the following:

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the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

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a prohibition on actions by written consent of our stockholders;

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the elimination of the right of stockholders to call a special meeting of stockholders;

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a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

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a requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation; and

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the ability of our board of directors to issue preferred stock without stockholder approval.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Investors in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock they purchase in this offering.

Investors in this offering will experience immediate dilution of $10.12 per share, because the price that they pay will be substantially greater than the net tangible book value per share of common stock that they acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If outstanding options to purchase our common stock are exercised, investors in this offering will experience additional dilution.

We do not intend to pay dividends on our common stock in the foreseeable future.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. In particular, the provisions of our existing indebtedness prohibit us from paying dividends without the consent of the lenders. Investors seeking cash dividends should not purchase our common stock.

Special note regarding forward-looking statements

We have made statements under the captions "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include, among other things, our anticipated strategies and anticipated trends in our business and the markets in which we operate. These statements are only predictions based on our current expectations and projections about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward- looking statements. You should specifically consider the numerous risks outlined under "Risk factors."

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Use of proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $50.4 million, after deducting underwriting discounts and commissions and estimated offering costs. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our principal purposes for this offering are to obtain working capital for general corporate purposes, repay indebtedness, establish a public market for our common stock and facilitate our future access to public capital markets. We will have broad discretion in the way we use the net proceeds to us; however, we intend to use the net proceeds to us from this offering as summarized in the following table:

Use of net proceeds* (In millions)

Retirement of indebtedness(1)	$20.0
Available cash	30.4

Total uses	$50.4

(*)
The amounts set forth in this table are approximate.

(1)
To partially finance the payment of a one-time cash dividend of $41.3 million to our stockholders, we incurred $20.0 million of indebtedness in March 2007. By its terms, this indebtedness becomes due in full upon the closing of this offering and would otherwise be due and payable in March 2012. The indebtedness bears interest at a base rate or Eurodollar rate, at our option, plus a margin of 1.50% for base rate borrowings and 2.75% for Eurodollar rate borrowings.

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The amount and timing of what we actually spend may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the "Risk factors" section.

Dividend policy

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock may receive dividends out of assets legally available and in the amounts that our board of directors may determine from time to time.

In August 2006, we redeemed 1,294,030 shares of our redeemable preferred stock for $8.4 million, including accrued dividends of $2.7 million on such shares. In March 2007, we redeemed the remaining 2,627,282 outstanding shares of our redeemable preferred stock for $17.4 million, including accrued dividends of $5.6 million on such shares. Based on our cash position, our belief in our ability to generate future cash flows from operations to support and grow our business and the fact that a substantial portion of our common stock had been held for over eight years without liquidity, we paid in March 2007 a one-time cash dividend in a total amount of $41.3 million to our common stockholders.

Upon the closing of this offering, we expect to retain all remaining available funds and any future earnings for use in the operation and development of our business. Accordingly, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreement prohibits us from declaring or paying future dividends without the consent of the lender.

Capitalization

The following table sets forth our capitalization as of March 31, 2007 on:

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an actual basis; and

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On an as adjusted basis to give effect to our sale of 5,118,750 shares of common stock in this offering, after deducting the underwriting discount and commission and estimated offering expenses payable by us, and the application of the net proceeds of this offering as described under "Use of proceeds."

You should read the following table in conjunction with the section of this prospectus captioned "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes.

	March 31, 2007
(unaudited) (In thousands, except share and per share data)	Actual	As adjusted

Long-term obligations, including current portion	$20,000	$—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value, no shares and 5,000,000 authorized, actual and as adjusted; no shares designated, issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value, 28,000,000 authorized, 24,511,187 issued and 20,664,147 outstanding, actual; 75,000,000 authorized, 29,629,937 issued and 25,782,897 outstanding, as adjusted	25	30
Additional paid-in-capital	—	50,360
Common stock warrants	226	226
Treasury stock	(8,938)	(8,938)
Retained earnings	(18,987)	(18,987)

Total stockholders' equity (deficit)	(27,674)	22,691
Total capitalization	$(7,674)	$22,691

Dilution

Our net tangible book value as of March 31, 2007 was approximately $(27.7) million, or $(1.34) per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2007.

Without taking into account any changes in net tangible book value after March 31, 2007, other than to give effect to the sale of 5,118,750 shares of our common stock in this offering, after deducting underwriting discounts and estimated offering costs payable by us, our as adjusted net tangible book value as of March 31, 2007 would have been approximately $22.7 million, or $0.88 per share of our common stock. This amount represents an immediate increase in net tangible book value of $2.22 per share to our existing stockholders and an immediate dilution in net tangible book value of $10.12 per share to new investors purchasing shares in this offering. The following table illustrates the dilution in net tangible book value per share to new investors.

Initial public offering price per share			$11.00
Net tangible book value per share as of March 31, 2007		$(1.34)
Increase in per share attributable to new investors		2.22

As adjusted net tangible book value per share after the offering			0.88

Dilution in net tangible book value per share to new investors	$		10.12

If all of the outstanding options and warrants were exercised, the net tangible book value as of March 31, 2007 would have been $(22.2) million and the as adjusted net tangible book value after this offering would have been $1.04 per share, causing dilution to new investors of $9.96 per share.

The following table summarizes, as of March 31, 2007 on the as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering costs payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	20,664,147	80%	$9,360,313	14%	$0.45
New investors	5,118,750	20%	56,306,250	86%	11.00

Total	25,782,897	100%	$65,666,563	100%	$2.55

The sale of 1,706,250 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing shareholders to 18,957,897 shares, or 74% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 6,825,000 shares, or 26% of the total shares outstanding. In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by existing shareholders will be further reduced to 17,934,147 shares, or 70% of the total shares outstanding, and the number of shares held by investors participating in this offering will be further increased to 7,848,750 shares, or 30% of the total shares outstanding.

Selected consolidated financial data

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" and other financial information appearing elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of income data as of the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our unaudited financial statements included in this prospectus. The unaudited interim consolidated financial data reflects all adjustments, including usual recurring adjustments, which in the opinion of management, are necessary for the fair representation of that information as of and for the periods presented. The results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future.

	Year ended December 31					Three months ended March 31
(In thousands, except per share amounts)
	2002	2003	2004	2005	2006	2006	2007

Consolidated statements of income data:
Revenue
License and implementation	$25,563	$19,758	$20,015	$20,190	$29,604	$5,707	$9,023
Maintenance and support	8,479	10,700	12,431	14,940	16,423	3,911	4,429

Total revenue	34,042	30,458	32,446	35,130	46,027	9,618	13,452
Cost of revenue
License and implementation	13,747	10,668	10,639	10,071	12,079	2,406	3,189
Maintenance and support	1,933	3,054	2,750	3,310	3,526	866	989

Total cost of revenue	15,680	13,722	13,389	13,381	15,605	3,272	4,178

Gross profit	18,362	16,736	19,057	21,749	30,422	6,346	9,274
Gross margin	53.9%	54.9%	58.7%	61.9%	66.1%	66.0%	68.9%
Operating expenses
Selling, general and administrative	8,668	7,672	8,969	12,010	13,261	3,362	3,148
Research and development	7,847	7,181	6,262	6,399	10,332	2,147	3,741

Total operating expenses	16,515	14,853	15,231	18,409	23,593	5,509	6,889
Income from operations	1,847	1,883	3,826	3,340	6,829	837	2,385
Interest income, net	622	227	366	1,074	1,921	430	516
Income before income taxes	2,469	2,110	4,192	4,414	8,750	1,267	2,901
Income tax provision	287	430	536	975	1,725	250	606

Net income	$2,182	$1,680	$3,656	$3,439	$7,025	$1,017	$2,295

Accretion of preferred stock	$(1,301)	$(1,278)	$(1,256)	$(852)	$(460)	$(131)	$(82)

Net earnings attributable to common stockholders	$881	$402	$2,400	$2,587	$6,565	$886	$2,213

Net earnings attributable to common stockholders per share:
Basic	$0.10	$0.05	$0.24	$0.19	$0.33	$0.05	$0.11
Diluted	$0.10	$0.05	$0.19	$0.16	$0.32	$0.04	$0.11

Weighted average number of shares
Basic	9,159	8,165	9,822	13,891	19,649	19,584	19,765
Diluted	19,052	17,979	19,618	20,012	20,604	20,462	20,224

	December 31					March 31
(Dollars in thousands)	2002	2003	2004	2005	2006	2007

Consolidated balance sheet data:
Cash and cash equivalents	$19,035	$26,846	$32,314	$38,490	$42,540	$5,569
Working capital	15,991	18,465	22,218	27,079	27,575	(9,341)
Total assets	31,009	34,112	45,373	50,290	63,046	25,702
Long-term indebtedness, including current portion	—	—	—	—	—	20,000
Redeemable preferred stock	—	—	—	25,269	17,283	—
Series A convertible redeemable preferred stock	29,379	30,656	31,913	—	—	—
Total stockholders' equity (deficit)	$(9,097)	$(8,462)	$(6,057)	$4,044	$10,677	$(27,674)

Management's discussion and analysis of
financial condition and results of operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk factors" and elsewhere in this prospectus.

Overview

We are a leading provider of pricing and revenue optimization software, an emerging category of enterprise applications designed to allow companies to improve financial performance by enabling better pricing. By using our software products, customers gain insight into their pricing strategies, identify detrimental pricing practices, optimize their pricing decision-making and improve their business processes and financial performance. Our software products incorporate advanced pricing science, which includes operations research, forecasting and statistics. Our innovative science-based software products analyze, execute and optimize pricing strategies using data from traditional enterprise applications, often augmenting it with real-time and historical data. We also provide a range of services that include analyzing a company's current pricing processes and implementing our software products to improve pricing performance.

We recognize the substantial majority of our license and implementation revenue on a percentage-of-completion basis because we consider implementation services to be essential to our customers' usability of our licensed software. Under this recognition policy, the revenue we recognize during a reporting period is based on the total man-days expended on an implementation of our software products during the reporting period as a percentage of the total man-days estimated to be necessary to complete the implementation of our software products. As a result of our revenue recognition policy, revenue from license arrangements are recognized over the implementation period, which typically ranges from six months to several years.

Our revenue recognition policy provides visibility into a significant portion our future revenue, although the actual timing of recognition of revenue will vary based on the nature and requirements of our contracts. We do not recognize a material portion of our license revenue, if any, upon our signing a new license agreement with a customer. Our revenue recognition only begins when efforts are expended toward implementation, which alleviates pressure to enter into license agreements by the end of any particular quarter because we would not be able to recognize the corresponding revenue during the period in which the agreement is signed except to the extent we provide implementation services during the period.

We maintain our corporate headquarters in Houston, Texas. As of March 31, 2007, we had 311 employees.

Background

We were founded in 1985 and initially focused our efforts on providing complex, science-based revenue management solutions to the global airline industry. In 1998, we raised $25.0 million by issuing convertible preferred stock to individual investors and to funds affiliated with TA Associates and JMI Equity. Mr. Albert E. Winemiller, our President and Chief Executive Officer, joined us in

1999, and Mr. Charles H. Murphy, our Executive Vice President and Chief Financial Officer, joined us in 1998.

In 1999, we began to consider ways to diversify our product offering to include a broader suite of pricing and revenue optimization functionality. We expanded our focus beyond the airline industry to include other industries that we believed to have a need for advanced pricing solutions. Our efforts toward diversification of products and customers intensified following September 11, 2001 as a result of the ensuing challenges faced by many airlines following those events. Despite the events of September 11, 2001 and the resulting decline in our revenue, we remained profitable as we sought additional ways to grow our business, and we have had eight consecutive years of profitability.

In 2005, we began to experience increased demand for our pricing and revenue optimization software products. In December 2005, Yankee Group published the results of a survey conducted in July 2005 of 389 respondents in the distribution industry and the high-technology, industrial and chemical manufacturing industries, 98% of which had annual revenue over $500 million. Of the respondents, 77% stated that they did not have a price management or profit optimization software solution but planned to purchase one and had developed a business case to do so.

As of March 31, 2007, we had 90 customers across five industries in 42 countries with over 200 implementations of our software products. Our total revenue was $35.1 million, $46.0 million and $13.5 million in 2005, 2006 and the three months ended March 31, 2007, respectively. Our net income was $3.4 million, $7.0 million and $2.3 million in 2005, 2006 and the three months ended March 31, 2007, respectively.

Our future revenue growth and profitability will depend on the continued acceptance of our pricing and revenue optimization software products, further penetration of our target industries and the increased adoption of pricing and revenue optimization software generally.

Trends

We have noted several trends that we believe are significant to understand our financial results and condition.

•
Growth in our market. We believe the market demand for pricing and revenue optimization software is increasing and therefore, if we are able to capitalize on this growing market, our revenues will increase. An August 2006 AMR Research report estimated that the price management applications market will be $348 million in 2007 and will grow to approximately $1.1 billion in 2010, a compound annual growth rate of 46%. We believe that the overall pricing and revenue optimization software market includes additional elements not considered in the AMR Research report. If the market for pricing and revenue optimization software does not develop as we expect, our revenue and operating results would be adversely affected.

•
Growth in revenues from non-airline industries. Historically, a substantial portion of our revenue has come from the airline industry. However, as we began to diversify our product offering, we saw our revenue growth driven by increases in sales to non-airline industry customers. We expect the percentage of our revenue from the airline industry to continue to decrease over time although revenue from the airline industry may remain flat or grow in absolute dollars. We continue to expand our product offerings in the manufacturing, distribution, services and hotel and cruise industries, which we believe have the need for advanced pricing and revenue optimization software. As a result of this diversification of our products and customers, we believe that a proportionately larger share of our revenue will come from these industries compared to our revenues from the airline industry.

Discussion of consolidated financial information

Revenue

We derive our revenue from license fees, implementation services and maintenance and support services. Our arrangements with customers typically include: (a) license fees paid for the use of our products either in perpetuity or over a specified term and implementation fees for configuration, implementation and training services and (b) maintenance and support fees related to technical support and software updates. We consider our implementation services essential to the usability of our licensed software products, and therefore we recognize revenue from perpetual software license and implementation services together as the services are performed. For certain of our arrangements, we engage an independent contractor to assist in the implementation. We recognize revenue from these engagements net of the fees owed to the independent contractor.

License and implementation revenue.    We derive the substantial majority of our license and implementation revenue from the sale of perpetual licenses for our software products and related implementation services. Revenue from our perpetual licenses and implementation services are generally recognized as implementation services are performed on a percentage-of-completion basis.

We also recognize revenue from the sale of a limited number of fixed-term licenses, which have terms ranging from three months to five years, and related implementation services. In 2006, license and implementation revenue from fixed-term licenses represented approximately 7.0% of our total revenue. Revenue from fixed-term licenses, which includes maintenance and support during the license period, are recognized ratably over the license term.

Prior to 2002, we sold the substantial majority of our solutions on a time-and-materials basis. Beginning in 2002, we began selling our solutions on a fixed-fee basis to induce customers in different industries to purchase our solutions. Beginning in 2006, we began marketing our solutions on a time-and-materials basis again as we believe we have established a track record of successful implementations across multiple industries. We do not expect that our transition back to time-and-materials arrangements from fixed-fee arrangements will affect our revenue recognition.

Maintenance and support revenue.    We generate maintenance and support revenue from the sale of maintenance and support services for our software products. Our maintenance and support arrangements are sold with terms generally ranging from one to two years. Maintenance and support fees are invoiced to our customers either monthly, quarterly or on an annual basis. Maintenance and support revenue includes post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. Over the past three years, customers have renewed an average of 96% of the maintenance and support revenue that was up for renewal.

Geographic revenue distribution

Our revenue is geographically dispersed because we sell our solutions to a global customer base. We do not believe there are significant trends or uncertainties among our customers based on geography, and the percentages of revenue among geographic areas fluctuate from year to year. The substantial majority of our customer arrangements are denominated in U.S. dollars.

Cost of revenue

Cost of license and implementation revenue.    Cost of license and implementation revenue includes those costs related to the implementation of our solutions. Cost of license and implementation revenue consists of (a) compensation and benefits related to personnel providing professional services, (b) billable and non-billable travel, lodging and other out-of-pocket expenses and (c) facilities and other overhead costs. As a percentage of related revenue, cost of license and implementation revenue is higher than cost of maintenance and support revenue.

Cost of maintenance and support revenue.    Cost of maintenance and support revenue includes those costs related to post-contract support on our deployed solutions. Cost of maintenance and support revenue consists of (a) compensation and benefits related to personnel providing customer support and (b) facilities and other overhead costs.

Operating expenses

Selling, general and administrative.    Selling, general and administrative expense consists of (a) compensation and benefits related to selling, general and administrative activities; (b) travel, lodging and other out-of-pocket expenses; (c) marketing programs such as our conferences and participating in industry trade shows; (d) accounting, legal and other professional fees and (e) facilities and other related overhead. We expect absolute dollar increases in selling, general and administrative expenses as we incur additional expenses related to being a publicly-traded company, increase our general marketing activities, increase the number of our sales and marketing professionals and invest in infrastructure to support continued growth.

Research and development.    Research and development expense consists of (a) compensation and benefits of software developers, scientists and product managers working on the development of our new products, enhancements of existing products, scientific research, quality assurance and testing and (b) facilities and other related overhead. We expense all of our research and development costs as incurred, and we expect to continue to do so in the foreseeable future. We expect research and development expense to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our software products.

Income taxes

We are subject to income taxes in the United States and abroad, and we use estimates in determining our provision for income taxes. We estimate separately our deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities. At December 31, 2006, our deferred tax assets consisted primarily of federal general business tax credit carryforwards of $675,000 remaining from historical research and development activities and temporary differences in the timing of deductions for federal income tax and financial reporting purposes. We assess the likelihood that deferred tax assets will be realized and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business. As a result of this assessment, we have recorded a full valuation allowance for the $675,000 general business tax credit carryforward at December 31, 2006.

Our effective tax rates in 2004, 2005 and 2006 were 13%, 22% and 20%, respectively. Our effective tax rate has been lower than the statutory rate of 34% largely due to the application of general business tax credits, including credits carried forward from prior years. Our general business tax credits may be carried forward for a period of 20 years and are available as an offset against future tax liabilities. Our general business tax credit carryforwards begin to expire in 2022. If our taxable income continues to increase, future general business tax credits may not be available at levels that will allow us to maintain effective tax rates lower than the statutory rate. As such, increases in our taxable income may be partially offset by increases in our effective tax rate.

Deferred revenue and unbilled receivables

For our license fees and implementation services, we invoice and are paid based upon negotiated milestones in each customer arrangement with an initial payment due upon execution and remaining payments due throughout the implementation period. We record as deferred revenue any invoices that have been issued before implementation services have been performed and before the corresponding license and implementation revenue is recognized. We record as unbilled receivables any recognized license and implementation revenue in excess of the amount invoiced to the customer. We generally invoice for our maintenance and support services on a monthly or quarterly basis through the maintenance and support period. Deferred revenue does not reflect the total contract value of our customer arrangements at any point in time because we only record deferred revenue as amounts are invoiced ahead of the performance of implementation services. As a result, there is little correlation between the timing of our revenue recognition, the timing of our invoicing and the amount of deferred revenue.

Conversion and redemption of preferred stock

In June 1998, we raised $25.0 million by issuing convertible preferred stock. In August 2005, the holders of our convertible preferred stock elected to convert the convertible preferred stock into 9,750,000 shares of common stock and 3,921,312 shares of redeemable preferred stock. In August 2006, we redeemed 1,294,030 shares of our redeemable preferred stock for $8.4 million. In March 2007, we redeemed the remaining 2,627,282 shares of redeemable preferred stock for $17.4 million.

Common Stock Dividend

In March 2007, we paid a one-time cash dividend of $41.3 million to our holders of common stock. We do not anticipate declaring or paying cash dividends on our common stock for the foreseeable future.

Application of critical accounting policies and use of estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP. We make estimates and assumptions in the preparation of our consolidated financial statements, and our estimates and assumptions may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The complexity and judgment of our estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the percentage-of-completion method of accounting affect the amounts of revenue, expenses, unbilled receivables and deferred revenue. Estimates are also used for, but not limited to, receivables, allowance for doubtful accounts, useful lives of assets, depreciation, income taxes and deferred tax asset valuation, valuation of stock options and accrued liabilities. Numerous internal and external factors can affect estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee.

Our accounting policies are more fully described in note 1 to the consolidated financial statements. We believe that the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Revenue recognition

License and implementation.    We consider our implementation services essential to our licensed software products, and therefore, we recognize revenue from perpetual software licenses and implementation services together as the services are performed. We do so using the percentage-of-completion method in accordance with the provisions contained within SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The percentage-of-completion is measured as the total number of man-days expended on an implementation of our software products during a reporting period as a percentage of the total man-days estimated to be necessary to complete the implementation. The period over which we recognize license and implementation revenue depends on the number of licensed software products and the scope and complexity of the implementation requirements. Our revenue recognition period for an arrangement generally ranges from six months to several years.

Maintenance and support.    Maintenance and support revenue includes post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. Once an implementation is completed, maintenance and support revenue is recognized ratably over the term of the maintenance and support arrangement.

Allowance for doubtful accounts

In addition to our initial credit evaluations at the inception of arrangements, we regularly assess our ability to collect outstanding customer invoices. To do so, we must make estimates of the collectibility of accounts receivable. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. We also analyze accounts receivable and historical bad debt experience, customer creditworthiness, changes in our customer payment history and industry concentration on an aggregate basis when evaluating the adequacy of the allowance for doubtful accounts. If any of these factors change, our estimates may also change, which could affect the level of our future provision for doubtful accounts.

Stock-based compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees,or APB No. 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the respective stock option. We generally grant stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Under APB No. 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant. We used the minimum value method to estimate the fair value of our share-based payment awards for disclosure purposes under SFAS 123.

On January 1, 2006, we adopted the provisions of the FASB Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R). Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with Staff Accounting Bulletin No. 107, Share-Based Payment, using historical volatilities of similar public entities. The expected life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recorded in our financial statements under SFAS 123(R) is based on awards that are ultimately expected to vest.

We evaluate the assumptions used to value our awards as we issue options. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees.

The aggregate intrinsic value of outstanding vested and unvested options as of March 31, 2007 at the initial public offering price of $11.00 per share was $888,665 and $6.9 million, respectively. During 2006, we did not grant any stock options. We adopted SFAS 123(R) using the prospective method, and as a result we did not have any stock-based compensation expense in 2006 related to stock-based awards granted prior to January 1, 2006.

In March and April 2007, we granted stock options with exercise prices as follows:

(Dollars in thousands, except share data) Option grant date	Shares subject to option	Per share exercise price	Per share fair value	Aggregate intrinsic value(1)

March 26, 2007	860,000	$6.00	$8.25	$4,300,000
April 2, 2007	300,000	6.00	8.25	1,500,000

	1,160,000			$5,800,000

(1)
The aggregate intrinsic value was calculated based on the positive difference between the initial public offering price of $11.00 per share and the exercise price of the options.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value.    The fair value of our common stock for options granted on March 26, 2007 and April 2, 2007 was originally estimated by our board, with input from management. Determining the fair value of our common stock requires making complex and subjective judgments. Our board considered objective and subjective factors including our financial results and financial condition, a valuation report from Houlihan Smith & Company, Inc., or Houlihan, the absence of a trading market for our common stock and discussions with the underwriters related to our potential initial public offering.

Our board reviewed the growth in our business during 2006 as reflected in our financial results in 2006 as compared to 2005. In particular, the Board considered our total revenue and net income of $46.0 million and $6.6 million, respectively. These amounts reflected an increase of our total revenue and net income in 2006 versus 2005 of 31.0% and 153.8%, respectively. Our board also received a preliminary report from our chief financial officer regarding our results in the first quarter of 2007, which were expected to be consistent with our internal estimates and to represent substantial growth compared to the prior year period.

Our board also reviewed a contemporaneous valuation report from Houlihan which determined an enterprise value of $101.6 million, or $4.89 per share on a fully diluted basis, as of February 28, 2007. In performing its analyses, Houlihan applied discounts for lack of control and lack of marketability of 15% and 25%, respectively. Both discount rates were based on ranges of such rates identified in various independent third-party studies analyzing discount rates and the actual rates utilized by Houlihan were selected from within such ranges based on qualitative considerations such as our diverse capitalization structure, growth and prospects for future growth. The Houlihan valuation of $4.89 did not take into consideration the contemplated redemption of our preferred stock, payment of a cash dividend or incurrence of indebtedness.

Houlihan analyzed our fair value using a market approach and an income approach. In performing the market approach, Houlihan used the Guideline Public Company Method and the Guideline Transactions Method. The Guideline Public Company Method attempts to determine enterprise value based on comparisons to public companies in similar lines of business. The Guideline Transactions Method attempts to determine value based on merger and acquisition transactions involving companies engaged in the same or similar lines of business and of a comparable size. A key assumption under the market approach is that the selected comparable companies are truly comparable. In selecting guideline companies, Houlihan searched for companies engaged in similar lines of business, with similar clients, employee bases and operating and margin structure.

Houlihan concluded that enterprise value, or EV, to earnings before interest, taxes, depreciation and amortization, or EBITDA, would yield the most appropriate indication of value for us because Houlihan believed that potential investors would focus primarily on our ability to yield the necessary returns based on positive cash flows.

Under the Guideline Public Company Method, the range of EV to EBITDA multiples of the guideline companies was 10.1x to 29.2x with a median of 14.7x. Houlihan adjusted the median EV to EBITDA market multiple of the guideline companies downward approximately 10% to reflect our smaller size relative to the median of the guideline companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted as previously discussed for the common stock's lack of marketability and for its minority position. On this basis, Houlihan concluded that our enterprise value as of February 28, 2007 was $105.4 million using the Guideline Public Company Method.

Under the Guideline Transactions Method, the range of EV to EBITDA multiples was 7.4x to 18.9x with a median of 12.0x. Houlihan adjusted the median EV to EBITDA multiple downward approximately 10% to reflect our smaller size relative to the median of the comparable companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted (previously discussed) for the common stock's lack of marketability and for a minority position. On this basis, Houlihan concluded that our enterprise value as of February 28, 2007 was $97.8 million using the Guideline Transactions Method.

The income approach seeks to derive the present value of an enterprise based on a discount of future economic benefits. The income approach differs from the market approach in that the income approach is based on entity-specific assumptions whereas the market approach is based on marketplace rules and assumptions.

To analyze our value using the income approach, Houlihan projected our operating cash flows for the years ended December 31, 2007 though December 31, 2011 and our final cash flow, or terminal value, at the end of the period. Forecasting future cash flows involves substantial uncertainties, and forecasts are likely to be speculative and unreliable. Our future cash flows were derived based on estimated annual revenue growth rates ranging from 20% to 32.5% and total operating expenses ranging from 50% to 52.4% of total revenue. These revenue growth rates and operating expenses were only assumptions and likely are not accurate predictors of future results. If different assumptions had been used, the resulting valuation would have been different.

Houlihan computed the present value of our future cash flows and terminal value to be $101.6 million by applying a risk-adjusted discount rate of 18%. Houlihan determined the discount rate by adding a small-stock risk premium and a company-specific risk premium to the rate of return on long-term on U.S. Treasury securities. If different discount rates had been used, the valuation would have been different.

Using the three approaches, Houlihan determined a weighted-average enterprise valuation of $101.6 million, weighting each of the Guideline Public Company Approach and Guideline Transactions Approach by 25% and the income approach by 50%.

Our board also considered the increasing likelihood of our initial public offering. Throughout our registration process, our board has been very deliberate in its consideration of whether to pursue our initial public offering. On March 26, 2007 and April 2, 2007, our board's intent was to file the registration statement when ready and to assess whether doing so had an adverse impact on our business and our customer relationships. Our board was uncertain on each of the dates of grant what the reaction from customers, partners and employees would be to our public disclosure of information about us. If the reaction was negative, our board would reconsider whether to continue with our initial public offering as we did not require additional financing to operate our business. We had successfully grown our business as a private company and achieved eight consecutive years of profitability.

Based on the foregoing, our board determined that the fair value of our common stock as of March 26, 2007 was $6.00 per share. On March 29, 2007 we redeemed our preferred stock for $17.4 million, including accrued dividends of $5.6 million. On March 30, 2007, we incurred indebtedness of $20.0 million and paid a dividend of $41.3 million to our common stockholders. On

April 2, 2007, our board determined that in light of these events, the fair value of our common stock on April 2, 2007 may have been less than $6.00 per share. However, in the interest of fairness and company morale the board determined that setting the exercise price of the options granted on April 2, 2007 at $6.00 per share was in the best interest of the company.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and the IPO Price.    The assumed initial public offering price of our common stock of $11.00 per share in our preliminary prospectus exceeded the estimated fair value originally determined by our board on March 26, 2007 and April 2, 2007 by $5.00 per share. The increase in price is due in part to the application of different methodologies for valuing our common stock. To arrive at the price range for the preliminary prospectus, the underwriters' analysis of value was based on multiples of our estimated future operating results, whereas Houlihan relied on historical information for its market approach. Our underwriters used this methodology because they believe it more accurately assesses the price at which our stock will trade in the public market. In addition, since April 2, 2007, we believe that the fair value of our common stock has also increased as a result of the following developments:

•
Our board determined to proceed with our initial public offering after assessing that the reaction from our customers, employees and partners of our filing of our registration statement was not negative and their resultant belief that our initial public offering should not adversely affect our relations with them;

•
The fair value determinations on March 26, 2007 and April 2, 2007 were made prior to the final determination of our operating results for the first quarter of 2007. Our operating results in the first quarter of 2007 represented a significant improvement over the operating results in the first quarter of 2006 and exceeded our internal operating plan. In particular, total revenue and net income increased in the first quarter of 2007 versus the first quarter of 2006 by 37.1% and 80.7%, respectively. These results were definitively known at the time the proposed initial public offering price range was determined but not on the dates of grant;

•
In April, May and June of 2007, the market for pricing and revenue optimization software remained strong as evidenced by our signing several new customer contracts in line with our internal operating plans;

•
On April 22-24, 2007, we held our annual conference of pricing and revenue optimization professionals. Our 2007 conference was our highest attended conference to date, and we believe that this conference significantly enhanced our customers' overall knowledge of pricing and revenue optimization strategies and their satisfaction with our products;

•
The absence of any liquidity discount at the time of our initial public offering;

•
During April, May and June 2007, the initial public offering market for emerging technology companies continued to strengthen, which increased the likelihood of our initial public offering; and

•
In May and June 2007, we identified two persons who will become new independent board members upon the completion of the offering.

In light of these developments, in preparation for this offering our management reassessed the fair value of our common stock for financial accounting purposes on March 26, 2007 and April 2, 2007. Based on the substantial likelihood of completion of this offering, we concluded that the valuation methodology used by our underwriters in arriving at the price range in the preliminary prospectus more accurately reflected the fair value of our stock on those dates. As such, we determined that the estimated fair value of our common stock for financial accounting purposes on those dates was

$8.25 per share, which represented the assumed initial public offering price of $11.00 per share less the 25% marketability discount applied by Houlihan. Based on this reassessment, we had approximately $4.1 million of unrecognized stock-based compensation expense at March 31, 2007 that will be expensed over the remaining vesting period of the options, which is generally four years.

The fair value of each option grant is estimated on the date of grant using the following weighted-average assumptions used for grants in 2007:

2007

Fair value of underlying shares	$8.25
Dividend yield	0%
Volatility	54.74%
Risk free interest rate	4.48%
Weighted average expected life (in years)	4.9
Forfeitures	2.6%

Dividend yield.    The Company does not anticipate paying any dividends to its stockholders in the foreseeable future and, as such, has assumed a dividend yield of 0%.

Volatility.    As a private company, the Company estimates volatility in accordance with Staff Accounting Bulletin No. 107, Share-Based Payment, using historical volatilities of similar public entities.

Risk free interest rate.    The Company assumed the risk free interest rate to be equal to observed interest rates appropriate for the weighted average expected life of the options.

Weighted average expected life.    The expected life of the options is a historical weighted average of the expected lives of similar securities of comparable public entities.

Forfeitures.    The forfeiture rate on unvested stock option awards is based on historical experience since January 1, 2004.

We account for stock options granted to non-employees in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services, or EITF No. 96-18, and related interpretations. We grant stock options to certain consultants and advisory board members for a fixed number of shares with an exercise price equal to the fair value of our common stock at the date of grant. Under EITF No. 96-18, compensation expense on non-employee stock options is calculated using the Black-Scholes option-pricing model.

Quarter ended March 31, 2006 compared to quarter ended March 31, 2007

Revenue

	Three months ended March 31
	2006		2007
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

License and implementation	$5,707	59%	$9,023	67%	$3,316	58%
Maintenance and support	3,911	41%	4,429	33%	518	13%

Total	$9,618	100%	$13,452	100%	$3,384	35%

License and implementation.    License and implementation revenue increased $3.3 million from $5.7 million in the three months ended March 31, 2006 to $9.0 million in the three months ended March 31, 2007, representing a 58% increase. We have continued to experience an increase in sales of our software products. As we began implementation of those software products, we began recognizing the related revenue. During the three months ended March 31, 2007, license and implementation revenue from industries other than the airline industry increased to 66% of total license and implementation revenue.

Maintenance and support.    Maintenance and support revenue increased $518,000 from $3.9 million in the three months ended March 31, 2006 to $4.4 million in the three months ended March 31, 2007, representing a 13% increase. The increase was a result of our completion of implementations of our software products after March 31, 2006 following which we were able to begin recognizing maintenance and support revenue related to those implementations.

Cost of revenue and gross profit

	Three months ended March 31
	2006		2007
(Dollars in thousands)	Amount	As a percentage of related revenue	Amount	As a percentage of related revenue	Variance $	Variance %

Cost of license and implementation revenue	$2,406	42%	$3,189	35%	$783	33%
Cost of maintenance and support revenue	866	22%	989	22%	123	14%

Total cost of revenue	$3,272	34%	$4,178	31%	$906	28%
Gross profit	$6,346	66%	$9,274	69%	$2,928	46%

Cost of license and implementation revenue.    Cost of license and implementation revenue increased $783,000 from $2.4 million in the three months ended March 31, 2006 to $3.2 million in the three months ended March 31, 2007, representing a 33% increase. The increase in cost of license and implementation revenue is attributable to a $598,000 increase related to our overall increase in average headcount in 2007 and a $176,000 increase in travel expenses. These increased expenses were related to a need to service the increase in our implementations. License and implementation gross margin increased from 58% to 65% in the three months ended March 31, 2007 due to improvements in our implementation processes and the standardization of our software products.

Cost of maintenance and support revenue.    Cost of maintenance and support revenue increased $123,000 from $866,000 in the three months ended March 31, 2006 to $989,000 in the three months ended March 31, 2007, representing a 14% increase. The increase in cost of maintenance and support revenue is attributable to an $81,000 increase related to an overall increase in average support personnel headcount in 2007 to provide increased levels of support to our larger installed customer base. Maintenance and support gross margin was unchanged across the two periods.

Gross profit.    Gross profit increased $2.9 million from $6.3 million in the three months ended March 31, 2006 to $9.3 million in the three months ended March 31, 2007, representing a 46% increase. The increase in our overall gross margin was attributable to the improvement in our license and implementation gross margin. In addition, the increase in maintenance and support revenue also contributed to the increase in gross margins, as maintenance and support revenue has a higher gross margin than license and implementation revenue.

Operating expenses

	Three months ended March 31
	2006		2007
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

Selling, general and administrative	$3,362	35%	$3,148	23%	$(214)	(6)%
Research and development	2,147	22%	3,741	28%	1,594	74%

Total operating expenses	$5,509	57%	$6,889	51%	$1,380	25%

Selling, general and administrative.    Selling, general and administrative expenses decreased $214,000 from $3.4 million in the three months ended March 31, 2006 to $3.1 million in the three months ended March 31, 2007, representing a 6% decrease. The decrease was attributable to the transfer of certain technical sales support staff to product development during 2006 to assist in the continued development of our software products, resulting in a decrease in compensation and benefits, and related overhead expenses of $222,000. The decrease was also attributable to a decrease in marketing expenses of $138,000 related to the timing of our annual conference partially offset by a $110,000 increase in sales incentives. We expect absolute dollar increases in selling, general and administrative expenses as we incur additional expenses related to being a publicly traded company. We also intend to increase spending related to our sales personnel, related sales activities and invest in infrastructure to grow our business.

Research and development.    Research and development expenses increased $1.6 million from $2.1 million in the three months ended March 31, 2006 to $3.7 million in the three months ended March 31, 2007, representing a 74% increase. The increase in research and development expenses is attributable to a $1.5 million increase in compensation and benefits resulting from an increase in our product development and product management activities and related overhead expenses related to our software products. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to invest in development of our software products.

Interest income

	Three months ended March 31
	2006	2007
(Dollars in thousands)	Amount	Amount	Variance $	Variance %

Interest income, net	$430	$516	$86	20%

Interest income increased $86,000 from $430,000 in the three months ended March 31, 2006 to $516,000 in the three months ended March 31, 2007, representing a 20% increase. The increase was the result of additional interest earned on our increased average cash and cash equivalent balances in the three months ended March 31, 2007. We expect to incur net interest expense in the three months ended June 30, 2007 due to the interest expense on the $20.0 million credit facility, the reduction in our average cash and cash equivalent balances following the redemption of the preferred stock in the amount of $17.3 million and the payment of a one-time cash dividend of $41.3 million to all common stockholders in March 2007.

Income tax provision

	Three months ended March 31
(Dollars in thousands)	2006	2007

Effective tax rate	20%	21%
Income tax provision	$250	$606

Our income tax provision increased $356,000 from $250,000 in the three months ended March 31, 2006 to $606,000 in the three months ended March 31, 2007, representing a 144% increase. The increase in our income tax provision resulted from the $1.6 million, or 129%, increase in our taxable income. Our effective tax rate increased from 20% of taxable income in the three months ended March 31, 2006 to 21% of income before income taxes in the three months ended March 31, 2007. The increase was attributable to our loss of available tax deductions in the three months ended March 31, 2007 due to the phasing out of the extraterritorial income exclusion, a tax incentive for export sales.

Year ended December 31, 2005 compared to year ended December 31, 2006

Revenue

	Year ended December 31
	2005		2006
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

License and implementation	$20,190	57%	$29,604	64%	$9,414	47%
Maintenance and support	14,940	43%	16,423	36%	1,483	10%

Total	$35,130	100%	$46,027	100%	$10,897	31%

License and implementation.    License and implementation revenue increased $9.4 million from $20.2 million in 2005 to $29.6 million in 2006, representing a 47% increase. Beginning in 2005 and continuing in 2006, we began to experience significantly increased sales of our software products. As we began implementing those software products in late 2005 and 2006, we began recognizing the related revenue. During 2006, license and implementation revenue from the airline industry decreased as a percentage of total license and implementation revenue.

Maintenance and support.    Maintenance and support revenue increased $1.5 million from $14.9 million in 2005 to $16.4 million in 2006, representing a 10% increase. The increase was the result of our completion of implementations of our software products in 2006 following which we were able to begin recognizing maintenance and support revenue for those implementations.

Cost of revenue and gross profit

	Year ended December 31
	2005		2006
(Dollars in thousands)	Amount	As a percentage of related revenue	Amount	As a percentage of related revenue	Variance $	Variance %

Cost of license and implementation revenue	$10,071	50%	$12,079	41%	$2,008	20%
Cost of maintenance and support revenue	3,310	22%	3,526	21%	216	7%

Total cost of revenue	$13,381	38%	$15,605	34%	$2,224	17%
Gross profit	$21,749	62%	$30,422	66%	$8,673	40%

Cost of license and implementation revenue.    Cost of license and implementation revenue increased $2.0 million from $10.1 million in 2005 to $12.1 million in 2006, representing a 20% increase. The increase in cost of license and implementation revenue is attributable to a $1.1 million increase in personnel costs and allocated overhead in 2006, a $572,000 increase in travel expenses and the reduction of cost of license and implementation revenue in 2005 associated with a $304,000 settlement with a third party vendor. These increased expenses were related to a need to service the increase in our implementations. License and implementation gross margin increased from 50% to 59% in 2006 due to improvements in our implementation processes and the standardization of our software products.

Cost of maintenance and support revenue.    Cost of maintenance and support revenue increased $216,000 from $3.3 million in 2005 to $3.5 million in 2006, representing a 7% increase. The entire increase in cost of maintenance and support revenue is attributable to an increase in personnel costs and allocated overhead in 2006 to provide increased levels of support to our larger installed customer base. Maintenance and support gross margin remained relatively unchanged from 2005 to 2006.

Gross profit.    Gross profit increased $8.7 million from $21.7 million in 2005 to $30.4 million in 2006, representing a 40% increase. The increase in our overall gross margin was the result of the improvement in our license and implementation gross margin. In addition, the increase in maintenance and support revenue also contributed to the increase in our overall gross margin, as maintenance and support revenue has a higher gross margin than license and implementation revenue.

Operating expenses

	Year ended December 31
	2005		2006
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

Selling, general and administrative	$12,010	34%	$13,261	29%	$1,251	10%
Research and development	6,399	18%	10,332	22%	3,933	61%

Total operating expenses	$18,409	52%	$23,593	51%	$5,184	28%

Selling, general and administrative.    Selling, general and administrative expenses increased $1.3 million from $12.0 million in 2005 to $13.3 million in 2006, representing a 10% increase. The increase is attributable to a $1.2 million increase in incentives and personnel involved in sales activities. In 2007, we expect absolute dollar increases in selling, general and administrative expenses as we incur additional expenses related to being a publicly traded company. We also intend to increase spending related to our sales personnel, related sales activities and invest in infrastructure to support continued growth.

Research and development.    Research and development expenses increased $3.9 million from $6.4 million in 2005 to $10.3 million in 2006, representing a 61% increase. The increase in research and development expenses is attributable to a $3.3 million increase in compensation and benefits resulting from an increase in our product development and product management activities related to our pricing analytics and pricing execution software products. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to invest in development of our software products.

Interest income

	Year ended December 31
	2005	2006
				Variance %
(Dollars in thousands)	Amount	Amount	Variance $

Interest income	$1,074	$1,921	$847	79%

Interest income increased $847,000 from $1.1 million in 2005 to $1.9 million in 2006, representing a 79% increase. The increase was the result of additional interest earned on our increased average cash and cash equivalent balances in 2006.

Income tax provision

	Year ended December 31
(Dollars in thousands)	2005	2006

Effective tax rate	22%	20%
Income tax provision	$975	$1,725

Our income tax provision increased $750,000 from $975,000 in 2005 to $1.7 million in 2006, representing a 77% increase. The increase in our income tax provision primarily resulted from the $4.3 million increase in our taxable income. Our effective tax rate decreased from 22% of taxable income in 2005 to 20% of taxable income in 2006. The decrease in our effective tax rate was primarily attributable to an increase in our deductions related to developing our software products.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenue

	Year ended December 31
	2004		2005
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

License and implementation	$20,015	62%	$20,190	57%	$175	1%
Maintenance and support	12,431	38%	14,940	43%	2,509	20%

Total	$32,446	100%	$35,130	100%	$2,684	8%

License and implementation.    License and implementation revenue increased $175,000 from $20.0 million in 2004 to $20.2 million in 2006, representing less than a 1% increase. Although we sold additional software products in 2005, we did not begin recognizing significant revenue from those sales until implementation began in late 2005 and during 2006.

Maintenance and support.    Maintenance and support revenue increased $2.5 million from $12.4 million in 2004 to $14.9 million in 2005, representing a 20% increase. The increase was the result of the completed implementations of software products in 2005 following which we were able to commence recognizing maintenance and support revenue related to those implementations.

Cost of revenue and gross profit

	Year ended December 31
	2004		2005
(Dollars in thousands)	Amount	As a percentage of related revenue	Amount	As a percentage of related revenue	Variance $	Variance %

Cost of license and implementation revenue	$10,639	53%	$10,071	50%	$(568)	(5)%
Cost of maintenance and support revenue	2,750	22%	3,310	22%	560	20%

Total cost of revenue	$13,389	41%	$13,381	38%	$8	0%
Gross profit	$19,057	59%	$21,749	62%	$2,692	14%

Cost of license and implementation revenue.    Cost of license and implementation revenue decreased $568,000 from $10.6 million in 2004 to $10.1 million in 2005, representing a 5% decrease. The decrease in 2005 was largely due to a $304,000 settlement with a third party vendor that was credited to cost of license and implementation revenue in that year. License and implementation gross margin increased 47% to 50% in 2005 due to improvements in our implementation processes and the standardization of our software products.

Cost of maintenance and support revenue.    Cost of maintenance and support revenue increased $560,000 from $2.8 million in 2004 to $3.3 million in 2005, representing a 20% increase. The entire increase in cost of maintenance and support revenue is attributable to an increase in average support personnel headcount and allocated overhead in 2005 to provide increased levels of support to our larger installed customer base. Maintenance and support gross margin remained unchanged from 2004 to 2005.

Gross profit.    Gross profit increased $2.7 million from $19.1 million in 2004 to $21.7 million in 2005, representing a 14% increase. The increase in our overall gross margin was the result of the improvement in our license and implementation gross margin. In addition, the increase in maintenance and support revenue also contributed to the increase in our overall gross margin, as maintenance and support revenue has a higher gross margin than license and implementation revenue.

Operating expenses

	Year ended December 31
	2004		2005
(Dollars in thousands)	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Variance $	Variance %

Selling, general and administrative	$8,969	28%	$12,010	34%	$3,041	34%
Research and development	6,262	19%	6,399	18%	137	2%

Total operating expenses	$15,231	47%	$18,409	52%	$3,178	21%

Selling, general and administrative.    Selling, general and administrative expense increased $3.0 million from $9.0 million in 2004 to $12.0 million in 2005, representing a 34% increase. The increase was attributable to a $1.8 million increase in compensation and benefits related to the increased number of personnel involved in sales activities and an increase of $251,000 in travel expenses. The increase was also due to a $497,000 increase in our marketing costs, including a $160,000 increase related to our annual conference and attendance at industry trade shows, a $150,000 increase in industry analyst costs and a $187,000 increase in other marketing related costs. In addition, the increase was attributable to an increase in general and administrative expenses of $193,000 related to additional professional fees, including accounting and legal fees.

Research and development.    Research and development expense remained relatively constant in 2005 as compared to 2004, but grew on a quarterly basis during 2005 as we began increasing our spending to enhance our software product offerings.

Interest income

	Year ended December 31
	2004	2005
				Variance %
(Dollars in thousands)	Amount	Amount	Variance $

Interest Income	$371	$1,074	$703	190%

Interest income increased $703,000 from $371,000 in 2004 to $1.1 million in 2005, representing a 190% increase. The increase was attributable to an increase in overall market interest rates and in our average cash and cash equivalent balances in 2005.

Income tax provision

	Years ended December 31
(Dollars in thousands)	2004	2005

Effective tax rate	13%	22%
Income tax provision	$536	$975

Our income tax provision increased from $536,000 in 2004 to $975,000 in 2005 representing a 82% increase. The $438,000 increase in 2005 was attributable to a tax benefit of $212,000 in 2004 resulting from a reduction in our valuation allowance and an increase in our taxable income of $222,000 in 2005. During 2004, we determined that it was more likely than not that future taxable income would be sufficient to realize the portion of the deferred tax asset related to our temporary differences and as a result reversed a portion of the valuation allowance and recorded an income tax benefit of approximately $212,000.

Selected quarterly data

	2005				2006				2007
(Dollars in thousands)	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31

Revenue
License and implementation	$4,745	$4,533	$5,045	$5,867	$5,707	$6,657	$8,275	$8,965	$9,023
Maintenance and support	3,635	3,703	3,684	3,918	3,911	4,078	4,190	4,244	4,429

Total revenue	8,380	8,236	8,729	9,785	9,618	10,735	12,465	13,209	13,452
Cost of Revenue
License and implementation	3,055	2,530	1,954	2,532	2,406	2,861	3,281	3,531	3,189
Maintenance and support	733	774	865	938	866	953	894	813	989

Total cost of revenue	3,788	3,304	2,819	3,470	3,272	3,814	4,175	4,344	4,178

Gross profit	4,592	4,932	5,910	6,315	6,346	6,921	8,290	8,865	9,274
Gross margin	54.8%	59.9%	67.7%	64.5%	66.0%	64.5%	66.5%	67.1%	68.9%
Operating expenses
Selling, general and administrative	3,032	3,004	2,830	3,144	3,362	3,207	3,477	3,214	3,148
Research and development	1,126	1,517	1,858	1,898	2,147	2,257	2,671	3,257	3,741

Total operating expenses	4,158	4,521	4,688	5,042	5,509	5,464	6,148	6,471	6,889
Income from operations	434	411	1,222	1,273	837	1,457	2,142	2,394	2,385
Interest income	187	244	286	357	430	477	498	516	516

Income before income taxes	621	655	1,508	1,630	1,267	1,934	2,640	2,910	2,901
Income tax provision	137	145	333	360	250	381	520	574	606

Net income	$484	$510	$1,175	$1,270	$1,017	$1,553	$2,120	$2,336	$2,295

License and implementation revenue increased on a quarterly basis as sales increased in 2005, 2006 and the three months ended March 31, 2007 over the previous period's levels. Maintenance and support revenue increased on a quarterly basis as implementations were completed and the related maintenance period began.

License and implementation gross margins generally increased on a quarterly basis principally due to the increasing standardization of our products and implementation efficiencies. Maintenance and support gross margins were relatively consistent in the 76-81% range across all quarters. The increase in gross margin in the three months ended September 30, 2005 was partially attributable to a reduction in cost of license and implementation revenue associated with a $304,000 settlement with a third party vendor. Overall gross margin improvements were driven by improvements in license and implementation gross margin and the increase of maintenance and support revenue. Selling, general and administrative expenses fluctuate from quarter to quarter based on timing of sales and marketing activities. Research and development expenses increased on a quarterly basis principally due to an overall increase in average product development and product management personnel related to our increased investment in the development of our products.

Liquidity and capital resources

In June 1998, we raised $25.0 million from certain individuals and funds associated with TA Associates and JMI Equity through the issuance of convertible preferred stock. In August 2005, those investors converted the convertible preferred stock into 9,750,000 shares of our common stock and 3,921,312 shares of redeemable preferred stock. In August 2006, we redeemed 1,294,030 shares of our redeemable preferred stock for approximately $8.4 million. In March 2007, we redeemed the remaining 2,627,282 shares of redeemable preferred stock for $17.4 million. Based on our cash position, our belief in our ability to generate future cash flows from operations to support and grow our business and the fact that a substantial portion of our common stock had been held for over eight years without liquidity, we paid, in March 2007, a one-time cash dividend in a total amount of $41.3 million to our common stockholders. In March 2007, we incurred $20.0 million in long-term debt to help finance the payment of this cash dividend. Our cash and cash equivalents, combined with our positive cash flow from operating activities and available borrowings under the revolving credit facility we entered into in March 2007, are our principal sources of liquidity.

As of March 31, 2007, we had $5.6 million of cash and cash equivalents and $(9.3) million in working capital as compared to $42.5 million of cash and cash equivalents and $27.6 million in working capital at December 31, 2006. As of March 31, 2007, we had $8.0 million available under the revolving credit facility subject to the terms and conditions of that facility. Historically, we have financed our operations through cash flow from operations. We believe that our existing cash and cash equivalents and our cash flow from future operating activities, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for the next twelve months.

	Year ended December 31			Three months ended March 31
(Dollars in thousands)	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
Cash provided by (used in) operating activities	$(21,087)	$34,949	$13,519	$ 1,275	$ 2,410
Cash used in investing activities	(1,293)	(766)	(1,090)	(325)	(429)
Cash provided by (used in) financing activities	(176)	17	(8,378)	2	(38,951)
Cash and cash equivalents (end of period)	4,290	38,490	42,540	39,442	5,569

The decrease in cash and cash equivalents from December 31, 2006 to March 31, 2007 can be attributed to net cash used in financing activities of $39.0 million representing our $17.4 million redemption of preferred stock and $41.3 million payment of an one-time cash dividend to our stockholders, partially offset by $19.7 million of net proceeds received from our credit facility. The use of cash in investing activities was partially offset by cash flow generated from operating activities of $2.4 million.

Sources of cash from operating activities consisted of (a) $2.3 million of net income, (b) a $2.0 million decrease in accounts receivable related to the collection of balances previously invoiced and (c) a $399,000 non-cash expense comprised of depreciation and non-cash compensation related to the issuance of stock options in 2007. Uses of cash from operating activities consisted of (a) a decrease in accrued liabilities of $2.3 million related to the annual payout of cash bonuses in the three months ended March 31, 2007 for performance in the prior year offset by an increase in our accounts payable of $754,000; (b) a $223,000 increase in prepaid expenses; (c) a $320,000 increase in unbilled receivables from unbilled implementations in process and (d) a $139,000 decrease in deferred revenue.

Cash used by operating activities in 2004 includes the purchase of marketable securities of $28.0 million and cash provided by operating activities in 2005 includes the maturities of these marketable securities. Excluding the purchase and the maturities of these marketable securities, cash provided by operations in 2004 was $6.9 million and in 2005 was $6.9 million.

The increase in cash and cash equivalents from December 31, 2005 to December 31, 2006 of $4.1 million is primarily attributable to net cash provided by operating activities of $13.5 million. Sources of cash provided by operating activities in 2006 consisted primarily of (a) a $12.3 million increase in deferred revenue due to an increase in invoiced amounts on contracts in progress; (b) $7.0 million of net income, which included $1.3 million of non-cash expenses comprised principally of depreciation and amortization and (c) a $1.9 million increase in accrued expenses and accounts payable resulting from an increase in accrued employee payroll costs and an increase in accrued contract labor expenses. Uses of cash in operating activities in the same period consisted principally of (a) a $5.3 million increase in accounts receivable due to an increase in invoiced amounts on contracts in progress, net of cash collected; (b) a $1.4 million increase in prepaid and other assets; (c) a $1.2 million increase in deferred taxes and (d) a $1.1 million increase in unbilled accounts receivable. In 2006, net cash used in investing activities was $1.1 million as a result of the purchase of property and equipment, and net cash used in financing activities was $8.4 million primarily due to the partial redemption of our redeemable preferred stock in August 2006.

The increase in cash and cash equivalents from December 31, 2004 to December 31, 2005 of $34.2 million was primarily attributable to net cash provided by operating activities of $34.9 million. Sources of cash from operating activities in 2005 consisted primarily of (a) $28.0 million of maturities of marketable securities purchased in 2004 that were classified as trading securities; (b) $3.4 million of net income, which included $1.5 million of non-cash expenses comprised principally of depreciation and amortization and (c) a $1.4 million decrease in accounts receivable. Uses of cash in operating activities in the same period consisted primarily of (a) a $478,000 increase in unbilled receivables due to the timing of contractual milestones for which we can bill customers and (b) a $336,000 increase in prepaid and other assets due to deferred costs from fixed term subscriptions. In 2005, net cash used in investing activities was $766,000 as a result of the purchase of property and equipment, and net cash provided by financing activities was $17,000 due to the exercise of the stock options.

Credit facilities

In March 2007, our indirect wholly-owned subsidiary, PROS Revenue Management, L.P., entered into a $28.0 million credit facility, consisting of an $8.0 million revolving credit facility and a $20.0 million term loan, each maturing in five years. The revolving credit facility includes borrowing capacity for up to $1.0 million letters of credit and up to $500,000 of same-day swing line loans. All obligations under the credit facility are guaranteed by us and by our other subsidiaries and are collateralized by substantially all of our assets and the assets of our subsidiaries. We may prepay loans under the credit facility at any time without premium or penalty. The term loan will become due and payable in full upon completion of this offering.

Borrowings under our credit facility bear interest at a rate equal to an applicable margin plus, at our option, either a base rate or a Eurodollar rate. The applicable margin for borrowings under the credit facility is 1.5% for base rate borrowings and 2.75% for Eurodollar rate borrowings. In addition to paying interest on outstanding principal under the credit facility, we are required to pay (a) a quarterly fee equal to 0.5% per annum on unused commitments under the revolving credit facility; (b) an annual administration fee of $20,000 and (c) customary letter of credit fees. We also paid a one-time closing fee to the lenders of $210,000.

The term loan and revolving credit facility contain a number of covenants that, among other things, restrict our ability to sell assets; incur additional indebtedness; prepay other indebtedness; pay dividends and distributions; repurchase capital stock from our stockholders; create liens on our assets; make investments; make certain acquisitions; engage in mergers, acquisitions and other fundamental changes; engage in certain transactions with affiliates; change our accounting policies; amend our charter documents if the amendment affects the interests of our lenders; waive or modify the terms of any subordinated debt; change our business; or enter into agreements that restrict dividends from subsidiaries. In addition, we must maintain a maximum consolidated leverage ratio of 3.5 to 1 as of March 31, 2007, reducing over time to a minimum ratio of 1.5 to 1 as of December 31, 2011, a minimum annual consolidated fixed charge coverage ratio of 1.4 to 1 during any consecutive four quarter period, a minimum annual consolidated earnings before interest, taxes, depreciation and amortization increasing over time from $6.7 million to $11.1 million, varying by quarter over time, and a maximum annual capital expenditure amount increasing over time from $2.2 million to $3.3 million for so as long as the loan remains outstanding or the revolving credit facility remains in place.

As of March 31, 2007, we were in compliance with all the covenants of our credit facility and term loan compliance. We do not believe that these covenants will result in any significant impact on our future borrowing or liquidity.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments due by period
(Dollars in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years

Contractual Obligations
Operating leases	$5,227	$1,004	$3,519	$704

Total	$5,227	$1,004	$3,519	$704

Our only significant operating lease obligation relates to our corporate headquarters in Houston, Texas which we lease under a single non-cancelable operating lease agreement. In March 2006, we executed an amendment to the lease that extended the lease term until July 31, 2011.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

A small percentage of our contracts are denominated in foreign currencies and therefore a portion of our revenue is subject to foreign currency risks. Our cash flows are subject to minor fluctuations due to changes in foreign currency exchange rates. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of December 31, 2006 would result in a loss of approximately $29,000. To date, we have not entered into any hedging contracts although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

Interest rate sensitivity

We had cash and cash equivalents totaling $42.5 million at December 31, 2006. These amounts were invested primarily in A-1 and P-1 commercial paper with original maturities less than 90 days and money market funds. Unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2006, our interest income would have declined by approximately $192,000, assuming consistent investment levels.

At December 31, 2006, we had no debt outstanding. In March 2007, we entered into a borrowing arrangement which provides for a term loan of $20.0 million and a revolving line of credit for $8.0 million. We currently have principal outstanding of $20.0 million under our term loan. We have not made any borrowings under our line of credit. The term loan will become due and payable in full upon the closing of this offering. Borrowings under our credit facility bear interest at a rate equal to an applicable margin plus, at our option, either a base rate or a Eurodollar rate. The applicable margin for borrowings under the credit facility is 1.5% for base rate borrowings and 2.75% for Eurodollar rate borrowings.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. FIN 48 requires that we determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the "more likely than not" recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. We adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, or SAB 108. SAB 108 provides guidance on the approach that companies must follow in quantifying misstatements of their financial statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The adoption of SAB 108 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the effect that SFAS No. 159 may have on our financial position, results of operations and cash flows.

Business

Overview

We are a leading provider of pricing and revenue optimization software, an emerging category of enterprise applications designed to allow companies to improve financial performance by enabling better pricing. By using our software products, customers gain insight into their pricing strategies, identify detrimental pricing practices, optimize their pricing decision-making and improve their business processes and financial performance. Our software products incorporate advanced pricing science, which includes operations research, forecasting and statistics. Our innovative science-based software products analyze, execute and optimize pricing strategies using data from traditional enterprise applications, often augmenting it with real-time and historical data. We also provide a range of services that include analyzing a company's current pricing processes and implementing our software products to improve pricing performance.

We provide our software products to enterprises across a range of industries, including manufacturing, distribution, services, hotel and cruise, and airline. As of March 31, 2007, we had 90 customers across five industries in 42 countries with over 200 implementations of our software products. We recorded revenue of $35.1 million and $46.0 million in 2005 and 2006, respectively, and have achieved eight consecutive years of profitability. Approximately 60%, 63% and 67% of our total revenue came from customers outside the United States in 2005, 2006 and the three months ended March 31, 2007, respectively. This international growth began with our efforts initially to market our products to the global airline industry.

Industry background

Pricing is an important component of an enterprise's business processes and financial performance. Companies can face a variety of pricing problems such as unnecessary discounting and quoting prices below breakeven. We believe that improving pricing is one of the most strategic and powerful ways for companies to improve their business and financial performance. According to a 2006 Gartner Research report, on average, a 1% improvement in price translated to an 11% increase in profitability. By contrast, according to the same report, a 1% improvement in fixed costs or in variable costs only increases profitability by 3% and 7%, respectively.

The need for better pricing

A variety of trends are accelerating the need for better pricing, including:

•
Increasingly complex markets and business models.    Globalization of business organizations and proliferation of product SKUs, lines, distribution channels and customer segments have led to complexity in achieving optimal pricing.

•
Increased sophistication of purchasers.    With the advent of better communication channels, purchasers have increased access to pricing-related market information and to greater technology resources to determine lowest pricing. Thus, purchasers have a high level of pricing transparency, which gives them advantages relative to vendors in purchasing processes.

•
Proliferation of pricing entities and competitive alternatives.    Technological advances, in particular the Internet, have driven an increase in the number of potential vendors, distribution channels and product alternatives. This proliferation has exponentially increased the amount of price information that companies must track in order to ensure their offerings are competitively and optimally priced.

•
Increase in the quantity of enterprise data.    Widespread adoption of enterprise applications, such as enterprise resource planning, or ERP, customer relationship management, or CRM, and supply chain management, or SCM, systems has produced a substantial amount of enterprise data, including information about individual sale transactions. We believe that companies need ways to aggregate and use this raw data to improve pricing strategies.

•
Diminishing return from traditional enterprise applications.    Companies use ERP, CRM and SCM software products to improve efficiency and drive increased profitability through lower costs. However, as these software products become more widely adopted, companies are experiencing diminishing returns from additional investments in these technologies. We believe companies are looking for new ways to improve their financial results. Pricing and its impact on revenue have received comparatively little attention, and we believe companies have the potential to generate a high return on investment by improving price.

The pricing problem

We believe most companies have yet to develop and implement pricing technology solutions that improve financial performance. We believe this failure creates a pricing problem, the key components of which include:

•
Limited visibility into the pocket price and pocket margin.    The pocket price is a measure of the effective price paid by the customer in a particular transaction after accounting for all relevant discounts, promotions, rebates and allowances. The pocket margin is a measure of the profitability of a particular transaction determined after subtracting direct product costs and other costs attributed to a customer from the pocket price. Companies can face challenges in determining the pocket price and pocket margin of their products due in part to the lack of timely access to relevant data. Without an accurate view of the pocket price and pocket margin, it is difficult for companies to determine the profit contributions of products, customers or individual transactions. Additionally, many companies are often unaware of trends in pocket prices and pocket margins. As a result, such companies may have difficulty in determining the economic impact of changing prices, optimizing current prices or forecasting future prices.

•
Lack of uniform pricing strategies throughout the enterprise.    We believe most companies do not have a centralized process for managing overall pricing or communicating and enforcing pricing policies consistently across sales channels and business segments. As a result, we believe that sales representatives often negotiate and quote prices that do not support corporate business goals or financial targets. The absence of uniform pricing policies and goals across an organization leads to conflicting practices among various internal functions, such as sales, marketing and finance.

•
Unscientific, ad-hoc approach to pricing.    Most companies rely on a combination of manual processes, external consultants, spreadsheets or internally developed software tools to conduct pricing activities. Our experience with customers leads us to believe that current pricing decision support tools often are unable to efficiently process large volumes of data in a timely fashion, lack sophisticated mathematical tools or generate inaccurate pricing information. Because of the difficulty in analyzing data in a scientific manner and setting optimal prices, we believe many companies often set prices in an ad-hoc manner. As a result, they may also be unable to track prices and analyze pricing performance, such as the response in demand due to price changes.

•
Lack of complete, relevant and timely data.    Companies have access to large quantities of data generated by traditional enterprise applications spread across complex global information technology environments. This dispersed data is difficult to aggregate, analyze or make available in a timely fashion. Additionally, internal systems often lack market data and the capability for real-time processing over numerous complex transactions. As a result, most companies today do not have the necessary and relevant information to make data-driven pricing decisions at the time of sale.

Market opportunity

The potential for business and financial improvement from pricing software solutions has generated increasing focus on addressing the pricing problem through pricing and revenue optimization software products. We believe companies have only begun to realize the benefits from these solutions.

We believe a comprehensive pricing software solution should provide:

•
Pricing analytics.    The ability to analyze enterprise and market data to gain insights into pricing strategies and practices.

•
Pricing execution.    The ability to disseminate pricing decisions to either users or to other enterprise applications, such as ERP, CRM or SCM applications, in order to offer a sales force easy-to-use guidelines that help select a profitable price.

•
Pricing optimization.    The ability to determine and forecast the price sensitivity of a product or a market segment and to generate optimal pricing strategies to achieve corporate business goals or financial targets.

A leading provider of pricing and revenue optimization solutions must also be able to implement and support these systems on a global basis across multiple industries and in complex and changing IT and business environments.

We believe the market for pricing and revenue optimization solutions is a large and rapidly growing opportunity that spans most major industries. An August 2006 AMR Research report estimated that the price management applications market will be $348 million in 2007 and will grow to approximately $1.1 billion in 2010, a compound annual growth rate of 46%. We believe that the overall pricing and revenue optimization software market includes additional elements not considered in this AMR Research report.

Our solution

The PROS Pricing Solution Suite is our set of integrated software products that enables enterprises to apply pricing science to determine, analyze and execute optimal pricing strategies. Our software products support pricing decisions through the aggregation and analysis of extensive enterprise application data, transactional data and market information. Our PROS Pricing Solution Suite addresses three areas necessary to implement and execute an effective pricing solution:

•
Pricing analytics.    Our pricing analytics software product provides dynamic visibility into pricing data and performance across the different segments of a business. These analytics help companies understand the pocket margin and its components and locate detrimental pricing trends and underperforming segments of their businesses.

•
Pricing execution.    Our pricing execution software products help companies set and implement pricing policies throughout an enterprise and improve execution through pricing decision and negotiation support. Our execution software products allow our customers to strategically manage a large number of prices, which helps to institutionalize pricing best practices and enforce compliance with pricing policies.

•
Pricing optimization.    Our pricing optimization software products provide companies with pricing-related predictive analytics in order to optimize their pricing decision-making. Using market and company data, our optimization software products enable our customers to forecast and determine an optimal price within a given set of objectives, such as maximizing market share, revenue or profit.

Key benefits

Our software products help our customers improve their business and financial performance through several key benefits, which include:

•
Science-based approach to pricing.    Our software products enable our customers to apply advanced pricing science to identify and address their unique and complex pricing challenges. Our software products include a variety of advanced pricing analytics and forecasting and optimization engines that incorporate our pricing expertise and support real-time, high volume transactions with accurate pricing information.

•
Improved business insight.    Our software products enable our customers to gain insight into their business strategy, segment and product profitability and pricing challenges. As a result, our customers can identify and characterize the relative attractiveness of products, customers, geographies and even individual transactions based on sales volume and overall profitability.

•
Enhanced planning and decision making.    Our software products enhance our customers' ability to process and implement pricing policies in a systematic manner. As a result, they are able to pursue more sophisticated and effective pricing strategies and make more informed pricing decisions. Additionally, our software products help companies implement best practices uniformly throughout an enterprise, from sales to marketing to finance.

Our strengths

We believe the following key strengths differentiate us:

•
Extensive experience in pricing and revenue optimization.    We have a 20-year track record of providing pricing and revenue optimization software products to numerous customers in a variety of industries. Our software products are integrated into our customers' systems and processes, allowing us to gain significant insight into the most complex and demanding pricing problems. We believe that our experience in delivering pricing software products that are strategically important to our customers has enabled us to build a strong reputation within the pricing and revenue optimization market.

•
Thought leadership in pricing and revenue optimization science.    We focus exclusively on the pricing and revenue optimization market. We employ a team of 30 scientists who actively participate in the pricing research community and work closely with our customers to improve pricing methodologies. As a result, we have developed extensive expertise in pricing, and we believe our thought leadership in pricing science enables us to develop and deliver leading pricing and revenue optimization software products.

•
High-performance software architecture with proven scalability.    Our software products currently operate in some of the largest, most complex and demanding information technology environments. In high volume transaction applications, PROS software products can handle hundreds of simultaneous users and transactions per second. We continue to invest in improving the scalability, reliability and performance of our software products for large global customers.

•
Broad pricing and revenue optimization capabilities.    Our PROS Pricing Solution Suite addresses analytics, execution and optimization in an integrated platform. Our software products offer a broad feature set and are designed to be configurable to the unique needs of our customers across industries. We also provide a range of services to our customers that include analyzing a company's current pricing processes, identifying detrimental pricing practices and implementing our software products to improve pricing strategies.

•
Global diversified customer base across industries.    Our software is used by customers around the world across a number of industries, including manufacturing, distribution, services, hotel and cruise, and airline. As of March 31, 2007, we had 90 customers across five industries in 42 countries with over 200 implementations of our software products. Our software accommodates global requirements such as currency conversion, units of measure and unique country-specific pricing processes.

Our strategy

Our objective is to be the leading global provider of pricing and revenue optimization software. To achieve this goal, we are pursuing the following strategies:

•
Continue to expand across vertical markets.    We believe the strategic importance of our pricing and revenue optimization solutions will help us attract new customers in our existing markets and in new markets. We intend to expand our customer base by growing our sales force to acquire customers in new markets and to increase penetration in the manufacturing, distribution, services, hotel and cruise, and airline industries.

•
Continue to focus on customer satisfaction and retention.    We develop close relationships with our customers by identifying and addressing their high value pricing needs during the implementation of our software products and by enabling pricing best practices within their organizations. Over the past three years, customers have renewed an average of 96% of the maintenance and support revenue that was up for renewal. Our focus on customer service creates opportunities to cross-sell additional pricing solutions and increase penetration within an organization.

•
Extend our pricing thought leadership.    We plan to extend our thought leadership in pricing science by working on our customers' demanding pricing problems and increasing our investment in advanced scientific pricing research. We also plan to promote the use of pricing software products through our research publications and pricing conferences.

•
Extend our technology leadership.    We intend to extend our technology leadership by increasing our investment in research and development to deliver more advanced pricing software solutions to our customers. We also intend to make further investments to enhance the scalability of our pricing software products, which we believe is a key differentiator of our solutions. In addition, we will continue to include new functionality in our software products based on our knowledge of our customers' pricing problems.

•
Leverage third-party consultants and systems integrators.    We plan to develop relationships with third-party consultants and systems integrators that will enable them to promote and implement our pricing software products for customers.

Products

Our PROS Pricing Solution Suite consists of our pricing analytics, pricing execution and pricing optimization software products. The design of our PROS Pricing Solution Suite allows our customers to deploy all of the products at once or to implement our products incrementally. Our pricing analytics software product is the base product that is present in all implementations. Our pricing execution products, pricing manager and deal manager, extend the usability of the base analytics product and provide real-time transaction level optimized prices by customer and product. Our pricing optimization products help companies arrive at an optimal price by analyzing the relationships among demand, price and profit margin. By deploying multiple products, our customers can analyze their pricing trends, execute consistent pricing policies, effectively negotiate prices and optimize their prices to support organizational goals.

Our PROS Pricing Solution Suite uses our PROS Database that aggregates data from a wide variety of data sources, including our customers' enterprise applications and external market data sources. Our PROS Database uses our internally-developed data loaders to import data from these data sources for access by our PROS Pricing Solution Suite.

The users of our PROS Pricing Solution Suite include executives, sales and marketing personnel, pricing managers and finance personnel.

Pricing analytics

Our pricing analytics software product helps companies gain insight into their pricing performance, allowing them to take action to correct poor performance and take advantage of time-sensitive opportunities. Our pricing analytics software product enables our customers to:

•
determine pocket price and pocket margins by discrete metrics, such as by customer, product, channel, plant, sales territory and country;

•
understand how various price and cost elements contribute to the pocket margin;

•
identify and understand detrimental pricing trends;

•
understand the components of margin variance, including price, cost, volume, product mix and exchange rate effects;

•
understand differences in segment purchasing behavior;

•
proactively monitor pricing performance and market conditions; and

•
determine how individual customers contribute to overall revenue and profitability.

Pricing execution

Our pricing execution software products consist of the pricing manager and deal manager products.

Pricing manager.    Our pricing manager product allows companies to streamline pricing processes and institute control of pricing policies to support corporate business goals. It allows organizations to create multiple rules-based price lists and quickly modify prices or guidelines in response to changes in business conditions or strategy. Our pricing manager product enables our customers to:

•
create and manage pricing policies and rules that are aligned with corporate strategies;

•
automatically generate mass price updates when pricing inputs change, including costs, competitor prices, market indices, supply availability or demand metrics;

•
set up and manage field pricing and discounting guidelines based on pricing policies and benchmarks; and

•
manage pricing approval and exception thresholds and the pricing approval workflow to ensure consistency in the pricing process and maintain transaction histories.

Deal manager.    Our deal manager product provides pricing decision-makers with guidelines, additional context and information to negotiate better prices. Specifically, the deal manager product enables our customers to:

•
more accurately understand transaction economics including the impact of discounts, rebates, allowances, shipping terms, payment terms, replacement costs and other factors that can influence the profitability of a transaction;

•
communicate price targets, price floors and profitability guidelines to appropriate decision-makers within an organization;

•
consider important transaction context to aid in better price negotiations, including insight into customer price history and willingness-to-pay, current and planned inventory levels and recent trends in demand, supply, cost or competition; and

•
evaluate transaction scenarios and allow comparisons to previous transactions and peer group benchmarks based on relevant metrics.

Pricing optimization

Our pricing optimization software products help companies arrive at an optimal price by analyzing the relationships among demand, price and profit margin taking into account operational and financial constraints. Our pricing optimization software products use advanced statistical techniques to determine optimal prices consistent with pricing strategies. These products utilize optimization and forecasting engines to solve many distinct pricing problems. Our pricing optimization software products enable our customers to:

•
analyze and understand factors that influence demand in conjunction with price;

•
understand customer or segment price elasticities and customer indifferences or cluster customers into segments based on purchasing behavior;

•
construct and execute price testing to systematically manage and evaluate results of price changes;

•
forecast demand and response to demand using a library of forecasting algorithms that support a vast number of business scenarios and that consider relevant variables; and

•
run optimization algorithms and apply appropriate methodology to recommend optimized prices or other business controls.

Technology

Software architecture.    Our software architecture is based on open standards such as Java, XML and HTTP. We have created a component-based design in a service-oriented architecture to develop a flexible, layered framework. This framework supports evolution and innovation in technologies and product features.

Optimization.    We have developed robust science-based forecasting and optimization engines, leveraging the deep expertise and research of our science and research group. These engines are industry-independent and are validated using our internally-developed verification and testing processes.

Configuration vs. customization.    Rather than developing custom code for each customer, our PROS Pricing Solution Suite can be configured to meet each customer's business needs. The configuration capabilities include defining user workflows, executive dashboards, analytic views, approval processes, alerts and data, including hierarchical dimensions and measures.

Performance and scalability.    Our solutions operate in some of the largest and most demanding enterprise environments. The scalability of our technology has been tested at leading vendor benchmark performance centers, which validated the ability of our software products to scale to large data volumes and high request rates. For example, in one implementation of our real-time pricing execution product, our software products handled over 300 requests per second with 250 millisecond average response times. Another implementation of our pricing execution product handles 750 concurrent users. Also, an implementation of our pricing optimization product refreshes and maintains a data set with over one billion forecast entries and 150 million optimization results.

Data integration.    The data needed to execute pricing and revenue optimization functionality typically resides in a company's ERP, SCM and CRM systems, industry-specific transaction systems,

office productivity tools such as spreadsheets and external market data sources. Rarely can the data needed to formulate and execute optimal pricing strategies be found in a single data source within a company. Our data integration capabilities utilize web services and file-based data interfacing to bring data from these disparate sources together into a single cohesive database to support our PROS Pricing Solution Suite. Our data integration capabilities allow us to quickly deploy our solutions to our customers.

User interface.    Our technology provides a rich, browser-based interface that supports local and remote users. The user interface supports a wide variety of highly interactive charts and other data views and provides a comprehensive data security model based on user roles and scope of responsibility.

Platform support.    Our software products run on most standard information technology platforms including Microsoft SQL Server and Oracle databases, 32-bit and 64-bit processors from HP, SUN, Intel, AMD and IBM, and the HP-UX, Solaris, Linux, Windows and AIX operating systems.

Science and research

We believe that our long-term investment in pricing science differentiates us from our competitors. As our customers realize value from our pricing software products, we believe that they will seek to address more complex pricing problems through the use of our products.

We employ 30 scientists, 17 of whom are PhDs, all of whom are dedicated to the advancement of pricing and revenue optimization technology and its implementation in our software products. These scientists have specialties including operations research, management science, statistics, econometrics and computational methods. PROS also has a Science Advisory Council, which is comprised of faculty from major research universities to advise on the development of pricing science in our software products. Our scientists regularly interact with our customers, and our product development, sales and marketing, and professional services staff, to keep our science efforts relevant to real-world demands.

Services

Pricing and implementation professional services.    Our pricing services personnel are responsible for planning the implementations of our software products and our implementation services personnel are responsible for the configuration and the technical deployment of our software products. We have extensive experience implementing our software products in global enterprises across multiple industries, and we have developed a standardized and tested implementation process. Our pricing professional services include analyzing a customer's current pricing processes, identifying specific high-value pricing needs and relevant pricing data and configuring our software products to the customer's specific business. Our implementation professional services include implementing our software products to configuration specifications, assisting customers in loading and validating pricing data and supporting organizational activities to assist our customers' transition from awareness of their pricing challenges to adoption of pricing excellence best practices. We also provide training services to help use and maintain our software products.

Customer support.    After our software products are installed and training is complete, our customer support personnel provide ongoing support and maintenance of our software products. We provide customer support on a centralized basis from our headquarters in Houston, Texas. Our customer support personnel are responsible for providing product support for our customers through our SupportWeb Portal, a web-based interface for submitting and tracking issues, distributing software releases and bug fixes and hosting our knowledge base. In addition, our customer support personnel respond to customer issues promptly using an escalation process that prioritizes reported issues based on a defined set of severity levels and assist customers in deploying our standard releases for each software product by providing release webinars and documentation.

Customers

We provide our software products to customers in the manufacturing, distribution, services, hotel and cruise, and airline industries. Our customers are generally large global enterprises, although we have customers that are smaller. All of our customers have over $200 million in revenue, and over half of our customers have over $1.0 billion in revenue. Our top 10 customers in 2004, 2005 and 2006 represented 58%, 56% and 44% of our revenue, respectively. In 2006, we had no single customer that accounted for 10% or more of revenue. In 2005, The Hertz Corporation accounted for approximately 10% of our revenue.

Approximately 52%, 60%, 63% and 67% of our revenue in 2004, 2005, 2006 and the three months ended March 31, 2007, respectively, was attributable to customers located outside of the United States. We currently do not have any significant assets outside of the United States to support our operations. For information regarding our revenue by geographic area and risk associated thereto, see note 9 to the consolidated financial statements and "Risk factors—Our international sales subject us to risks that may adversely affect our operating results" on page 11.

Case studies

Manufacturing.    One of our customers is a global integrated manufacturer of petroleum products and operates hundreds of distribution terminals across the U.S. Our customer experienced difficulty gaining visibility into the price-demand relationships in its business, because doing so required hundreds of different prices to be calculated and disseminated in a short span of time. While the customer had the necessary raw data, the customer did not have the ability to process this information in a timely manner and therefore could not evaluate the effectiveness of pricing decisions. Our software products automated pricing recommendations and forecasts of next days' demand at relative price points and competitor price postings for each distribution terminal. As a result of implementing our software products, our customer experienced a significant decrease in sales volume volatility and realized increased profits in the distribution terminals business.

Distribution.    One of our customers is a Fortune 500 company that distributes building products and employs approximately 750 sales people with full pricing autonomy quoting tens of thousands of prices everyday. With tens of thousands of products marketed and sold across multiple U.S. regions, our customer found it difficult to aggregate and analyze timely market data to implement effective pricing. Our software products were implemented to provide key market and cost information, market pricing benchmarks and customer-specific decision support during real-time negotiations. This allowed costs and profitability to be accessible at the time of quote. As a result of implementing our software products, the customer improved sales force productivity, reduced variance across regions, increased deal capture percentages and increased profits.

Services.    One of our customers is a global car rental company that maintains a fleet of hundreds of thousands of cars across multiple classes and makes. Our customer faced significant pricing challenges in executing demand forecasting, analyzing the relevant opportunity costs of fleet movements and optimizing profit opportunities at the local level. Our software products provide demand forecasting, pricing optimization and insight into fleet management terms to deliver integrated recommendations on pricing, distribution and fleet acquisition. As a result of implementing our software products, our customer improved its return on assets, reduced fleet idle capacity and recaptured its investment in our software products in the first year after completion of implementation.

Airlines.    One of our customers is a global passenger airline that serves diverse, segmented markets in multiple countries and across multiple currencies. Due to the complex nature of the airline industry, the customer faced a variety of extremely challenging pricing demands, including managing seating inventory and setting millions of real-time prices everyday. Our software products allowed our customer to perform real-time seat inventory optimization by market segment, monitor and analyze passenger traffic flows and optimize revenue across its entire network. As a result of implementing our software products, our customer achieved improved seat utilization rates across multiple routes, optimization of segmented pricing and generated increased profit.

Sales and marketing

We sell and market our software products primarily through our direct sales force from our headquarters in Houston, Texas. Our sales force is organized by our target markets of manufacturing, distribution, services, hotel and cruise, and airline and is responsible for the worldwide sale of our products. Our sales force works in concert with our professional services personnel for selling and product demonstrations.

Our marketing activities consist of a variety of programs designed to generate sales leads and build awareness of PROS and our pricing and revenue optimization software products. We host a conference for pricing and revenue optimization professionals, and we participate in and sponsor other industry conferences.

Competition

The market for price and revenue optimization solutions is competitive, fragmented and rapidly evolving. We believe the following factors are the principal basis of competition in the pricing and revenue optimization software market:

•
ability to offer integrated high-value solutions;

•
pricing focus and domain expertise;

•
organizational change management expertise;

•
product architecture, functionality, performance, reliability and scalability;

•
breadth and depth of product offerings;

•
time to value for the customer;

•
services organization and customer support;

•
existing enterprise relationships;

•
large and referenceable customer base;

•
vendor viability; and

•
price.

We compete with several privately held pricing and revenue optimization software vendors such as Rapt, Revenue Technologies, Symphony-Metreo, Vendavo and Zilliant. We believe we are able to compete successfully with these vendors due to our long history of providing pricing and revenue optimization software products, the scope of our offerings and the flexibility and scalability of our architecture.

There are also several large enterprise application providers, such as JDA Software, Oracle and SAP that have developed offerings that include pricing and revenue optimization functionality. JDA Software and Oracle entered the market primarily through their acquisitions of Manugistics and Siebel Systems, respectively, and SAP resells Vendavo's products. We believe these vendors do not provide all of the pricing and revenue optimization functionality needed to support a pricing-focused organization. These vendors may seek to compete on price by bundling their pricing and revenue optimization applications with other enterprise applications. We distinguish ourselves from these vendors with the breadth and depth of the functionality of our products.

In addition, there are a number of vendors that provide pricing and revenue optimization software for specific industries. In the hotel industry, we compete with IDeaS and Easy RMS, and in the airline industry, we compete with Sabre Airline Solutions and Lufthansa Systems. One industry in which we do not compete is retail, where vendors include DemandTec, JDA Software, Oracle and SAP. Oracle and SAP entered this retail market through their acquisitions of ProfitLogic and Khimetrics, respectively.

Our products also compete with solutions developed internally by businesses. These businesses rely upon a combination of manual processes, external consultants, spreadsheets or internally developed software tools to conduct pricing activities.

Some of our current and potential competitors have significantly greater financial, technical, marketing, service and other resources than we have. In addition, many of these companies also have a larger installed base of users, longer operating histories and greater brand recognition than we have. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively.

Intellectual Property

Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of copyright, trade secret, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more advantageous than patent and trademark protection.

As of the date of this filing, we have four pending U.S. patent applications. We have not pursued patent protection in any foreign countries. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

We also use contractual provisions to protect our intellectual property rights. We license our software products directly to customers. These license agreements, which address our technology, documentation and other proprietary information, include restrictions intended to protect and defend our intellectual property. We also require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements.

Our products also include third-party software that we obtain the rights to use through license agreements. While this software comprises important elements of our product offerings, these applications are commercially available, and we are aware of substitute applications we could integrate with our products that are also commercially available on reasonable terms. In certain cases we believe we could develop substitute technology to replace these products if these third-party licenses were no longer available on reasonable terms.

Research and development expense

Our research and development program involves creating new products and modifying existing products to add new functionality and meet other market demands. Our research and development expense includes costs associated with our product management, product development and science and research groups. Our research and development expense was $6.3 million, $6.4 million and $10.3 million in 2004, 2005 and 2006, respectively.

Employees

As of March 31, 2007, we had 311 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider our employee relations to be good.

Facilities

We lease approximately 73,200 square feet of office space for our headquarters in Houston, Texas. This lease expires in July 2011. We may add new facilities and expand our existing facility as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal proceedings

We are not party to any material legal proceeding at this time. From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business.

Management

Executive officers, directors and key employees

Our executive officers, directors and key employees, and their ages and positions as of June 15, 2007 are as follows:

Name	Age	Position

Albert E. Winemiller*	64	Chairman of the Board, President and Chief Executive Officer
Charles H. Murphy*	62	Executive Vice President and Chief Financial Officer
Ronald F. Woestemeyer*	61	Executive Vice President, Strategic Business Planning and Director
Surain R. Adyanthaya**	42	Senior Vice President, Product Management
E. Andrew Boyd**	47	Senior Vice President, Science & Research and Chief Scientist
Peter P. Kiernan**	60	Senior Vice President, Professional Services
Andres D. Reiner**	36	Senior Vice President, Product Development
John M. Riddell**	63	Senior Vice President, Pricing Solutions
Jeffrey E. Robinson**	40	Senior Vice President, Pricing Solutions
Jeffrey L. Wannamaker**	50	Vice President, Technical Services
Benson B. Yuen**	46	Senior Vice President, Business Development
Harry S. Gruner(1)(2)(3)	48	Director
Kurt R. Jaggers(1)(2)(3)	48	Director
Mariette M. Woestemeyer(1)(2)(3)	55	Director
Greg B. Petersen	44	Director Nominee
Timothy V. Williams	57	Director Nominee

*
Executive officer

**
Key employee

(1)
Member of the compensation committee

(2)
Member of the audit committee

(3)
Member of the nominating and governance committee

Albert E. Winemiller joined us in 1999 as our President and Chief Executive Officer and has served as Chairman of our board of directors since October 2000. Mr. Winemiller began his career as a software engineer at IBM and has over 19 years experience as an executive for information services and software products companies. Mr. Winemiller's experience includes serving as President of infoUSA, a provider of business and consumer information and research services and as Senior Vice President for Automatic Data Processing, a provider of transaction processing and information-based business solutions. Mr. Winemiller holds BS and MS degrees from the University of Missouri and an MBA from Harvard Business School.

Charles H. Murphy joined us in 1998 and has served as our Executive Vice President and Chief Financial Officer since March 2001. Prior to joining us, Mr. Murphy spent 13 years in chief financial officer positions with Expert Software, a publicly traded software company, Merchant International, a software company, and Packaging Machinery Company, a publicly traded manufacturer of packaging machinery. He was Vice President-Treasurer with Coleco Industries, a publicly traded toy and video game company, and began his career with Coopers & Lybrand where he was a certified public accountant. He holds a BS degree from Bentley College.

Ronald F. Woestemeyer co-founded the Company in 1985 with his wife, Mariette Woestemeyer, and has been a director since our founding and our Executive Vice President since 1997. From 1985 to 1997, Mr. Woestemeyer served as our Chief Executive Officer. Prior to founding PROS, Mr. Woestemeyer spent 14 years at Texas International Airlines in various management and executive positions with responsibility over sales and marketing. Mr. Woestemeyer holds a BBA degree from the University of Houston.

Surain R. Adyanthaya joined us in 1993 and has served as our Senior Vice President, Product Management since January 2004. Mr. Adyanthaya was a software developer from 1993 to 1997 and our Vice President, Software Development from 1997 to 1999. He served as our Senior Vice President, Software Development from 1999 to 2004. Prior to joining us, Mr. Adyanthaya was a consulting engineer at Texaco Oil Company. Mr. Adyanthaya holds an MS degree in operations research from Stanford University and a BS degree in mechanical engineering from the University of Houston.

E. Andrew Boyd joined us in 1997 and has served as our Senior Vice President, Science & Research and Chief Scientist since 1999. Prior to joining us, Dr. Boyd was a university professor, most recently as a tenured faculty member in the Department of Industrial Engineering at Texas A&M University. Dr. Boyd has authored and contributed to numerous publications, including articles in Operations Research, Management Science and Mathematical Programming, and has received research grants from various agencies such as the National Science Foundation and the Federal Aviation Administration. Dr. Boyd holds a Ph.D. degree in operations research from the Massachusetts Institute of Technology and a AB degree from Oberlin College.

Peter P. Kiernan joined us in 1996 and has served as our Senior Vice President, Professional Services since 2000. From 1997 to 2000, Mr. Kiernan was our Vice President, Client Services and from 1996 to 1997, he served as our Staff Vice President, Airline. Prior to joining us, Mr. Kiernan held several positions at Pan American World Airways including Staff Vice President, Revenue Management, Director, Pricing Automation and Director, Revenue Accounting. Mr. Kiernan holds a BS degree in business administration from California Coast University.

Andres Reiner joined us in 1999 and has served as our Senior Vice President, Product Development since March 2007. From 2003 to 2007, Mr. Reiner was our Vice President, Product Development, from 2000 to 2003, he served as our Director, Software Development, and from 1999 to 2000, he served as our Development Manager. Mr. Reiner held various software engineer roles at Platinum Technology, a database management software company, ADAC Laboratories, a high-technology healthcare product company, and Kinesix, an interface software for complex data company, before joining us. Mr. Reiner holds a BS degree in computer science from the University of Houston.

John M. Riddell joined us in 1998 as a Senior Scientist and has served as our Senior Vice President, Pricing Solutions since 2004. From 2001 to 2004, Mr. Riddell was our Vice President, Pricing and from 2000 to 2001, he served as our Director, New Market Development. Prior to 1998, Mr. Riddell was Director of Research and Development at OPUS 2 Revenue Technologies, a yield management software company. Mr. Riddell holds an MS degree in operations research from the US Naval Postgraduate School and a BS degree in civil engineering from the University of Mississippi.

Jeffrey E. Robinson joined us in 2000 and has served as our Senior Vice President, Pricing Solutions since 2006. From 2004 to 2006, Mr. Robinson was our Vice President, Pricing Solutions and from 2000 to 2003, he served as our Director, Business Development. Prior to joining us, Mr. Robinson held several positions with ADAC Healthcare Information Systems, a subsidiary of ADAC Laboratories. Mr. Robinson holds a BA degree from Brigham Young University and an MBA from Rice University.

Jeffrey L. Wannamaker joined us in 1998 and has served as our Vice President, Technical Services since 2001. Mr. Wannamaker was our Director, Tech Services from 2000 to 2001 and from 1998 to 2000, he served as our Director, Software Development. Mr. Wannamaker was the Engineering Manager at Dynasty Technologies, a software company. Prior to joining us, Mr. Wannamaker holds a BSEE degree from the University of Houston.

Benson B. Yuen joined us in 1988 and has served as our Senior Vice President, Business Development since 1999. From 1995 to 1999, Mr. Yuen was our Senior Vice President, Sales, Marketing and Consulting Services, and from 1988 to 1994, he served as our Vice President, Customer Services and Professional Services. Prior to joining us, Mr. Yuen held several positions with Florida Express, an air transportation company, including Director—Pricing, Inventory and Director, Market Planning. Mr. Yuen holds a BSBA from the University of Central Florida.

Harry S. Gruner has served as a director of the Company since 1998. Since 1992, Mr. Gruner has been a founding general partner of JMI Equity, a private equity investment partnership. Prior to co-founding JMI Equity, Mr. Gruner specialized in advising software companies as a principal in the corporate finance department of Alex. Brown & Sons, an investment bank. Mr. Gruner is also a director of several privately-held companies. Mr. Gruner holds an MBA from Harvard Business School and a BA degree from Yale University.

Kurt R. Jaggers has served as a director of the Company since 1998. Mr. Jaggers has been a Managing Director of TA Associates since 1997, was a Principal of TA Associates from January 1993 to December 1996 and Vice President of TA Associates from 1990 to 1992. He is currently a director of WebSideStory, a provider of Internet behavior information and analysis, as well as several privately-held companies. Mr. Jaggers holds BS and MS degrees in electrical engineering and an MBA from Stanford University.

Mariette M. Woestemeyer co-founded the Company in 1985 with her husband, Mr. Woestemeyer, and has served as a director since our founding. Mrs. Woestemeyer was the Chief Financial Officer of Metro Networks, a broadcasting company, from 1983 to 1985 and held various financial roles with Continental Airlines and its predecessor, Texas International Airlines, prior to 1983. Mrs. Woestemeyer holds a BBA degree and an MBA from the University of Houston.

Board nominees

Greg B. Petersen has agreed to serve as a director of the Company immediately after the closing of this offering. Mr. Petersen is currently a private investor. Previously, Mr. Petersen served as Executive Vice President from 2005 to January 2007 and as Senior Vice President and Chief Financial Officer from 2001 to 2005 of Activant Solutions, a provider of business management solutions to retail and wholesale distribution businesses. From 2000 until 2001, Mr. Petersen served as Vice President of Finance of Trilogy Software, a provider of enterprise software and business services, and as its Treasurer from 1999 until 2000. From 1997 to 1999, Mr. Petersen was Senior Vice President of Planning and Business Development of RailTex, a shortline and regional rail service provider. From 1989 to 1997, Mr. Petersen held various finance and strategy positions at American Airlines, most recently as managing director of corporate development. Mr. Petersen holds a BA in economics from Boston College and an MBA from the Fuqua School of Business at Duke University.

Timothy V. Williams has agreed to serve as a director of the Company immediately after the closing of this offering. Mr. Williams serves as Senior Vice President and Chief Financial Officer of Blackbaud, a provider of software and services to non-profit organizations, and has held this role since 2001. From 1994 to 2001, he served as Executive Vice President and Chief Financial Officer of Mynd (now a subsidiary of Computer Sciences Corporation), a provider of software and services to the insurance industry. Prior to that, Mr. Williams worked at Holiday Inn, most recently as Executive Vice President and Chief Financial Officer. Mr. Williams holds a BA from the University of Northern Iowa.

Board of directors

Mrs. Woestemeyer and Messrs. Gruner, Jaggers, Woestemeyer and Winemiller currently serve as our directors. Effective upon the closing of this offering, our certificate of incorporation and bylaws will authorize a board of directors of seven members consisting of our current directors and Messrs. Petersen and Williams, who will join our board after the closing of the offering. All of our current directors, except for Messrs. Petersen and Williams, are elected pursuant to agreements we have entered into with Mr. and Mrs. Woestemeyer, TA Associates and JMI Equity and agreements between Mr. Winemiller, Mr. Murphy and Mr. and Mrs. Woestemeyer, all of which terminate upon the closing of this offering. Immediately after the closing of this offering, we anticipate that Messrs. Gruner, Petersen and Williams will meet the independence requirements of the New York Stock Exchange and federal securities laws.

The New York Stock Exchange rules require that a majority of the board of directors of listed companies be independent and that their audit, compensation and nominating and governance committees be comprised solely of independent directors. We intend to rely on transition periods provided by Section 303A.00 of the New York Stock Exchange rules, which provide for phase-in compliance for companies that are listing on the exchange in connection with their initial public offering. Immediately after completion of the offering our audit committee will be comprised of all independent directors, and our compensation committee will be comprised of a majority of independent directors. We plan to have a majority of independent members on our nominating and governance committee within 90 days of the closing of this offering and a majority of independent directors on our board and all independent directors on our compensation and nominating and governance committees within one year of our listing.

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit committee

The current members of our audit committee are Mrs. Woestemeyer, Messrs. Gruner and Jaggers. After the closing of this offering, we anticipate that our audit committee will consist of Messrs. Gruner, Petersen and Williams. Our board of directors anticipates that Messrs. Gruner, Petersen and Williams will each meet the independence requirements of the New York Stock Exchange and Rule 10A-3(b) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and that Messrs. Gruner, Petersen and Williams will each qualify as an audit committee financial expert within the meaning of SEC regulations and the rules of the New York Stock Exchange. In arriving at this determination, the board has examined Mr. Gruner's,

Mr. Petersen's and Mr. Williams' scope of experience and the nature of their employment in the corporate finance sector.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Specific responsibilities of our audit committee include:

•
reviewing and providing oversight over the qualification, independence and performance of our independent auditor and determining whether to retain or terminate its services;

•
approving the terms of engagement of our independent auditor and pre-approving the engagement of our independent auditor to perform permissible non-audit services;

•
reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor's review of our annual and quarterly financial statements and reports;

•
reviewing with management and our independent auditor matters that have a significant impact on our financial statements;

•
conferring with management and our independent auditors regarding the scope, adequacy and effectiveness of our internal control over financial reporting;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•
reviewing and approving all related party transactions.

Compensation committee

The current members of our compensation committee are Mrs. Woestemeyer, Messrs. Gruner and Jaggers. After the closing of this offering, we anticipate that our compensation committee will consist of Messrs. Jaggers, Petersen and Williams. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Our board of directors anticipates that Messrs. Petersen and Williams will meet the independence requirements of the New York Stock Exchange and federal securities laws.

The compensation committee discharges the responsibilities of our board of directors relating to the compensation and benefits for our executive officers and directors. Specific responsibilities of our compensation committee include:

•
determining and reviewing all forms of compensation for our executive officers and directors, including, among other things, annual salaries, bonuses, equity awards, severance arrangements, change in control protections and other compensatory arrangements;

•
reviewing and approving corporate performance goals and objectives relevant to such compensation;

•
administering our equity incentive plans and granting awards of options and other equity-based awards to our executive officers, directors and employees;

•
reviewing our compensation discussion and analysis and compensation committee report required by the rules of the SEC; and

•
evaluating and recommending to our board of directors the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs.

Nominating and governance committee

The members of the nominating and governance committee are Mrs. Woestemeyer, Messrs. Gruner and Jaggers. The board anticipates that Mr. Gruner will meet the independence requirements of the New York Stock Exchange. Specific responsibilities of our nominating and governance committee include:

•
identifying, evaluating and recommending to our board of directors candidates to serve as members of our board of directors and considering the nomination of our incumbent directors for reelection;

•
evaluating stockholder nominations of candidates for election to our board of directors;

•
reviewing our general policy relating to selection of director candidates and members of committees of our board of directors, including an assessment of the performance of our board of directors; and

•
reviewing and making recommendations to our board of directors regarding corporate governance principles and director compensation.

Compensation committee interlocks and insider participation

No member of our compensation committee and none of our executive officers has any relationships that would constitute an interlocking relationship with executive officers and directors of any another entity.

Director compensation

We currently do not pay our directors any cash or equity compensation for their services as members of our board of directors or any committee of our board of directors. We have a policy of reimbursing our directors for travel, lodging and other expenses incurred in connection with their attendance at our board or committee meetings.

We have adopted a policy for director compensation effective upon the closing of this offering. Under this policy, each non-employee member of our board of directors will be entitled to receive a grant of an option to purchase 30,000 shares of our common stock upon the election or appointment of the non-employee board member to the board or, in the case of current non-employee directors, upon the closing of this offering, an annual retainer of $20,000 and a retainer of $7,500 if such director also serves on our audit committee or compensation committee. The chair of the audit and compensation committees will be entitled to an annual retainer of $12,500. In addition, each non-employee director will be entitled to receive $1,000 per in-person meeting of the board, $500 per telephonic meeting of the board or any committee that is not an in-person meeting and $750 per in-person meeting of any of our audit, compensation or nominating and governance committees if such director also serves on one or more of those committees. All fees will be paid on a quarterly basis. We have also agreed to reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with their attendance of our board or committee meetings.

Executive compensation

Compensation discussion and analysis for named executive officers

Our mission is to help our customers improve business and financial performance by providing them with our pricing and revenue optimization software products. Implementing our mission relies on delivering these software products successfully and competitively, as well as our ability to help our customers address their pricing and revenue optimization needs. As a result, it is critical that we are able to attract, motivate and retain highly talented individuals who are committed to us and our mission and are willing to identify and exploit opportunities to grow our business. Consequently, the goals of our executive compensation program are to align our executive officers' compensation with our mission and the interests of our stockholders, to provide incentives and rewards to our executive officers for our success and to reflect the teamwork philosophy of our executive management team.

As a private company, our compensation committee did not rely any benchmark studies of comparable companies in establishing executive compensation. Rather, we relied upon the experience and expertise of management and the members of our compensation committee to adopt executive compensation programs. In particular, Messrs. Jaggers and Gruner, each of whom are members of our compensation committee, are partners with venture capital firms and have served on the boards of directors and compensation committees of numerous private technology companies across the country. The compensation committee took into consideration our financial condition and operating results, our operating plan, our geographic location and the objectives of our executive compensation policies described below, and established an executive compensation program that the compensation committee members believed, based on their experience, is the most appropriate to motivate, retain and reward our executive officers.

The objectives of our executive compensation policy

Our executive compensation programs are designed to achieve the following objectives:

•
attract and retain talented and experienced executives in the highly competitive and dynamic pricing and revenue software market;

•
motivate and reward executives whose knowledge, skills and performance are critical to our success;

•
align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value;

•
provide a competitive compensation package which is weighted heavily towards pay for performance, and in which total compensation is primarily determined by company/team and individual results and the creation of stockholder value;

•
ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•
foster a shared commitment among our management team by coordinating their respective teams and individual goals; and

•
compensate our executives to manage our business to meet our long-range objectives.

Role of the compensation committee in setting executive compensation

The responsibility for establishing, administering and interpreting our policies governing the compensation and benefits for our executive officers lies with our compensation committee, which consists entirely of non-employee directors. See "Management—Committees of the board of directors—Compensation committee."

Our compensation committee has taken the following steps to ensure that our executive compensation and benefit policies are consistent with both our compensation philosophy and our corporate governance guidelines:

•
evaluated our compensation practices and assisted in developing and implementing the executive compensation policy;

•
established a practice, in accordance with the rules of the New York Stock Exchange, of reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him; and

•
established a policy, in accordance with the rules of the New York Stock Exchange, to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation for these executive officers.

Basis of executive compensation

Based on our goals and the experience of our board and management, we established the following elements of executive compensation: base salary, cash incentive bonuses and long-term incentive awards, each as further described below.

We have chosen these components of our executive compensation program because we believe that they reward both long-term and short-term success while providing retention value. We also believe that these components are fairly standard for technology companies generally.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. Our compensation committee typically considers the recommendations of our chief executive officer and/or other members of management and determines the use and weight of each compensation element based on the subjective importance of each element in meeting our overall objectives. We elect to put a significant amount of each executive's total potential compensation "at risk" based on our financial and the executive's performance, which is reflected in our mix of short-term and long-term incentive components.

As we continue to evolve and have different priorities, we will evaluate our compensation packages and these components on a quantitative and qualitative basis to determine if they are still appropriate on at least a yearly basis or as circumstances dictate. We anticipate making new awards and adjustments to our compensation elements on an annual basis in connection with our yearly review and the recommendations of our chief executive officer and/or other members of management.

Components of executive compensation

Base salaries

Base salaries for our executive officers are reviewed on a yearly basis. For 2006, our executive officers' base salaries were set by reviewing their then current salaries in light of 2005 company performance and individual performance, scope of their responsibilities, the experience of the members of our compensation committee with similar stage companies and general economic factors. We use base salaries primarily to retain our executives.

In April 2007, our board reviewed the responsibilities and performance of Mr. Winemiller and Mr. Murphy, their tenure with us, their existing compensation packages and their expected contributions and responsibilities for 2007. Based on this review and the additional responsibilities of these executives in connection with our plans to become a publicly-traded company, our board approved an increase in the base salary for Mr. Winemiller from $275,000 to $300,000 and for Mr. Murphy from $245,000 to $275,000 effective January 1, 2007.

Cash incentive bonus

We have an annual cash incentive bonus plan for our executive officers under which bonuses may be paid shortly after the end of each year based on our performance in meeting our corporate objectives for the year and each individual's performance and contribution in meeting our corporate objectives. Bonuses are intended to compensate our executive officers for achieving financial and operational goals and for achieving individual and company performance objectives. The bonuses are paid in cash and will generally be paid in the first quarter following completion of a given year. Our compensation committee does not have the discretion to increase the targets or decrease the amounts payable to any of our executives, but it does have the discretion to lower the targets and increase the amounts payable under this cash incentive plan. Traditionally, the committee has not exercised this discretion nor did it exercise it in 2006.

Bonuses are determined based on the achievement of certain financial and operational benchmarks. Each component of this bonus is independent of the other components and has minimum and maximum target levels. The target bonus amounts are payable under this cash bonus plan if we hit our target levels for each component. If we hit the minimum goals, our executive officers would be entitled to half of the target bonus amount, and if we achieve the maximum target level, they would be entitled to receive twice their target bonus amount for such component. Actual results between the minimum, target and the maximum goal levels would be pro-rated. We use our yearly cash incentive bonus plan to align our executive's performance with our financial results and to motivate our executives to achieve our goals.

Long-term incentive award programs

Our base salary and cash incentive bonus plans are intended to compensate and motivate for the short-term. We believe that providing our executive officers with an ownership stake through participation in our long-term incentive plans will encourage long-term performance and help align their interests with those of our stockholders. We have only granted stock options since we believe that these types of equity awards are what is considered competitive in our industry and are best understood by our executives and employees.

1997 stock option plan and 1999 equity incentive plan.    Our 1997 stock option plan and 1999 equity incentive plan authorized us to grant options to purchase shares of common stock to our employees, directors and consultants. Our compensation committee was the administrator of these plans. Stock option grants under these plans were usually made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee reviewed and approved stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive's existing long-term incentives and retention considerations. Periodic stock option grants were made at the discretion of the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee considered the recommendations of our CEO and other members of management. No options were awarded in 2006 since the compensation committee had determined there was sufficient retention value in the outstanding options and common stock subject to restrictions held by our executive officers. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 25% on the first anniversary and monthly thereafter, based upon continued employment over a four-year period, and generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code. Our 1997 stock option plan was terminated in April, 1999 and our 1999 equity incentive plan was terminated on March 26, 2007 for purposes of granting any future equity awards under those plans. There were issued and outstanding stock options to purchase 347,247 shares of our common stock under these plans on March 31, 2007. None of these options were held by our executive officers.

2007 equity incentive plan.    Our 2007 equity incentive plan, or 2007 plan, was adopted in March 2007. The purpose of the 2007 plan is to promote our long-term growth and profitability. The 2007 plan is intended to make available incentives that will help us to attract, retain and reward employees whose contributions are essential to our success. We may provide these incentives through the grant of:

•
restricted stock awards;

•
restricted stock unit awards;

•
stock options;

•
stock appreciation rights;

•
phantom stock; and

•
performance awards.

A total of 1,870,000 shares have been reserved for issuance under the 2007 plan with an evergreen provision that allows for an annual increase equal to the lesser of (a) 3.5% of our outstanding shares (b) 900,000 shares or (c) any lesser amount determined by our board of directors. As of April 2, 2007, 710,000 shares remain available for grant or award under the 2007 plan. The compensation committee of our board has been designated to administer the 2007 plan. Under the 2007 plan, our employees, officers, directors and other individuals providing services to us or any of our affiliates are eligible to receive awards. The committee has the authority, consistent with the provisions of the 2007 plan, to determine which eligible participants will receive awards, the form of the awards and the number of shares of our common stock covered by each award. The committee may impose terms, limits, restrictions and conditions upon awards, and may modify, amend, extend or renew awards, accelerate or change the timing of exercise of awards or waive any restrictions or conditions of an award. As of April 2, 2007, we had awarded equity awards to acquire 1,160,000 shares of our common stock under this plan to our employees and consultants under the 2007 plan.

Stock options.    Our 2007 plan permits the granting of options to purchase shares of our common stock intended to qualify as incentive stock options, under Section 422 of the Internal Revenue Code, and nonqualified stock options. The option exercise price and the term of each option are determined by the compensation committee. The compensation committee also determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. In general, options granted under this plan vest at the rate of 25% on the one year anniversary of the vesting commencement date and in equal monthly installments thereafter over the next three years.

Stock appreciation rights.    The compensation committee may grant a right to receive a number of shares or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee.

Restricted stock awards and units.    The compensation committee may award shares of our common stock to participants at no cost or for a purchase price or restricted stock units that are settled in shares of our common stock. These restricted stock and restricted stock unit awards may be subject to restrictions or may be free from any restrictions under our 2007 plan. The purchase price of the shares, if any, and any applicable restrictions, are determined by the compensation committee.

Phantom stock.    The compensation committee may grant stock equivalent rights, or phantom stock, which entitles the recipient to receive credits which are ultimately payable in the form of cash, shares of our common stock or a combination of both. Phantom stock does not entitle the holder to any rights as a stockholder.

Performance awards.    The compensation committee may grant performance awards to participants entitling the participants to receive cash, shares of our common stock or a combination of both, upon the achievement of performance goals and other conditions determined by the compensation committee. The performance goals may be based on our operating income or on one or more other business criteria selected by the compensation committee.

In the event of any stock split, stock dividend or similar transaction, the shares subject to the 2007 plan and any outstanding awards will automatically be adjusted. The 2007 plan will continue in effect until the tenth anniversary of its approval by our board, unless earlier terminated earlier. The compensation committee may amend, terminate or modify the plan at any time.

In the event of certain significant corporate transactions, including a change in control of the Company, any then-outstanding equity award or option under the 2007 plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects to assume, continue or substitute for such awards or options and the holder of such award or option is terminated without cause or resigns for good reason within 18 months of a change of control of the Company, such awards or options shall vest in full. If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for the equity awards or options under the 2007 plan, all outstanding equity awards and options under the 2007 plan will vest in full and become fully exercisable.

The compensation committee believes that the use of stock options and equity awards offers the best approach to achieve our compensation goals with respect to long-term compensation and currently provides tax and other advantages to our employees relative to other forms of equity compensation. We believe that our equity incentive program is an important retention tool for our employees.

At the beginning of 2007, the compensation committee conducted an annual review of the compensation packages of our executive officers, including the retention value of their compensation components, their contributions to our business and their ability to continue to provide leadership to us and to maintain our success. The compensation committee believed it was in our best interests to provide additional stock options to our executive officers to incentivize them and to provide additional retention value. We issued no stock options in 2006 and only Mr. Murphy had stock options that remained subject to vesting. In April 2007 we granted to each of our Chief Executive Officer and Chief Financial Officer a stock option under our 2007 plan to purchase 150,000 shares of our common stock at $6.00 per share. Mr. Woestemeyer was not granted any stock options at this time because the compensation committee believed that his significant equity ownership was sufficient for motivation and retention.

These stock options provide for the full acceleration of the vesting upon our change in control, the officer's termination without cause or resignation for good reason and otherwise vest as to 25% of the shares in April 2008 and monthly thereafter based on continued employment over the following three years. These stock options also allow our executives to exercise them prior to the vesting of such options, which allows our executives to begin their tax holding period. If the executive officer exercises and holds the underlying shares for over a year after such exercise and over two years after the date of grant, the executive officer may be able to take advantage of the long-term capital gain tax rate. The long-term capital gain rate is lower than the short-term capital gain tax rate that may otherwise be applicable. Our standard stock options to our non-executive employees do not contain this immediately exercisable feature. Our belief is that this practice of granting immediately exercisable options for executive officers is fairly standard across our industry and, as a result, is another mechanism to retain our executives and ensure that their compensation packages are competitive. These grants were made because our board believes it is an appropriate incentive mechanism to encourage retention in the long-term. In determining the number of shares subject to stock options granted to the executive officers, the compensation committee took into account each executive officer's position, scope of responsibility, ability to affect stockholder value and historic and recent performance.

Benefits.    We provide our executive officers the following benefits, generally on the same terms as we provide our other employees.

•
health, dental, travel, accident insurance and vision;

•
life insurance;

•
employee assistance plan;

•
medical and dependant care flexible spending account;

•
short-and long-term disability, accidental death and dismemberment;

•
a 401(k) plan;

•
paid time off and vacations;

•
sick days; and

•
tuition reimbursement.

We believe these benefits are consistent with companies with which we compete for employees.

401(k) Plan.    In May 1996, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our full-time employees. The plan is intended to qualify under Section 401(a) of the Internal Revenue Code. Contributions, and income earned thereon, are not taxable to employees until withdrawn from this plan. Under this plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the plan. This plan also permits us to make matching contributions to the plan on behalf of participants. Since January 2000, we have matched up to 50% of an employee's contribution up to 6% of the employee's eligible income contributed to our 401(k) plan.

Severance and termination provisions

We provide our executive officers severance packages if they are terminated without "cause" (as defined in their employment or severance agreements) in order to attract and retain them. The amount of severance benefits is described below. The Compensation committee reviews the potential payouts to ensure their market-competitiveness in order to incentivize our executive officers to maintain focus on both daily and long-term efforts.

We entered into employment agreements with Mr. Winemiller, our Chief Executive Officer, and Mr. Murphy, our Chief Financial Officer, on September 30, 2005. Both of these agreements were originally for a two year term and automatically renew for one year terms unless the Company decides not to renew them. The base salaries payable to each of Mr. Winemiller and Mr. Murphy are subject to periodic review by our compensation committee. Both Mr. Winemiller and Mr. Murphy are entitled to 12 months of severance, up to 12 months of health benefits and 12 months of acceleration of the vesting on their stock options granted prior to April 2, 2007 if their employment with us is terminated without "cause" or they resign with "good reason" as defined in those agreements. On April 2, 2007, our board amended these employment agreements to also provide for the full acceleration of vesting, or lapse of all repurchase rights, of any options or other equity awards granted to these executive officers on or after April 2, 2007, if any of these officers is terminated without "cause," resigns for "good reason" or if a change of control of the Company occurs. In addition, the amended employment agreements provide for 18 months of severance and 18 months of health benefits if such officer is terminated without "cause" or if such officer resigns for "good reason" within six months prior to or any time after of a change in control transaction of the Company. Mr. Winemiller and Mr. Murphy are subject to non-competition and non-solicitation restrictions during the term of their employment and for the 12-month period following the termination of their employment.

In January 1999, we entered into an employment agreement with Mr. Woestemeyer, our Executive Vice President. This agreement was originally for a two-year term and automatically renews for one year terms unless the Company decides not to renew. Under this agreement, Mr. Woestemeyer's salary is subject to periodic review by our compensation committee, and he is entitled to 12 months of severance if he is terminated without "cause" as defined in his agreement or we decide not to renew his agreement without giving him notice. If we decide not to renew this agreement and we provide 60-days notice of non-renewal to Mr. Woestemeyer, he is entitled to 10 months of severance. In addition, Mr. Woestemeyer is subject to non-competition and non-solicitation restrictions during the term of his employment and for the severance period following the termination of his employment.

"Cause" is defined in these employment agreements as a breach by our officer of his duties of confidentiality which causes a material harm to us, his conviction of, or a plea of guilty or no contest to, a felony or his failure to perform his duties after notice and a cure period. In addition, for Mr. Winemiller and Mr. Murphy, "cause" also includes an intentional wrongdoing by them that adversely affects us. Mr. Winemiller and Mr. Murphy can resign for "good reason" and be entitled to severance. "Good reason" is defined in their employment agreements as the assignment of duties to them that are substantially inconsistent with their current roles with us, the relocation of their offices to more than 50 miles from our present location, a material reduction in their base salaries and our failure to provide them with similar benefits that we provide to our other employees.

Components of executive compensation for 2006 and 2007

Executive compensation activities in 2006.    Our 2006 cash incentive bonus plan was based on target levels of financial performance across three components. The 2006 components of the cash bonus plan were financial measures tied to revenue, operating income and year end sales backlog and each component was independent of the others. In setting each component's target level, the compensation committee reviewed our financial performance for the prior year, management's performance against prior year targets, our plan for the next fiscal year and the potential total compensation afforded to each executive officer.

The potential payouts were based on our performance as a company within a range of each component's target. No bonus is earned below the target threshold and the maximum bonus is earned at the target maximum. The ranges for each component as well as the weighting of revenue, operating income and year end sales backlog as a percentage of the total bonus payment in 2006 are set forth in the following table:

Component	Target threshold	Target maximum	Weighting of component as a % of bonus payment
Revenue	90% of Target	120% of Target	40%
Operating income	90% of Target	120% of Target	20%
Year-end sales backlog	90% of Target	120% of Target	40%

The compensation committee set such ranges to incentivize management to achieve or exceed the component targets. In 2006, we achieved the maximum operating income and year-end sales backlog targets and exceeded the revenue target but did not hit the maximum. The committee weighted revenue and year end sales backlog greater than operating income to focus our executive officers more closely on growing our sales and revenue while still rewarding them for managing our operating expenses and taking into account a level of expenses appropriate for the growth in our business. The following table sets forth our revenue, operating income and year-end sales backlog targets for 2006:

Component (In millions)	Target (non-GAAP)
Revenue	$47.0
Operating income	5.6
Year-end sales backlog	42.5

As a private company, we had a practice of recognizing the achievement of incentive goals based on the above operational milestones rather than using GAAP operating results. Our non-GAAP revenue and operating income targets included certain revenue and related expenses based on the timing of recognition of these amounts. We believe that the use of such operational milestones in the past was more meaningful in reflecting our operational performance than the use of GAAP operating results. Commencing in 2007, we are using GAAP operating results and sales as our performance targets.

The committee set the amount of each bonus payment as a percentage of the base salary of each executive officer as set forth in the following table:

Executive Officer	At Target Threshold	At Target	At Target Maximum
Albert E. Winemiller	30%	60%	120%
Charles H. Murphy	22.5%	45%	90%
Ronald F. Woestemeyer	7.5%	15%	30%

The committee set these payouts based on competitive market pay levels for our executive officers' respective positions and responsibilities within our company and in consideration of the total compensation of each executive officer. The actual annual cash incentive awards made to our named executive officers pursuant to our cash incentive bonus plan for the fiscal year ended December 31, 2006 are set forth below in the Summary Compensation Table. See "—Summary compensation table for 2006."

Executive compensation activities in 2007.    In April 2007, our compensation committee adopted our 2007 cash incentive bonus plan and applied an analysis to setting components and targets similar to the analysis the committee applied in 2006. The committee reviewed our financial performance for the prior year, management's performance against prior year targets, our plan for the next fiscal year and the total compensation potential afforded the executive officers considering all elements of the executive officers' compensation.

The compensation committee replaced the year end sales backlog component with sales during the period because year end sales backlog can include prior period sales, and the committee believed that focusing the bonus plan on sales during the relevant period was a more accurate measurement of our executive officers' performance during the period.

The potential payouts under the bonus plan were based on our performance as a company within a range of each component's target. No bonus will be earned below the target threshold and the maximum bonus will be earned at the target maximum. The ranges for each component are set forth in the following table:

Component	Target threshold	Target maximum
Revenue	90% of Target	120% of Target
Operating income	90% of Target	120% of Target
Sales	90% of Target	200% of Target

Sales has a higher maximum target range than revenue and operating income because the committee believed that emphasizing sales growth remains important to build long-term growth in our business.

Following the growth of our business in 2006 versus 2005, the committee sought to set 2007 targets consistent with our operating plan for the 2007 fiscal year and at sufficiently high levels to motivate the executive officers to continue to grow the business and manage expenses, with an emphasis on increasing sales. The following table sets forth our revenue, operating income and sales targets for 2007:

Component (In millions)	Target (GAAP)(1)
Revenue	$61.0
Operating income	9.5
Sales	40.0

(1)
The targets set forth in this table were established and are disclosed only as performance objectives for our executive officers, and do not constitute guidance regarding our expected future operating results. Our actual operations results for 2007 are subject to significant risks, uncertainties and contingencies, including those risks set forth in "Risk factors" beginning on page 6. Our actual results for 2007 will likely vary from such performance targets, which variance may be material and adverse. See "Special note regarding forward-looking statements" on page 22.

As in 2006, each of the components are independent of the others, but the weighting of the components as they relate to potential bonus payouts are set forth in the following table:

Component	Weighting of component as a % of bonus payment
Revenue	33.3%
Operating income	33.3%
Sales	33.3%

The committee weighted the components equally because the committee sought to retain the motivational benefits of growing the sales and customer base but also determined that the executive officers should be equally motivated to manage the business in such a way to achieve high operating income. Sales has a higher maximum target range than revenue and operating income because the committee believed that emphasizing sales growth remains important to build long-term growth in our business.

As in 2006, the committee set the amount of each bonus payment as a percentage of the base salary of each executive officer as set forth in the following table:

Executive Officer	At Target Threshold	At Target	At Target Maximum
Albert E. Winemiller	50%	100%	200%
Charles H. Murphy	40%	80%	117%
Ronald F. Woestemeyer	22.5%	45%	66%

The committee increased these percentages in 2007 based on its analysis and observations of competitive market pay levels for the respective officers and in consideration of the total compensation of each executive officer.

As described above in "—2007 incentive equity plan", on April 2, 2007, our board approved stock options to Mr. Winemiller and Mr. Murphy to purchase 150,000 shares of our common stock each at $6.00 per share. These options provide that if a change in control occurs, if the officer is terminated without "cause" or if he resigns for "good reason," the vesting of these options would accelerate in full. The board also amended Mr. Winemiller's and Mr. Murphy's employment agreements to provide for 18 months of severance and 18 months of health benefits if such officer is terminated without "cause" or if such officer resigns for "good reason" within six months prior to or at anytime after a change in control of the Company as described above in "—Severance and termination provisions."

Tax considerations

After the closing of this offering, we will be subject to Internal Revenue Code Section 162(m), which limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person per year, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of "performance-based" compensation approved by our stockholders. In addition to salary and bonus compensation that is not "performance-based," the exercise of stock options may cause an officer's total compensation to exceed $1,000,000. However, compensation from options that meet certain requirements will be exempt from the $1,000,000 cap on deductibility. In the past, annual cash compensation to our executive officers has not exceeded $1,000,000 per person. Although we do not currently anticipate such compensation to exceed the $1,000,000 limit, our officer compensation could in the future exceed this limit, and we may not be able to deduct the compensation amount in excess of $1,000,000. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance.

Summary compensation table for 2006

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)

Albert E. Winemiller President and Chief Executive Officer	2006	275,000	291,060	8,250	574,310
Charles H. Murphy Executive Vice President and Chief Financial Officer	2006	245,000	194,481	7,350	446,831
Ronald F. Woestemeyer Executive Vice President	2006	233,750	61,850	7,013	302,613

(1)
Payment for 2006 performance made in March 2007 under the cash incentive bonus plan. No bonus was earned or paid in 2006 to a named executive officer except as part of our cash incentive bonus plan.

(2)
Represents matching contributions for each individual's 401(k) plan contributions.

Mr. Winemiller's compensation package consists of a larger salary, cash incentive bonus participation and stock options than our other executive officers as a result of, and, we believe, commensurate with, his duties as our president and chief executive officer. We also believe that Mr. Murphy's and Mr. Woestemeyer's compensation packages are each appropriate and reflective of their duties and responsibilities that their titles convey.

The salary and bonus of our executive officers constituted most of their compensation for 2006. The reason for this weighted composition was the decision by our compensation committee not to grant any stock options in 2006 after the committee's review of the executives' stock options, the vesting remaining on those options, the amount of our stock that they held and the value of their equity in us. We have also entered into employment agreements with each of our executive officers. See "Compensation discussion and analysis for named executive officers" for a description of these agreements.

Grants of plan-based awards for 2006

		Estimated future payouts under non-equity incentive plan awards(1)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)

Albert E. Winemiller	3/8/06	82,500	165,000	330,000
Charles H. Murphy	3/8/06	55,125	110,250	220,500
Ronald F. Woestemeyer	3/8/06	17,531	35,063	70,125

(1)
The cash incentive bonus plan for 2006 was based on us achieving a minimum of 90% of our targets for revenue, operating income and backlog and a maximum at 120% of those targets. Equal weight is given to the revenue and backlog measures (40% of the bonus amount) and the remaining 20% of the bonus is dependent upon the operating income goal.

Options exercised and stock vested for 2006

Option awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)

Albert E. Winemiller	—	—
Charles H. Murphy(1)	100,000	$271,000
Ronald F. Woestemeyer	—	—

(1)
In September 2005, Mr. Murphy was granted an immediately exercisable stock option for 100,000 shares. Mr. Murphy exercised this stock option on May 1, 2006 for 33,333 shares and on August 11, 2006 for 66,667 shares at an exercise price of $0.43 per share, which is reflected in this table. Of these shares, 50,000 shares of this option grant were vested at December 31, 2006. We would have had the right on December 31, 2006 to repurchase 50,000 shares if Mr. Murphy had been terminated for cause or resigned without good reason on December 31, 2006. Mr. Murphy vests in these shares, and our right of repurchase lapses, at a rate of 2,083 shares per month until December 31, 2008 when these shares vest in full.

We had no outstanding stock options held by executive officers at December 31, 2006. Mr. Murphy exercised his outstanding stock options in 2006 as set forth in footnote (1) to the above table. All of Mr. Winemiller's stock options granted prior to 2006 were fully vested and exercised prior to 2006. We have not granted Mr. Woestemeyer any stock options because of his equity position in us.

Potential payments upon termination or change in control

Under the employment agreements with Mr. Murphy, Mr. Winemiller and Mr. Woestemeyer, discussed under "Compensation discussion and analysis of executive officers" above, our executive officers are entitled to certain payments if they are terminated.

Under these agreements for Mr. Murphy and Mr. Winemiller, as amended in April 2007, if either of them is terminated without "cause," or if any one of them resign for good reason, such executive one will be entitled to receive:

•
12 months of severance (or 18 months if within six months prior or anytime after a change in control);

•
up to 12 months of health benefits (or 18 months if within six months prior or anytime after a change in control);

•
12 months of acceleration of the vesting of their stock option awards and equity awards granted prior to April 2, 2007; and

•
full acceleration on the vesting of any stock option award or equity award granted on or after April 2, 2007.

Under Mr. Woestemeyer's employment agreement, he is entitled to up to 12 months of severance if we terminate his employment without "cause" or do not renew without notice his employment agreement. If Mr. Winemiller and Mr. Murphy had been terminated without cause, resigned for good reason, other than in connection with a change of control, or their employment agreements were not renewed, and Mr. Woestemeyer had been terminated without cause, in each case, on December 31, 2006, they would have been entitled to the following:

Executive officer	Severance	Health benefits	SFAS 123R Fair value of vesting acceleration(1)	Total

Albert E. Winemiller	$275,000	$10,058	$463,500	$748,558
Charles H. Murphy(2)	245,000	10,479	531,250	786,729
Ronald F. Woestemeyer	275,000	—	—	275,000

(1)
Includes the value of the full acceleration of the vesting on stock options to acquire 150,000 shares of our common stock granted to each of Mr. Winemiller and Mr. Murphy on April 2, 2007.

(2)
Includes the value of the acceleration of vesting of 25,000 shares of our common stock, which would have otherwise been subject to our repurchase right.

If Mr. Winemiller and Mr. Murphy had been terminated on December 31, 2006 within six months of a change in control transaction or after a change in control transaction, they would have been entitled to the following:

Executive officer	Severance	Health benefits	SFAS 123R Fair value of vesting acceleration(1)	Total

Albert E. Winemiller	$412,500	$15,087	$463,500	$891,087
Charles H. Murphy(2)	367,500	15,719	599,000	982,219

(1)
Includes the value of the full acceleration of the vesting on stock options to acquire 150,000 shares of our common stock granted to each of Mr. Winemiller and Mr. Murphy on April 2, 2007.

(2)
Includes the value of the acceleration of vesting of 50,000 shares of our common stock, which would have otherwise been subject to our repurchase right.

Certain relationships and related party transactions

Since March 2004, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the "Management" section of this prospectus, and the transactions described below.

Relationship with management, founders and investors

Ownership.    Albert E. Winemiller, our chief executive officer, president and director, and Ronald F. Woestemeyer, our executive vice president, director and one of our founders, each hold more than 5% of our common stock prior to this offering. Mariette Woestemeyer, who is married to Mr. Woestemeyer, serves on our board of directors along with her husband. In addition, the funds affiliated with TA Associates and JMI Equity are considered holders of more than 5% of our common stock. Both Kurt Jaggers, who is a general partner of TA Associates, and Harry Gruner, who is a general partner at JMI Equity, also serve on our board of directors.

After completion of this offering, Messrs. Winemiller and Woestemeyer, TA Associates and its affiliates, and JMI Equity and its affiliates will beneficially own approximately 8%, 22%, 25%, and 8%, respectively, of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option.

Board of directors.    Mr. Jaggers, a general partner of TA Associates, Mr. Gruner, a general partner at JMI Equity, and Mrs. Woestemeyer are three of our directors and each serves on our audit, compensation and nominating and governance committees. Mr. Woestemeyer and Mr. Winemiller also serve as directors on our board.

Registration rights.    TA Associates, JMI Equity and Mr. and Mrs. Woestemeyer have piggyback registration rights with respect to shares of common stock that they hold. In addition, TA Associates and JMI Equity have demand and other registration rights for their shares of our common stock under the Stock Purchase and Stockholders Agreement described further below. For a description of these registration rights, see "Description of capital stock."

Stock Purchase and Stockholders Agreement.    In June 1998, we entered into a Stock Purchase and Stockholders Agreement with TA Associates, JMI Equity and other individuals to whom we issued our convertible preferred stock. This agreement provides the investors registration rights and other rights relating to their investment in us.

Redemption of preferred stock.    On August 15, 2005, TA Associates and JMI Equity converted the outstanding shares of our convertible preferred stock into 9,750,000 shares of our common stock and 3,921,312 shares of our redeemable preferred stock. In 2006, TA Associates and JMI Equity as holders of approximately 75% and 24%, respectively, of our redeemable preferred stock, elected to have us redeem 1,294,030, or 33%, of the outstanding redeemable preferred stock in accordance with the rights of the redeemable preferred stock. We redeemed those shares for $8.4 million. In March 2007, we redeemed all 2,627,282 shares of our remaining redeemable preferred stock for a total redemption price of $17.4 million, including $5.6 million in accrued and unpaid dividends on our redeemable preferred stock, in accordance with a redemption agreement between us and the holders of our redeemable preferred stock. In connection with the redemption in 2006, TA

Associates and JMI Equity received $6.4 million and $2.0 million, respectively. In connection with the redemption in 2007, TA Associates and JMI Equity received $13.0 million and $4.0 million, respectively. See "Dividend Policy."

Dividend.    On March 30, 2007, we declared and paid a one-time cash dividend of $2.00 per share on our common stock. As a result of such dividend, Messrs. Winemiller, Murphy and Woestemeyer (their relatives and trusts for the benefit of their relatives) and entities associated with TA Associates and JMI Equity received a total of $3.9 million, $1.2 million, $12.3 million, $14.7 million and $4.6 million, respectively. See "Dividend policy."

Warrants.    Mr. and Mrs. Woestemeyer each hold a warrant to purchase 100,000 shares of our common stock at a price of $2.05 per share. In connection with this offering, these warrants will become fully exercisable beginning on the date of the closing of this offering and will remain exercisable through January 20, 2010. See "Description of capital stock."

Indemnification agreements.    We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us, among other things, to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Stock options granted to directors and executive officers.    For more information regarding the grant of stock options to our directors and executive officers, please see "Management—Director compensation" and "Executive compensation."

Employment arrangements.    We have entered into an employment agreement with each of Mr. Winemiller, Mr. Murphy and Mr. Woestemeyer, our executive officers, which address, among other things, the terms of their employment. See "Compensation discussion and analysis for named executive."

Procedures for related party transactions

Under our code of business conduct and ethics, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee must then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter may be found at our website http://www.prospricing.com.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of June 15, 2007 by:

•
each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•
each of our current directors;

•
each of our current executive officers;

•
all of our current executive officers and directors as a group; and

•
each selling stockholder.

The percentage of beneficial ownership for the following table is based on 20,669,134 shares of our common stock as of June 15, 2007. The percentage of beneficial ownership after the offering is based on 25,787,884 shares of our common stock outstanding after this offering, assuming no exercise of the underwriters' over-allotment option.

Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days of June 15, 2007 through the exercise of any option or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules and regulations of the SEC, that only the person or entity whose ownership is being reported has exercised options or warrants into shares of our common stock.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o PROS Holdings, Inc., 3100 Main Street, Suite 900, Houston, Texas 77002.

	Shares beneficially owned prior to offering			Shares beneficially owned after offering
			Shares being offered hereby
Name of beneficial owner	Number	Percent		Number	Percent

Executive officers and directors
Albert E. Winemiller(1)	2,100,000	10.2%	—	2,100,000	8.1%
Charles H. Murphy(2)	735,000	3.6	—	735,000	2.8%
Ronald F. Woestemeyer(3)	6,349,720	30.4	658,861	5,690,859	21.9%
Harry S. Gruner(4)	2,321,280	11.2	248,694	2,072,586	8.0%
Kurt R. Jaggers(5)	7,350,720	35.6	787,530	6,563,190	25.5%
Mariette M. Woestemeyer(6)	6,349,720	30.4	658,861	5,690,859	21.9%
All executive officers and directors as a group (6 persons)(9)	18,856,720	89.1	1,695,085	17,161,635	65.3%
Other selling stockholders
Entities affiliated with TA Associates(7)	7,350,720	35.6	787,530	6,563,190	25.5%
JMI Equity Fund III, L.P.(8)	2,321,280	11.2	248,694	2,072,586	8.0%
William H. Wolf	37,899	*	4,060	33,839	*
Glenys A. Wolf	39,002	*	4,179	34,823	*
William H. Wolf, Jr.	7,800	*	836	6,964	*
Ian R. Wolf	3,899	*	418	3,481	*
William H. Wolf, Jr. Custodian for Elliot Gavin Wolf	7,800	*	836	6,964	*
William H. Wolf, Jr. Custodian for Austin Everett Wolf	7,800	*	836	6,964	*

*
Represents less than one percent.

(1)
Consists of (a) 400,000 shares held of record by Albert E. Winemiller Limited Partnership; (b) 1,500,000 shares held of record by Albert E. Winemiller Jr. 2006 Irrevocable Trust; (c) 25,000 shares held of record by Debra Ann Winemiller; (d) 25,000 held of record by Debra Ann Winemiller Revocable Family Trust; and (e) stock options to acquire 150,000 shares of our common stock, which were granted to Mr. Winemiller on April 2, 2007, which are immediately exercisable and which vest as to 25% on April 2, 2008 and the remainder monthly thereafter based on continued employment through April 2, 2011. Mr. Winemiller disclaims beneficial ownership of the shares held of record by Albert E. Winemiller Limited Partnership, Albert E. Winemiller Jr. 2006 Irrevocable Trust, Debra Ann Winemiller and Debra Ann Winemiller Revocable Family Trust, except to the extent of his pecuniary interest therein.

(2)
Consists of (a) 423,000 shares held of record by Charles H. Murphy; 43,751 of which are subject to a repurchase option we hold as of March 31, 2007; (b) 50,000 shares held of record by Emily L. Murphy; (c) 40,000 shares held of record by Bryan M. Murphy; (d) 40,000 shares held of record by Jessica K. Murphy; (e) 8,000 shares held of record by Mary Ann Burek; (f) 8,000 shares held of record by Steven McDonald; (g) 8,000 shares held of record by Dorothy Ann McDonough; (h) 8,000 shares held of record by John F. Murphy and (i) stock options to acquire 150,000 shares of our common stock, which were granted on April 2, 2007, which are immediately exercisable and which vest as to 25% on April 2, 2008 and the remaining monthly thereafter based on continued employment through April 2, 2011. Excludes 1,500,000 shares held of record by Albert E. Winemiller Jr. 2006 Irrevocable Trust, of which Mr. Murphy serves as the trustee and has sole voting and investment power. Mr. Murphy disclaims beneficial ownership of the shares held of record by Albert E. Winemiller Jr. 2006 Irrevocable Trust, Bryan M. Murphy, Jessica K. Murphy, Mary Ann Burek, Steven McDonald, Dorothy Ann McDonough and John F. Murphy.

(3)
Consists of (a) 2,649,720 shares held of record by Ronald F. Woestemeyer and Mariette Woestemeyer; (b) 1,500,000 shares held of record by Ronald F. Woestemeyer, as Trustee of the Ronald F. Woestemeyer 2007 Annuity Trust; (c) 1,000,000 shares held of record by Mariette M. Woestemeyer, as Trustee of the Mariette M. Woestemeyer 2007 Annuity Trust; (d) 1,000,000 shares held of record by Joetta W. Moulden, Trustee of the Woestemeyer 1999 Gift Trust; (e) 100,000 shares subject to a warrant held of record by Ronald F. Woestemeyer, which is exercisable upon the closing of this offering; and (f) 100,000 shares subject to warrant held of record by Mariette M. Woestemeyer, which is exercisable upon the closing of this offering. Mr. Woestemeyer disclaims beneficial ownership of the shares held of record by Joetta W. Moulden, Trustee of the Woestemeyer 1999 Gift Trust, Mariette M. Woestemeyer, as Trustee of the Mariette M. Woestemeyer 2007 Annuity Trust and shares subject to the warrant held of record by Mariette M. Woestemeyer.

(4)
Mr. Gruner is a managing member of the general partner of JMI Equity Fund, III, L.P. which holds 2,321,280 shares of our common stock as disclosed in footnote 8 of this table. Mr. Gruner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5)
Mr. Jaggers is the managing director and a limited partner in the TA Associates funds that hold an aggregate of 7,350,720 of our shares of common stock, as disclosed in footnote 7 of this table. Mr. Jaggers disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein and 25,908 shares.

(6)
Consists of (a) 2,649,720 shares held of record by Ronald F. Woestemeyer and Mariette Woestemeyer; (b) 1,500,000 shares held of record by Ronald F. Woestemeyer, as Trustee of the Ronald F. Woestemeyer 2007 Annuity Trust; (c) 1,000,000 shares held of record by Mariette M. Woestemeyer, as Trustee of the Mariette M. Woestemeyer 2007 Annuity Trust; (d) 1,000,000 shares held of record by Joetta W. Moulden, Trustee of the Woestemeyer 1999 Gift Trust; (e) 100,000 shares subject to a warrant held of record by Ronald F. Woestemeyer, which is exercisable upon the closing of this offering; and (f) 100,000 shares subject to warrant held of record by Mariette M. Woestemeyer, which is exercisable upon the closing of this offering. Mrs. Woestemeyer disclaims beneficial ownership of the shares held of record by Joetta W. Moulden, Trustee of the Woestemeyer 1999 Gift Trust, Ronald F. Woestemeyer, as Trustee of the Ronald F. Woestemeyer 2007 Annuity Trust and shares subject to the warrant held of record by Ronald F. Woestemeyer.

(7)
Consists of (a) 5,995,309 held of record by TA/Advent VIII, L.P.; (b) 1,125,248 held of record by Advent Atlantic and Pacific III, L.P.; (c) 110,259 held of record by TA Executives Fund LLC; and (d) 119,904 held of record by TA Investors LLC (such entities, collectively, the "TA Funds"). Investment and voting control of each of the TA Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a three-person investment committee consisting of the following employees of TA Associates, Inc.: Kevin Landry, Jacqui Morby and Kurt Jaggers. Mr. Jaggers is a Managing Director of TA Associates, Inc. TA Associates, Inc. is the general partner of TA Associates AAP III Partners, which is the general partner of our stockholder, Advent Atlantic and Pacific III, L.P. TA Associates, Inc. is also the manager of TA Associates VIII LLC, which is the general partner of our stockholders, TA/Advent VIII L.P. TA Associates, Inc. is the manager of our stockholders, TA Executives Fund LLC and TA Investors LLC. Mr. Jaggers disclaims beneficial ownership held by the TA Funds. The address for each of the TA Funds is John Hancock Tower, 56th floor, 200 Clarendon Street, Boston, MA 02116.

(8)
Consists of 2,321,280 shares held of record by JMI Equity Fund III, L.P. Investment and voting control of JMI Equity Fund III, L.P. is held by JMI Associates III, LLC, its general partner. Mr. Gruner, Charles E. Noell III and Paul V. Barber are managing members of JMI Associates III, LLC and may be deemed the beneficial owners of any shares beneficially owned by JMI Associates III, LLC. Mr. Gruner disclaims beneficial ownership held by JMI Equity Fund III, L.P. except to the extent of his pecuniary interest therein. The address for JMI Equity Fund III, L.P. is 2 Hamill Road, Suite 272, Baltimore, Maryland 21210.

(9)
Consists of (a) 18,556,720 shares held of record by our current directors and executive officers, 43,751 of which are subject to repurchase rights we hold as of March 31, 2007.

Description of capital stock

General

Following the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of June 15, 2007, we had outstanding 20,669,134 shares of our common stock. As of June 15, 2007, we had 153 common stockholders of record.

Common stock

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to received dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote.

No preemptive, conversion or redemption rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each wholly unissued series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Common stock warrants

We have outstanding warrants to purchase 200,000 shares of our common stock at an exercise price of $2.05 per share. These warrants may be exercised without cash pursuant to a net exercise provision which allows the holders of the warrants to exercise their respective warrant for 100,000 shares less the number of shares that have a market value, on the date of exercise, equal to the aggregate cash exercise price of such warrant. These warrants are exercisable beginning upon the closing of our initial public offering and ending on January 20, 2010, which is the date on which the warrants expire.

Registration rights

According to the terms of our Stock Purchase and Stockholders Agreement, TA Associates, JMI Equity and certain other stockholders are entitled to demand, piggyback and Form S-3 registration rights. These rights expire on the earlier of five years after the completion of this offering and the time when such holders can sell all of the shares of our common stock that they hold in compliance with securities laws without the use of a registration statement.

We have entered into registration rights agreements with Mr. and Mrs. Woestemeyer and two of our former officers which provide for piggyback registration rights for the shares held by these individuals other than in connection with our initial public offering. These piggyback registration rights expire when the holders cease to hold a minimum number of shares of our common stock or at the time when such holders can sell all of the shares of our common stock that they hold in compliance with securities laws without the use of a registration statement. Mr. and Mrs. Woestemeyer are not subject to the minimum holding requirement.

Demand registration rights

At any time following 12 months after the date of this prospectus, our stockholders with demand registration rights under our Stock Purchase and Stockholders Agreement have the right to require that we register all or a portion of their shares of common stock. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights, except that we are not required to pay for expenses incurred if the holders of these rights subsequently withdraw their request for registration.

Piggyback registration rights

If we register any securities for public sale, our stockholders with piggyback registration rights under our registration rights agreements and our Stock Purchase and Stockholders Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights. TA Associates and JMI Equity, which together hold 99% of those shares with such piggyback registration rights for this offering, have waived their right to exercise their piggy-back registration rights with respect to this offering.

Form S-3 registration rights

Our stockholders who are party to our Stock Purchase and Stockholders Agreement can request that we register such holders' shares of common stock on Form S-3 if we are eligible to file a registration statement on that form. We must pay all expenses, except for underwriters' discounts and commissions, for all registrations on Form S-3.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws, which will be effective upon the closing of this offering, described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•
the transaction is approved by the board before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of incorporation and bylaws

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for:

•
the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•
a prohibition on actions by written consent of our stockholders;

•
the elimination of the right of stockholders to call a special meeting of stockholders;

•
a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of business to be considered at any meeting of stockholders;

•
a requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation; and

•
the ability of our board of directors to issue preferred stock without stockholder approval.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Shareholder Services, Inc. and its address is P.O. Box 43078, Providence, RI 02940-3078.

Listing

We have applied for listing of our common stock on the New York Stock Exchange under the trading symbol "PRO."

Material U.S. federal tax consequences to non-U.S. holders

The following is a summary of material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

•
an individual citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•
an estate whose income is subject to United States federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

An individual may, in certain cases, be treated, for the taxable year of a disposition, as a resident of the United States, rather than as a nonresident, among other ways, by virtue of being present in the United States on at least 31 days in that taxable year and for an aggregate of at least 183 days during the three-year period ending in that taxable year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to United States federal income tax as if they were United States citizens. Such individuals are urged to consult their own tax advisors regarding the United States federal income tax consequences of the sale, exchange or other disposition of our common stock.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-United States holders will acquire our common stock pursuant to this offering and will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not consider the tax consequences for partnerships, entities classified as a partnership for United States federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for United States federal income tax purposes. This discussion does not address any United States federal gift tax consequences, or state or local or non-United States tax consequences. Furthermore, the following discussion is based on current provisions of the

Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

Dividends

We do not plan to pay any dividends on our common stock for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

The gross amount of any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive a reduced treaty rate, prior to the payment of a dividend a non-United States holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder's permanent establishment in the United States if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-United States holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (or dividends attributable to a corporate non-United States holder's permanent establishment in the United States if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).

A non-United States holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on gain realized on the sale or other disposition of our common stock unless:

•
the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if an income tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

•
the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and we are not likely to become, a "United States real property holding corporation" for United States federal income tax purposes.

If we were to become a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-United States holder would be subject to United States federal income tax on any gain from the sale, exchange or other disposition of shares of our common stock, by reason of such United States real property holding corporation status, only if such non-United States holder actually or constructively owned, more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. Any such non-United States holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder's own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a United States real property holding company.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-United States holder's country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Federal estate tax

An individual non-United States holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax or other treaty provides otherwise.

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the United States federal income and estate tax laws to their particular situations and the consequences under United States federal gift tax laws, as well as foreign, state, and local laws and tax treaties.

Shares eligible for future sale

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of the sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding 25,787,884 shares of our common stock, assuming that there are no exercises of outstanding options after June 15, 2007. Of these shares, all of the 6,825,000 shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. Shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. After this offering, and assuming no exercise of the underwriters' over allotment option, 18,962,884 shares of our common stock held by existing stockholders will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of shares	Date of availability for sale

18,962,884	180 days after the date of this prospectus
164,856	180 days after the date of this prospectus, upon the exercise of vested options

Lock-up agreements

In connection with this offering, all of our officers, directors, employees and stockholders have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. For additional information, see "Underwriting."

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•
1% of the number of shares of common stock then outstanding, which will equal approximately 257,879 shares immediately after this offering; or

•
the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of our common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements, those shares may be sold immediately upon the completion of this offering.

Rule 701

Any employee, officer or director of, or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock plans

We plan on filing a registration statement on Form S-8 under the Securities Act covering 2,212,260 shares of our common stock issued upon exercise of outstanding options under our 1997 stock option plan, 1999 equity incentive plan and 2007 plan and shares of our common stock reserved for issuance under our 2007 plan. We expect to file this registration statement as soon as practicable after this offering. However, no resale of these registered shares shall occur until after the 180-day lock up period.

Registration rights

At any time after 12 months following this offering, certain holders of common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see "Description of capital stock—Registration rights."

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	2,559,375
Deutsche Bank Securities Inc.	2,559,375
Jefferies & Company, Inc.	853,125
Thomas Weisel Partners LLC	853,125

Total	6,825,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.462 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.100 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to 1,023,750 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $0.770 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Paid by the Company		Paid by the Selling Stockholders
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise

Per Share	$0.77	$0.77	$0.77	$0.77
Total	$3,941,438	$3,941,438	$1,313,813	$2,102,100

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.0 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on New York Stock Exchange under the symbol "PRO."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Legal matters

DLA Piper US LLP, Austin, Texas, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

Experts

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

PROS Holdings, Inc.

Index to consolidated financial statements

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
PROS Holdings, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of PROS Holdings, Inc., and its subsidiaries, at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
January 26, 2007, except for Note 3, as to which the date is April 3, 2007

PROS Holdings, Inc.

Consolidated balance sheets

	December 31
			March 31 2007
	2005	2006

			(unaudited)
Assets
Current assets
Cash and cash equivalents	$38,489,803	$42,540,180	$5,568,985
Accounts and unbilled receivables, net of allowance of $1,020,000, $1,190,000 and $1,200,000, respectively	7,429,022	13,788,989	12,139,158
Prepaid expenses and other	1,349,355	2,199,997	2,900,714

Total current assets	47,268,180	58,529,166	20,608,857
Property and equipment, net	2,553,309	2,372,872	2,507,431
Other assets	468,154	2,144,371	2,585,280

Total assets	$50,289,643	$63,046,409	$25,701,568

Liabilities and stockholders' equity
Current liabilities
Current portion of long-term debt	—	—	200,000
Accounts payable	$1,633,321	$584,372	1,338,369
Accrued liabilities	2,833,776	3,965,817	4,102,110
Accrued contract labor	746,900	1,405,287	1,047,934
Accrued payroll	1,800,812	2,918,979	814,342
Deferred revenue	13,174,190	22,079,937	22,447,173

Total current liabilities	20,188,999	30,954,392	29,949,928
Long-term debt	—	—	19,800,000
Long-term deferred revenue	787,500	4,131,757	3,625,850
Commitments and contingencies
Redeemable preferred stock, $0.001 par value, 3,921,312 shares authorized, 3,921,312, 2,627,282 and 0 shares outstanding, respectively	25,268,841	17,283,168	—
Stockholders' equity
Common stock, $0.001 par value; 28,000,000 shares authorized, 23,431,174, 23,580,729 and 24,511,187 shares issued, 19,584,134, 19,733,689 and 20,664,147 shares outstanding, respectively	23,431	23,581	24,511
Additional paid-in capital	7,745,357	7,812,536	—
Common stock warrants	226,000	226,000	226,000
Treasury stock, 3,847,040 common shares at cost	(8,937,500)	(8,937,500)	(8,937,500)
Retained earnings (deficit)	4,987,015	11,552,475	(18,987,221)

Total stockholders' equity (deficit)	4,044,303	10,677,092	(27,674,210)

Total liabilities and stockholders' equity (deficit)	$50,289,643	$63,046,409	$25,701,568

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.

Consolidated statements of income

	Year ended December 31			Three months ended March 31
	2004	2005	2006	2006	2007

Revenue
License and implementation	$20,015,056	$20,189,874	$29,604,257	$5,706,775	$9,023,495
Maintenance and support	12,430,746	14,939,887	16,423,252	3,910,920	4,428,828

Total revenue	32,445,802	35,129,761	46,027,509	9,617,695	13,452,323
Cost of Revenue
License and implementation	10,638,232	10,070,868	12,079,683	2,405,324	3,188,548
Maintenance and support	2,750,280	3,310,048	3,525,721	866,227	989,389

Total cost of revenue	13,388,512	13,380,916	15,605,404	3,271,551	4,177,937

Gross profit	19,057,290	21,748,845	30,422,105	6,346,144	9,274,386
Operating expenses
Selling, general and administrative	8,968,822	12,010,371	13,260,623	3,362,649	3,147,751
Research and development	6,262,014	6,399,159	10,332,301	2,146,802	3,741,338

Income from operations	3,826,454	3,339,315	6,829,181	836,693	2,385,297
Other income (expense)
Interest income	370,977	1,074,753	1,920,576	430,171	532,721
Interest expense	(5,328)	—	—	—	(16,713)

Income before income taxes	4,192,103	4,414,068	8,749,757	1,266,864	2,901,305
Income tax provision	536,184	974,541	1,724,498	249,687	606,488

Net income	3,655,919	3,439,527	7,025,259	1,017,177	2,294,817

Accretion of preferred stock	(1,256,011)	(852,420)	(459,799)	(131,250)	(81,915)

Net earnings attributable to common stockholders	$2,399,908	$2,587,107	$6,565,460	$885,927	$2,212,902

Net earnings attributable to common stockholders per share:
Basic	$0.24	$0.19	$0.33	$0.05	$0.11
Diluted	$0.19	$0.16	$0.32	$0.04	$0.11

Weighted average number of shares
Basic	9,822,094	13,891,415	19,649,372	19,584,439	19,764,672
Diluted	19,617,672	20,012,010	20,604,202	20,462,226	20,224,340
Pro forma net earnings attributable to common stockholders per share (unaudited)
Basic			$0.29		$0.10
Diluted			$0.28		$0.10

Weighted average number of shares used in computation
Basic			22,809,630		22,804,296
Diluted			23,764,460		23,263,964

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.
Consolidated statements of redeemable preferred stock and stockholders' equity (deficit)
Years ended December 31, 2004, 2005 and 2006 and three months ended March 31, 2007 (unaudited)

	Preferred Stock
	Series A Convertible Redeemable		Redeemable		Common stock					Treasury stock
							Additional paid-in capital	Common stock warrants					Total stockholders' equity (deficit)
									Deferred compensation			Retained earnings
	Shares	Amount	Shares	Amount	Shares	Amount				Shares	Amount

Balances at December 31, 2003	3,921,312	$30,656,489	—	$—	9,820,761	$13,668	$237,389	$226,000	$(2,129)	3,847,040	$(8,937,500)	$—	$(8,462,572)
Exercise of stock options	—	—	—	—	2,000	2	4,498	—	—	—	—	—	4,500
Accretion of Series A convertible redeemable preferred stock	—	1,256,011	—	—	—	—	—	—	—	—	—	(1,256,011)	(1,256,011)
Compensation expense related to options	—	—	—	—	—	—	—	—	2,129	—	—	—	2,129
Net income	—	—	—	—	—	—	—	—	—	—	—	3,655,919	3,655,919

Balances at December 31, 2004	3,921,312	31,912,500	—	—	9,822,761	13,670	241,887	226,000		3,847,040	(8,937,500)	2,399,908	(6,056,035)
Exercise of stock options	—	—	—	—	11,373	11	17,141	—	—	—	—	—	17,152
Accretion of Series A convertible redeemable preferred stock	—	654,839	—	—	—	—	—	—	—	—	—	(654,839)	(654,839)
Conversion of Series A convertible redeemable preferred stock	(3,921,312)	(32,567,339)	3,921,312	25,071,260	9,750,000	9,750	7,486,329	—	—	—	—	—	7,496,079
Accretion of redeemable preferred stock	—	—	—	197,581	—	—	—	—	—	—	—	(197,581)	(197,581)
Net income	—	—	—	—	—	—	—	—	—	—	—	3,439,527	3,439,527

Balances at December 31, 2005	—	—	3,921,312	25,268,841	19,584,134	23,431	7,745,357	226,000	—	3,847,040	(8,937,500)	4,987,015	4,044,303
Exercise of stock options	—	—	—	—	149,555	150	67,179	—	—	—	—	—	67,329
Accretion of redeemable preferred stock	—	—	—	459,799	—	—	—	—	—	—	—	(459,799)	(459,799)
Redemption of redeemable preferred stock	—	—	(1,294,030)	(8,445,472)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	7,025,259	7,025,259

Balances at December 31, 2006	—	—	2,627,282	17,283,168	19,733,689	23,581	7,812,536	226,000	—	3,847,040	(8,937,500)	11,552,475	10,677,092
Exercise of stock options (unaudited)	—	—	—	—	930,458	930	659,148	—	—	—	—	—	660,078
Accretion of redeemable preferred stock (unaudited)	—	—	—	81,915	—	—	—	—	—	—	—	(81,915)	(81,915)
Redemption of redeemable preferred stock (unaudited)	—	—	(2,627,282)	(17,365,083)	—	—	—	—	—	—	—	—	—
Stock based compensation (unaudited)	—	—	—	—	—	—	104,012	—	—	—	—	—	104,012
Common stock dividend (unaudited)	—	—	—	—	—	—	(8,575,696)	—	—	—	—	(32,752,598)	(41,328,294)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	2,294,817	2,294,817

Balance at March 31, 2007 (unaudited)	—	—	—	—	20,664,147	$24,511	—	$226,000	—	3,847,040	$(8,937,500)	$(18,987,221)	$(27,674,210)

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.

Consolidated statements of cash flows

	Year ended December 31			Three months ended March 31
	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
Operating activities
Net income	$3,655,919	$3,439,527	$7,025,259	$1,017,177	$2,294,817
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,582,982	1,515,303	1,270,441	407,855	294,802
Deferred taxes, net	(211,953)	(98,269)	(1,161,450)	—	—
Noncash compensation	2,129	—	—	—	104,012
Maturities (purchases) of marketable securities classified as trading securities	(28,023,749)	28,023,749	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(5,961,301)	1,420,289	(5,273,768)	1,599,258	1,969,847
Unbilled receivables	812,397	(477,585)	(1,086,199)	(130,489)	(320,016)
Prepaid expenses and other	(721,392)	(335,705)	(1,365,409)	(99,077)	(223,482)
Accounts payable, accrued liabilities, accrued contract labor and accrued payroll	2,043,620	764,354	1,859,646	(2,797,392)	(1,571,700)
Deferred revenue	5,734,529	697,021	12,250,004	1,277,937	(138,671)

Net cash provided by (used in) operating activities	(21,086,819)	34,948,684	13,518,524	1,275,269	2,409,609
Investing activities
Purchases of property and equipment	(1,292,655)	(766,359)	(1,090,004)	(325,106)	(429,361)

Net cash used in investing activities	(1,292,655)	(766,359)	(1,090,004)	(325,106)	(429,361)
Financing activities
Proceeds from long-term debt	—	—	—	—	19,685,000
Dividend on common stock	—	—	—	—	(41,328,294)
Payments on obligations under capital lease	(180,966)	—	—	—	—
Redemption of redeemable preferred stock	—	—	(8,445,472)	—	(17,365,083)
Exercise of stock options	4,500	17,152	67,329	2,198	660,078
Offering costs	—	—	—	—	(501,126)
Deferred loan costs	—	—	—	—	(102,018)

Net cash provided by (used in) financing activities	(176,466)	17,152	(8,378,143)	2,198	(38,951,443)
Net increase (decrease) in cash and cash equivalents	(22,555,940)	34,199,477	4,050,377	952,361	(36,971,195)
Cash and cash equivalents
Beginning of year	26,846,266	4,290,326	38,489,803	38,489,803	42,540,180

End of year	$4,290,326	$38,489,803	$42,540,180	$39,442,164	$5,568,985

Supplemental disclosures of cash flow information:
Cash paid during period for:
Taxes	$791,000	$749,203	$1,825,500	$168,000	$1,200,000
Interest	5,328	—	—	—	—
Non-cash item:
Financed loan costs	—	—	—	—	315,000

The accompanying notes are an integral part of these consolidated financial statements.

PROS Holdings, Inc.
Notes to consolidated financial statements

1.     Organization and summary of significant accounting policies

Nature of operations

PROS Holdings, Inc., a Delaware corporation and subsidiaries (the "Company"), is a provider of pricing and revenue optimization software products, an emerging category of enterprise applications designed to allow companies to improve financial performance by enabling better pricing. Customers use the Company's software products to gain insight into their pricing strategies, identify detrimental pricing activities, optimize their pricing decision-making and improve their business processes and financial performance. The Company's software products incorporate advanced pricing science, which includes operations research, forecasting and statistics. These innovative science-based software products analyze, execute and optimize pricing strategies using data from traditional enterprise applications, often augmenting it with real-time and historical data. The Company also provides a range of services that include analyzing a company's current pricing processes and implementing the Company's software products to improve pricing performance. The Company provides its software products to enterprises across a range of industries, including manufacturing, distribution, services, hotel and cruise, and airline.

Principles of consolidation

The consolidated financial statements include the accounts of PROS Holdings, Inc., and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements presented reflect entries necessary for the fair presentation of the consolidated statement of income for the three months ended March 31, 2006 and 2007, consolidated balance sheet as of March 31, 2007 and consolidated statements of cash flows for the three months ended March 31, 2006 and 2007. All entries required for the fair presentation of the financial statements are of a normal recurring nature. The results of operations for the three months ended March 31, 2006 and 2007 are not necessarily indicative of the results expected for the full fiscal year or for any other fiscal period.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants (using the treasury-stock method) and potential common shares from convertible securities (using the if-converted method).

Unaudited pro forma net earnings attributable to common stockholders per share

We paid a common stock dividend of $2.00 per share totaling $41.3 million (note 6). Because the dividend exceeds net income available to common stockholders, 3,160,258 and 3,039,624 shares were added for the year ended December 31, 2006 and the three months ended March 31, 2007 to the outstanding shares to compute the unaudited pro forma basic and diluted earnings per share of common stock, which is equal to the number of shares that, when multiplied by the expected offering price, would be sufficient to replace the capital being withdrawn in excess of earnings for the preceding twelve months.

Use of estimates

The Company's management makes estimates and assumptions in the preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the percentage-of-completion method of revenue recognition affect the amounts of revenue, expenses, unbilled receivables and deferred revenue. Numerous internal and external factors can affect estimates. Estimates are also used for, but not limited to, receivables, allowance for doubtful accounts, useful lives of assets, depreciation, income taxes and deferred tax asset valuation, valuation of stock options and accrued liabilities.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash equivalents, marketable securities, receivables and accounts payable approximates their fair values at December 31, 2005 and 2006.

Cash and cash equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company has a cash management program that provides for the investment of excess cash balances, primarily in short-term money market instruments.

Marketable securities

Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each subsequent balance sheet date. Securities for which the Company has the ability and intent to hold to maturity are classified as "held to maturity." Securities classified as "trading securities" are recorded at fair value. Gains and losses on trading securities, realized and unrealized, are included in earnings and are calculated using the specific identification method. Any other securities are classified as "available for sale." There were no marketable securities as of December 31, 2005 and 2006.

Prepaid expenses and other assets

Prepaid expenses and other assets consist primarily of short-term deferred tax assets, deferred project costs and prepaid third-party license fees.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Maintenance, repairs and minor replacements are charged to expense as incurred. Significant renewals and betterments are capitalized. The Company computes depreciation and amortization using the straight-line method over the assets' estimated useful life. When property is retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in the consolidated statements of income.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds its expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment charges in any of the years ended December 31, 2004, 2005 and 2006.

Revenue recognition

The Company's revenue is recognized in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition and related interpretations. The Company generates revenue from the licensing of the right to use its software products directly to end-users, implementation, training services, sales of post-contract support and maintenance and support.

Revenue from software licenses and implementation services is recognized as the services are performed using the percentage-of-completion method in accordance with the provisions contained within SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Our software license arrangements typically include implementation services that are considered essential to the customers' usability of the licensed software products and therefore new software license revenue is generally recognized together with the implementation services based on the percentage-of-completion method. The percentage-of-completion computation is measured by the percentage of man-days incurred during the reporting period as compared to the estimated total man-days for each contract estimated necessary for implementation of the software products. If at the commencement of a contract, the contract fee is not fixed and determinable, revenue is deferred until the contract fee becomes fixed and determinable. If there is significant uncertainty about contract completion or receipt of payment, revenue is deferred until the uncertainty is sufficiently resolved. Under fixed-fee contracts, should a loss be anticipated on a contract, the full amount thereof is recorded when the loss is determined.

The Company also licenses software products for fixed terms. Fixed-term licenses include maintenance during the license period. Because products are not delivered at the inception of the term, revenue and costs for fixed-term licenses are deferred until the delivery of the product and then recognized ratably over the term of the license. Revenue from fixed term licenses, which is included in license and implementation revenue in the statement of income, represented approximately 2.2%, 6.2% and 7.2% of total revenue for the years ended December 31, 2004, 2005 and 2006, respectively.

Maintenance and support revenue includes post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. For arrangements containing both license and implementation and post-contract customer support, maintenance and support revenue is generally attributed to those contracts based on specific renewal pricing contained therein, which provides vendor-specific fair value of the maintenance and support services, and is recognized ratably over the period in which the services are provided.

Reimbursable travel and expense billings to customers are recognized as revenue as the expenses are incurred.

Software license and implementation services that have been performed, but for which the Company has not invoiced the customer, are recorded as unbilled receivables, and invoices that have been issued before the software license and implementation services have been performed are recorded as deferred revenue in the accompanying consolidated balance sheets. The Company generally invoices for maintenance and support services on a monthly or quarterly basis through the maintenance and support period.

Software development costs

Software development costs associated with new products and enhancements to existing software products are expensed as incurred until technological feasibility, in the form of a working model, has been established. To date, the time period between the establishment of technological feasibility and the completion of software development has been short, and no significant development costs have been incurred during this period. Accordingly, the Company has not capitalized any software development costs to date.

Stock options

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Account Standard 123(R), Share-Based Payment, or SFAS 123(R). Under this standard, the fair value of each employee stock option is estimated on the date of grant using an options pricing model. The Company adopted SFAS 123(R) effective January 1, 2006 using the prospective transition method. Under this transition method, no compensation expense is recorded for employee stock options issued prior to the adoption of SFAS 123(R).

The Company currently uses the Black-Scholes valuation model to estimate the fair value of its share-based payments. Share-based compensation expense recognized in the Company's financial statements starting on January 1, 2006 and thereafter is based on awards that are expected to vest. These amounts are reduced using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Prior to the adoption of SFAS 123(R), and as permitted by SFAS 123, Accounting for Stock-Based Compensation and SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure, the Company elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employee, or APB 25, in accounting for employee stock options and implemented the disclosure-only provisions of SFAS 123 and SFAS 148. Under APB 25, stock compensation expense was recorded when the exercise price of employee stock options was less than the fair value of the underlying stock on the date of grant.

The Company granted options to purchase 747,954, 442,500 and zero shares of the Company's common stock to employees during the years ended December 31, 2004, 2005 and 2006, respectively. The fair value of options granted during the years ended December 31, 2004 and 2005 was estimated using the minimum value method with the following assumptions: a risk-free interest rate of 4.35%; no expected dividend yield; and an expected life of five years. No volatility was used for the calculation of fair value of options pursuant to the minimum value method.

Upon exercise of stock options, shares of common stock will be issued from previously unissued shares but could be issued from treasury shares.

The following table presents the pro forma effect of net income and earnings per share as if we had applied the fair-value recognition to stock-based compensation prior to the adoption of SFAS No. 123(R):

	Year ended December 31
	2004	2005

Net earnings attributable to common stockholders	$2,399,908	$2,587,107
Less: Total stock-based employee compensation expense determined under the fair value method for all awards net of related tax effects	(82,515)	(28,076)

Pro forma net earnings attributable to common stock holders (basic)	2,317,393	2,559,031
Add: accretion of preferred stock	1,256,011	654,839

Pro forma net income (diluted)	$3,573,404	$3,213,870
Basic earnings per share:
As reported	$0.24	$0.19
Pro forma	$0.24	$0.18
Diluted earnings per share:
As reported	$0.19	$0.16
Pro forma	$0.18	$0.16

The Company accounts for equity instruments issued to non-employees in accordance with provisions of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18"). Under EITF 96-18, stock option awards issued to non-employees are accounted for at the fair value using the Black-Scholes option-pricing model and are recorded using the straight-line method over the vesting period, which approximates the service period. Historically, these stock options vested immediately upon grant and the Company therefore recorded compensation expense in the same period in which the options were granted.

For further discussion of the Company's stock-based employee compensation plan, see Note 5 to the consolidated financial statements.

March 2007 Stock Option Grant (Unaudited)

On March 26, 2007, the Company issued options to purchase 830,000 shares of common stock to employees and 30,000 options to purchase shares of common stock to several non-employees. In connection with the grant of these options, the Company will record stock-based compensation expense of approximately $4.2 million (unaudited), which is the estimated fair value of the options calculated using the Black-Scholes option pricing model. The Board of Directors determined the fair value of the underlying common stock on the date of grant based on, among other things, a contemporaneous valuation report as of February 28, 2007 of the Company's common stock prepared by Houlihan Smith & Company, Inc. The Company recorded compensation expense of $104,012 related to these stock options in the three months ended March 31, 2007. The remaining approximately $4.1 million in unrecognized compensation expense will be expensed over the remaining vesting period. Assumptions used to value the common stock are as follows (unaudited):

Dividend Yield:	0%
Volatility:	54.75%
Risk free interest rate:	4.48%
Weighted average expected life:	4.9 years
Forfeitures:	2.6%

Dividend Yield. The Company does not anticipate paying any dividends to its stockholders in the foreseeable future and, as such, has assumed a dividend yield of 0%.

Volatility. As a private company, the Company estimates volatility in accordance with Staff Accounting Bulletin No. 107, Share-Based Payment, using historical volatilities of similar public entities.

Risk Free Interest Rate. The Company assumed the risk free interest rate to be equal to observed interest rates appropriate for the weighted average expected life of the options.

Weighted Average Expected Life. The expected life of the options is a historical weighted average of the expected lives of similar securities of comparable public entities.

Forfeitures. The forfeiture rate on unvested stock option awards is based on historical experience since January 1, 2004.

Product warranties

The Company generally issues warranties for 90 days from the completion of implementation, depending on the contract, for software licenses and implementation services. In the Company's experience, warranty costs have been insignificant.

Income taxes

The Company uses the asset and liability method to account for income taxes, including recognition of deferred tax assets and liabilities for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in the valuation allowance from period to period are included in the Company's tax provision in the period of change.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statement and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. In light of the Company's offering of one solution suite, which is pricing and revenue optimization software, management has determined that the primary form of internal reporting is aligned with the offering of this suite. In addition, the company's assets are primarily located in its corporate office in the United States. Although the Company sells its pricing and revenue optimization software to customers in several industries and geographies, the company does not produce reports for, assess the performance of, or allocate resources to these industries or regions based upon any asset-based metrics, or based upon income or expenses operating income or net income. Therefore, the Company believes that it operates in one segment.

Reclassifications and Revisions

Certain reclassifications have been made to the consolidated balance sheet as of December 31, 2005 to conform with the 2006 presentation, which had no effect on total assets, total liabilities, stockholders' equity, net income or cash flows.

The Company revised its consolidated statements of income for each of the periods presented to separately disclose cost of sales related to each revenue line item. These amounts were previously reported on a combined basis.

Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. FIN 48 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the "more likely than not" recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning January 1, 2007. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, or SAB 108. SAB 108 provides guidance on the approach that companies must follow in quantifying misstatements of their financial statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements,which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for the Company fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of

SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the effect that SFAS No. 159 may have on its financial position, results of operations and cash flows.

2.     Accounts receivable and contracts in progress

Accounts receivable at December 31, 2005 and 2006, consist of the following:

	December 31
	2005	2006

Accounts receivable	$7,728,005	$13,171,773
Unbilled receivables	721,017	1,807,216

	8,449,022	14,978,989
Less: Allowance for doubtful accounts	(1,020,000)	(1,190,000)

Accounts receivable, net	$7,429,022	$13,788,989

The bad debt expense reflected in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2004, 2005 and 2006, totaled approximately $182,000, $0 and $27,000, respectively.

Activity related to contracts in progress at December 31, 2005 and 2006, is summarized as follows:

	Year ended December 31
	2005	2006

Costs & estimated earnings recognized to date	$26,791,096	$49,072,064
Progress billings to date	(40,031,769)	(73,476,542)

	$(13,240,673)	$(24,404,478)

The foregoing table reflects the aggregate invoiced amount of all contracts in progress as of the respective dates, including amounts that have already been collected.

These amounts are included in the accompanying consolidated balance sheets at December 31, 2005 and 2006, as follows:

	December 31
	2005	2006

Unbilled receivables	$721,017	$1,807,216
Deferred revenue	(13,961,690)	(26,211,694)

	$(13,240,673)	$(24,404,478)

During the years ended December 31, 2005 and 2006, the Company had approximately $1,139,000 and $1,780,000, respectively, in deferred maintenance and support revenue, which is reflected within the above table.

3.     Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31			Three months ended March 31
	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
Numerator:
Net earnings attributable to common stockholders (basic)	$2,399,908	$2,587,107	$6,565,460	$885,927	$2,212,902
Add: accretion of Series A convertible redeemable preferred stock	1,256,011	654,839	—	—	—

Net income (diluted)	$3,655,919	$3,241,946	$6,565,460	$885,927	$2,212,902
Denominator:
Weighted average shares (basic)	9,822,094	13,891,415	19,649,372	19,584,439	19,764,672
Dilutive effect of stock options and warrants	45,578	433,095	954,830	877,787	459,669
Dilutive effect of Series A convertible redeemable preferred stock	9,750,000	5,687,500	—	—	—

Weighted average shares with assumed conversion of Series A convertible redeemable preferred stock (diluted)	19,617,672	20,012,010	20,604,202	20,462,226	20,224,340
Basic earnings per share	$0.24	$0.19	$0.33	$0.05	$0.11
Diluted earnings per share	$0.19	$0.16	$0.32	$0.04	$0.11

The Company has excluded 1,179,194, 654,400, 108,150, 449,400 (unaudited) and 860,000 (unaudited) potential common shares from the computation of full year 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 dilutive earnings per share, respectively, because the effect would have been antidilutive.

4.     Property and equipment

Property and equipment as of December 31, 2005 and 2006, consist of the following:

		December 31
	Estimated useful life
		2005	2006

Furniture and fixtures	7-10 years	$2,002,102	$2,015,900
Computers and equipment	3-10 years	5,004,448	5,758,681
Software	2-5 years	1,333,134	1,235,617
Leasehold improvements	Shorter of lease term or useful life	847,052	855,359

Property and equipment, gross		9,186,736	9,865,557
Less: Accumulated depreciation and amortization		(6,633,427)	(7,492,685)

Property and equipment, net		$2,553,309	$2,372,872

Depreciation and leasehold amortization expense was $1,582,982, $1,515,303 and $1,270,441 for the years ended December 31, 2004, 2005 and 2006, respectively. During the years ended December 31, 2005 and 2006, the Company disposed of approximately $1,918,000 and $411,000, respectively, of fully depreciated assets. As of December 31, 2005 and 2006, the Company had approximately $2,473,000 and $4,815,000, respectively, of fully depreciated assets in use.

5.     Debt (unaudited)

On March 23, 2007, the Company entered into a $28.0 million credit facility with a commercial bank, consisting of a $20.0 million term loan and $8.0 million line of credit. Interest is payable at a Eurodollar rate plus 2.75% or a base rate plus 1.5%, at the Company's option (8.09% at March 31, 2007). The term loan requires repayment of principal of $50,000 plus interest every three months for five years, with all unpaid principal due on March 23, 2012. No amounts were drawn on the line of credit. The credit facility contains financial debt covenants requiring the Company to maintain, as defined in the agreement, a maximum consolidated leverage ratio, minimum consolidated fixed charge ratio, minimum consolidated earnings before interest, taxes, depreciation and amortization and maximum capital expenditure amounts. All obligations under the credit facility are guaranteed by the Company and the facility is collateralized by substantially all of the Company's assets. The Company's term loan becomes due and payable upon the closing of an initial public offering of the Company's common stock.

The following table summarizes the Company's debt maturities by year:

Through December 31	Debt Obligations

2007	$150,000
2008	200,000
2009	200,000
2010	200,000
2011	200,000
2012	19,050,000

$20,000,000

6.     Stockholders' equity

Preferred stock financing

On June 8, 1998 the Company entered into a stock purchase and stockholders agreement (the "Purchase Agreement") with certain investment partnerships and individuals. The Company sold 3,921,312 shares of its authorized Series A convertible redeemable preferred stock, par value $0.001 per share ("Series A Preferred Stock") for $25,000,000. The Company incurred approximately $1,500,000 in transaction fees in connection with the financing. The Company also designated another 3,921,312 shares of its preferred stock to be issued as redeemable preferred stock ("Redeemable Preferred Stock") with a par value of $0.001 per share, upon the conversion of the Series A Preferred Stock.

Series A preferred stock

On August 15, 2005 ("Conversion Date"), the holders of the Series A Preferred Stock elected to convert the Series A Preferred Stock into 9,750,000 shares of common stock at a defined conversion rate of 2.486 per share plus 3,921,312 shares of Redeemable Preferred Stock. There were no shares of Series A Preferred Stock outstanding after this transaction, as all shares were cancelled upon the conversion.

Redeemable preferred stock

Holders of Redeemable Preferred Stock do not have general voting rights, except for the right to elect, as a separate class, two members to the board of directors and the right to consent or withhold consent to certain actions by the Company. The Redeemable Preferred Stock has cumulative, noncompounding dividend rights of $0.13388 per share per year. The cumulative dividends become due and payable upon liquidation or redemption of the Redeemable Preferred Stock.

As of December 31, 2006, the redemption amount for the Redeemable Preferred Stock was $17,283,168. The Redeemable Preferred Stock has a liquidation value of $4.463 per share plus accrued and unpaid dividends on the Redeemable Preferred Stock, plus accrued and unpaid dividends on the Series A Preferred Stock as of the Conversion Date. Included in the Redeemable Preferred Stock are cumulative unpaid dividends on the Series A Preferred Stock in the amount of $5,070,117, cumulative unpaid dividends on the Redeemable Preferred Stock in the amount of $484,130, and the liquidation value of remaining outstanding Redeemable Preferred Stock, in the amount of $11,728,921.

The Redeemable Preferred Stock is redeemable by the holders following a Qualified Public Offering, an Extraordinary Transaction as defined in the Certificate of Incorporation or if the holders elect to redeem by giving the Company not less than 10 days written notice according to the following schedule: up to 33% after one year from the Conversion Date, up to 66% of the then-outstanding shares after two years from the Conversion Date and up to 100% of the then outstanding shares after three years from the Conversion Date. Additionally, the Company can elect to redeem the Redeemable Preferred Stock upon a Qualified Public Offering or according to the following schedule: exactly 33% after one year from the Conversion Date, exactly 66% of the then outstanding shares after two years from the Conversion Date and exactly 100% of the then outstanding shares after three years from the Conversion Date.

In August 2006, the holders of the Redeemable Preferred Stock elected to redeem 33% of the Redeemable Preferred Stock and on August 15, 2006 a redemption payment of $8,445,472 was made, consisting of $5,775,000 representing the liquidation value of the surrendered shares,

$173,250 of accreted dividends on the Redeemable Preferred Stock and $2,497,222 of accreted dividends on the Series A Preferred Stock.

The Company is accreting the Redeemable Preferred Stock to the redemption price as a deduction from retained earnings, to the extent available, and any remaining to additional paid-in-capital.

Redeemable preferred stock redemption and common stock dividend (unaudited)

On March 27, 2007, by mutual consent of the Company and the holders of Redeemable Preferred Stock, the Company redeemed its remaining outstanding Redeemable Preferred Stock for approximately $17.4 million.

On March 29, 2007, the Company paid a one-time common stock dividend of $2.00 per share totaling $41.3 million.

Common stock warrants

In December 1998, the Company granted warrants to purchase 100,000 shares of common stock (the "Warrants") to each of the Company's two founders. The Warrants have an 11-year term, vesting on January 21, 2009, and expiring on January 20, 2010. The Warrants fully vest upon a qualified public offering and have an exercise price of $2.05 per share. The Company has recorded the Warrants as a component of equity pursuant to Emerging Issues Task Force issue No. 00-19, Accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock, at their estimated fair value at the date of issuance, which is $226,000, in the accompanying financial statements.

Registration rights

Certain of the Company's stockholders are entitled to require registration for the sale of their shares if the Company becomes publicly traded. The Company would be required to bear all registration expenses if these rights are exercised, other than underwriting discounts and selling commissions.

Stock options

The Company maintains incentive stock option plans to provide long-term incentives to its key employees, officers, directors and consultants under which 2,387,688 shares of common stock were reserved for issuance. As of December 31, 2006, 431,742 shares remained available for grant. Options have a ten-year term and vest over terms of two, four, five or ten years.

The following is a summary of the Company's option activity for the years ended December 31, 2004, 2005 and 2006:

	Number of shares under option	Weighted average exercise price	Aggregate intrinsic value(1)

Outstanding, December 31, 2003	675,630	$2.11
Granted	747,594	0.25
Forfeited	(159,200)	1.42
Exercised	(2,000)	2.25

Outstanding, December 31, 2004	1,262,024	1.09
Exercisable, December 31, 2004	801,244	1.55
Granted	442,500	0.53
Forfeited	(63,327)	1.89
Exercised	(11,373)	1.55

Outstanding, December 31, 2005	1,629,824	0.91
Exercisable, December 31, 2005	983,474	1.22
Granted	—	—
Forfeited	(31,164)	1.47
Exercised	(149,555)	0.45

Outstanding, December 31, 2006	1,449,105	0.94

Granted (unaudited)	860,000	6.00
Forfeited (unaudited)	(171,400)	2.18
Exercised (unaudited)	(930,458)	0.71	$7,015,236

Outstanding, March 31, 2007 (unaudited)	1,207,247	4.54	4,478,886

Exercisable, March 31, 2007 (unaudited)	115,112	3.28	572,107

(1)
The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company's common stock on March 31, 2007 of $8.25 and the exercise price of the underlying options.

The following table summarizes information about stock options outstanding at December 31, 2006:

		Options outstanding
				Options exercisable
		Weighted average remaining contractual life (in years)
Range of exercise prices	Outstanding as of December 31, 2006		Weighted average exercise price	Exercisable as of December 31, 2006	Weighted average exercise price

$0.00-$0.25	687,355	6.8	$0.24	607,587	$0.24
$0.26-$1.00	328,750	8.6	0.56	112,500	0.52
$1.01-$3.00	433,000	3.1	2.35	433,000	2.35

	1,449,105	6.1	0.94	1,153,087	1.06

No stock options were granted to non-employees in 2005 or 2006. During 2004, compensation expense for the fair value of stock options granted to non-employees totaled $2,129. The total intrinsic value of options exercised in 2004, 2005 and 2006 was $0, $1,495 and $445,023, respectively.

The following table summarizes information about stock options outstanding at March 31, 2007 (unaudited):

		Options outstanding
				Options exercisable
		Weighted average remaining contractual life (in years)
Range of exercise prices	Outstanding as of March 31, 2007		Weighted average exercise price	Exercisable as of March 31, 2007	Weighted average exercise price

$0.00-$0.25	59,768	6.7	$0.24	—	—
$0.26-$1.00	213,229	8.5	0.58	10,862	0.65
$1.01-$3.00	74,250	3.3	2.57	74,250	2.57
$3.01-$6.00	860,000	10.0	6.00	30,000	6.00

	1,207,247	9.2	4.54	115,112	3.28

For the three months ended March 31, 2007, 30,000 (unaudited) fully vested stock options were granted to non-employees and compensation expense related to the fair value of these stock options was $93,657 (unaudited).

7.     Income taxes

As of December 31, 2006, the Company had approximately $675,000 of general business tax credit ("GBC") carryforwards arising from research and development activities. These GBC credits may be carried forward for a period of 20 years and are available as an offset against any future regular tax liability. The GBC carryforwards begin to expire in 2022.

As of December 31, 2006, the Company had approximately $185,000 of foreign tax credit ("FTC") carryforwards arising from foreign taxes paid. These FTC carryforwards may be carried forward for a period of five years and are available as an offset against any future regular tax liability if there is sufficient foreign source income in the year of use. The foreign tax credits begin to expire in 2012.

The Company has recorded net deferred tax assets for the expected future consequences of temporary differences, including tax credit carryforwards. The level of future taxable income generation that would be required in order to realize the benefit of certain of the Company's tax credit carryforwards is substantially higher than its historical profitability. Therefore, a valuation allowance has been provided for certain of the Company's tax credit carryforwards that are not expected to be realized and the resulting effect on the rate at which the deferred tax items will be realized.

As of December 31, 2005 and 2006, the Company had income taxes payable of approximately $165,000 and $1,100,000, respectively, which are included in accrued liabilities in the accompanying consolidated balance sheets.

The provision for income taxes consisted of the following for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31
	2004	2005	2006

Current
Federal	$672,778	$985,344	$2,804,479
State and Foreign	75,359	87,466	81,469

	748,137	1,072,810	2,885,948
Deferred
Federal	(211,953)	(98,269)	(1,161,450)

Income tax provision	$536,184	$974,541	$1,724,498

The differences between the effective tax rate reflected in the total provision for income taxes and the U.S. federal statutory rate of 34% for the years ended December 31, 2004, 2005 and 2006, were as follows:

	Year ended December 31
	2004	2005	2006

Provision at the U.S. federal statutory rate	$1,425,315	$1,500,783	$2,974,917
Increase (decrease) resulting from
State income taxes, net of federal taxes	(12,116)	31,776	17,510
Foreign income taxes, net of federal taxes	—	36,755	36,260
Nondeductible expenses	52,070	58,586	80,882
Extraterritorial income	—	(18,506)	(47,845)
Domestic production activities	—	—	(39,935)
Incremental benefits for tax credits	(601,315)	(567,327)	(730,768)
Change in tax rate/income subject
to lower tax rates and other	(39,400)	(23,821)	(43,601)
Increase (decrease) in valuation allowance	(288,370)	(43,705)	(522,922)

	$536,184	$974,541	$1,724,498

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2005 and 2006, are as follows:

	December 31
	2005	2006

Current deferred tax asset:
Accruals not currently deductible	$624,923	$1,348,797
Less: Valuation allowance	(257,321)	(555,387)

Total current net deferred tax asset	367,602	793,410
Noncurrent deferred tax liability:
Property and equipment	(97,546)	—

Total noncurrent deferred tax liability	(97,546)	—
Noncurrent deferred tax asset:
GBC carryforwards	1,945,487	675,067
Property and equipment	—	24,045
Deferred revenue	—	1,129,000
FTC carryforwards	250,969	185,452

Total noncurrent deferred tax assets	2,196,456	2,013,564
Less: Valuation allowance	(2,156,290)	(1,335,302)

Total noncurrent deferred tax asset (liability)	(57,380)	678,262

Total net deferred tax asset	$310,222	$1,471,672

The current net deferred tax asset and noncurrent net deferred tax asset are included in prepaids and other, and other assets, respectively, in the accompanying consolidated balance sheets.

8.     Commitments and contingencies

Litigation

The Company may be subject to various legal proceedings arising in the ordinary course of business. Management does not believe the outcome of current legal actions will have a material adverse effect on the Company's financial position or results of operations.

Insurance

The Company is self-insured for a certain portion of annual healthcare costs. Management believes the Company's accrual for estimated potential claim costs to satisfy the self-insurance provisions of the insurance policies for claims occurring through December 31, 2006 is adequate. As of December 31, 2005 and 2006, the Company had recorded a self-insurance liability totaling approximately $285,000 and $391,000, respectively, which is included in accrued liabilities within the consolidated balance sheet.

Indemnification

The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe a third party's intellectual property rights. To date, the Company has not incurred any losses as a result of such indemnifications and have not accrued any liabilities related to such obligations in the Company's consolidated financial statements.

Lease Agreements

The Company leases office space and office equipment under non-cancelable operating leases that expire at various dates through 2011. Total rent expense incurred during the years ended December 31, 2004, 2005 and 2006, was approximately $1,281,000, $1,281,000 and $1,080,000, respectively. Future minimum payments relating to non-cancelable operating lease agreements at December 31, 2006, are as follows:

Year ending December 31	Operating leases

2007	$1,004,161
2008	1,126,588
2009	1,184,925
2010	1,207,800
2011	704,550

$5,228,024

The Company had no capital leases at December 31, 2006. In 2006 the company renegotiated its office lease which expired in May 2006. The new lease expires on July 31, 2011.

9.     Geographic information

The Company evaluates the performance of its geographic regions based on revenue only. The Company does not assess the performance of its geographic regions based upon income or expenses, such as depreciation and amortization, operating income or net income. In addition, as the Company's assets are primarily located in its corporate office in the United States and not allocated to any specific region, the Company does not produce reports for, or measure the performance of, its geographic regions based on any asset-based metrics. Therefore, geographic information is presented only for revenue. International sales for the years ended December 31, 2004, 2005 and 2006, amounted to approximately $17,017,651, $20,960,261 and $28,830,603, respectively, representing 52%, 60% and 63%, respectively, of annual revenue. International sales for the three months ended March 31, 2006 and 2007 amounted to $5,888,997 (unaudited) and $9,018,941 (unaudited), respectively, representing 61% (unaudited) and 67% (unaudited), respectively of revenue in the period.

The following geographic information is presented for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007.

	Year ended December 31						Three months ended March 31,
	2004		2005		2006		2006		2007
	Revenue	Percent	Revenue	Percent	Revenue	Percent	Revenue	Percent	Revenue	Percent
								(unaudited)		(unaudited)

The Americas
United States of America	$15,428,151	48%	$14,169,500	40%	$17,196,906	37%	$3,728,698	39%	$4,433,382	33%
Other	2,273,915	7%	2,677,190	8%	4,182,045	9%	845,854	9%	1,933,751	15%

Subtotal	17,702,066	55%	16,846,690	48%	21,378,951	46%	4,574,552	48%	6,367,133	48%
Europe, the Middle East and Africa
United Kingdom	1,291,785	4%	1,496,642	4%	5,223,140	11%	906,814	9%	1,617,375	12%
Germany	2,168,359	7%	4,296,647	12%	3,513,916	8%	830,843	8%	706,592	5%
Other	4,614,634	14%	5,858,794	17%	8,866,331	19%	1,980,266	21%	2,302,811	17%

Subtotal	8,074,778	25%	11,652,083	33%	17,603,387	38%	3,717,923	38%	4,626,778	34%
Asia Pacific	6,668,958	20%	6,630,988	19%	7,045,171	16%	1,325,220	14%	2,458,412	18%

Total revenue	$32,445,802	100%	$35,129,761	100%	$46,027,509	100%	$9,617,695	100%	$13,452,323	100%

10.  Concentrations of credit risk

For the year ended December 31, 2006, no customer accounted for 10% or more of revenue. For the year ended December 31, 2005, the Company had one customer that accounted for 10.1% of revenue.

The Company's operations could be affected, either positively or negatively, due to the level of revenue derived from the airline industry. A significant portion of the Company's airline revenue is derived from maintenance and support revenue from over 40 different airlines.

The Company's short-term investments on deposit with any one party and at any point in time may exceed federally insured limits. To date, the Company has not incurred any losses in connection with short term investments.

11.  Related-party transactions

The Company currently has employment agreements with its executive officers and three other members of management. The employment agreements provide for six months to one year of salary upon termination without cause or, in some cases, for good reason.

12.  Employee retirement savings plan

The Company sponsors the PROS Holdings, Inc. 401(k) Plan. The 401(k) Plan is designed to provide eligible employees with an opportunity to make regular contributions to a long-term investment and savings program. All employees are eligible to participate in the 401(k) Plan following the completion of six consecutive months of service. The Company's matching contribution is defined as 50% of the first 6% of employee contributions. The Company may also make discretionary contributions. Matching and discretionary contributions by the Company in 2004, 2005 and 2005 totaled $375,537, $413,569 and $504,363, respectively.

Schedule II
Valuation and qualifying accounts

(Dollars in thousands)	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period

Allowance for doubtful accounts deducted from accounts receivable in the balance sheet
2006	$1,020	$205	$(35)(1)	$1,190
2005	1,200	—	(180)(1)	1,020
2004	1,450	59	(309)(1)	1,200
Allowance for deferred tax assets not expected to be realized
2006	$2,414	$1,562	$(2,085)(2)	$1,891
2005	2,801	836	(1,223)(2)	2,414
2004	3,089	762	(1,050)(2)	2,801

(1)
Uncollectible accounts written off, net of recoveries

(2)
Reflects utilization of tax assets that previously had a valuation allowance

6,825,000 shares

Common stock

Prospectus

JPMorgan	Deutsche Bank Securities

Jefferies & Company	Thomas Weisel Partners LLC

Until July 22, 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is an addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.